SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☑    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: January 31, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued January 30, 2006
99.2	Annual Report 2005

Exhibit 99.1

Océ N.V. confirms final results fiscal year 2005

Final results 2005

Dividend 2005

Annual General Meeting of Shareholders 2006

Final results 2005

Océ confirms that the final results under Dutch GAAP for the 2005 financial year are equal to the provisional results that were published on January 16, 2006. This means total revenues of € 2,677.3 million, operating income of € 110.1 million, net income of € 78.8 million and net earnings of € 0.92 per € 0.50 ordinary share.

The results under US GAAP will differ substantially from those under Dutch GAAP because the release of the pension provision in the Netherlands will, under US GAAP not be credited to the Statement of Operations in 2005 but in subsequent years.

Dividend 2005

As announced on January 16, 2006 it will be proposed to shareholders to adopt a dividend for the 2005 financial year of € 0.58 (2004: also € 0.58) per ordinary share of € 0.50 nominal. Upon adoption of this proposal the final dividend per ordinary share for 2005 will be € 0.43; the interim dividend amounted to € 0.15. It is proposed to pay out the final dividend fully in cash. The dividend will be made available for payment as from May 8, 2006. Shares in Océ N.V. will be listed “ex-dividend” as of April 24, 2006.

General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held in Venlo on Thursday, April 20, 2006, commencing at 14.00 hrs. The agenda for this meeting will be available in printed form and also via the internet (www.investor.oce.com) as of March 23, 2006.

Annual Report 2005

The annual report will be published on the internet (www.investor.oce.com) on February 1, 2006 and will be available in printed form as of February 17, 2006.

January 30, 2006

Océ N.V.,Venlo, the Netherlands

For further information:

Investor Relations:	Press:

Pierre Vincent Senior VP Investor Relations	Jan Hol, Senior VP Corporate Communications
Telephone +31 77 359 2240	Telephone + 31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Exhibit 99.2

Océ N.V.

Report for the financial year December 1, 2004

to November 30, 2005

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

More copies of the English translation of this Annual Report or of the Dutch language original version are available on request from Océ N.V.,

Corporate Communications Department

telephone [+31] 77 3594000

e-mail info@oce.com

The Annual Report as well as other publications such as press releases, presentations, speeches and other items related to the annual report can also be accessed via the corporate website [http://www.oce.com].

Profile

Océ: innovative by nature

Océ is one of the world’s leading suppliers of professional printing and document management systems. For offices, industry and the graphics market the company develops and manufactures systems for the production, distribution and management of documents, in colour and black and white, in small format and in wide format.

This relates to printers, scanners, peripheral equipment and printing media but also to document management software and innovative products in the areas of system integration, outsourcing of document management activities and leasing of machines.

Océ focuses primarily on professional environments in which its products are well-known for their productivity and reliability, ease of use and favourable ‘total cost of ownership’. The company has built a world-wide reputation as an innovative business in both a commercial and a technological respect.

Océ is commercially active in 80 countries and has its own sales and service establishments in over 30 countries. In Europe and the United States it also operates research and manufacturing facilities in various locations. In 2005 Océ, which employs more than 24,000 people, achieved revenues of € 2.7 billion and a net income of € 79 million.

Business model Océ’s business model is based on close cooperation between sales and services and research & development. Thanks to the constant feedback of experience gained from ongoing, intensive contact with users, Océ is able to respond promptly and effectively to changing market requirements.

The company’s own sales and service organisation has attuned its activities as accurately as possible to the market segments that are of strategic relevance. In this way the broad product range and technology base of Océ and selected machines of OEMS [Original Equipment Manufacturers] can be optimally deployed to meet customer needs. In a number of countries part of the product range is made available via specialised distributors.

Océ develops its basic technologies and most of its product concepts in its own R&D facilities. In all cases this involves searching for ways of providing specific solutions for each customer’s current and future needs. The desire and the ability to develop totally new concepts to meet these needs is the source of the company’s broad and unique technology base. Océ’s innovative capabilities are also enhanced and strengthened through alliances with strategic partners and through cooperation with co-developers and OEMS for machines in the high, medium and low volume segments.

Profile

Board of Supervisory Directors

J.L. Brentjens, chairman

F.J. de Wit, vice-chairman

M. Arentsen

A. Baan

P. Bouw

J.V.H. Pennings

Board of Executive Directors

R.L. van Iperen, chairman

J. van den Belt

J.F. Dix

Staff Director | Company Secretary

Vacancy

Financial year The company’s financial year runs from December 1 to November 30.

Articles of Association The present Articles of Association were confirmed by a notarial deed dated December 23, 2004. Océ N.V. is an international holding company within the meaning of Article 153, para. 3b, Book 2 of the Dutch Civil Code.

Registered office and commercial registry The company has its registered office in Venlo, the Netherlands, and is registered in the Commercial Registry in Venlo under No. 12002283.

Head office The head office is at

St. Urbanusweg 43, Venlo, the Netherlands

P.O. Box 101, 5900 MA Venlo, the Netherlands

telephone [+31] 77 3592222

fax [+31] 77 3544700

Océ on Internet: http://www.oce.com

e-mail info@oce.com

For general information about Océ:

telephone [+31] 77 3592000

Océ’s ambitions and strategy

Ambitions	Strategic objectives	Actions taken in 2005

Customers Océ aims to be one of the top-three suppliers in the strategically relevant market segment by offering a complete range of [full-line] document management products and services.

To maintain its leading position in high-production transaction printing and to achieve this position in high-production document printing in both corporate and commercial environments.

To remain a strong supplier of services in the area of document management and business services.

To offer complementary products and imaging supplies which create full-line solutions.

To strengthen its leading position in wide format printing.

To achieve a leading position in high-production display graphics.

The acquisition of Imagistics has strongly improved our distributive strength in North America and the United Kingdom. Océ now has nation-wide sales and service coverage in America.

Distributive strength reinforced through organic expansion of and productivity increase in the sales organisations. Position in colour strengthened through introduction of the Océ CPS800 and the Océ CPS900 Platinum versions and the possibility of combining these machines to form production clusters.

Launch of the Océ TCS500 colour printer.

Black and white portfolio further strengthened in functionality and price.

Expansion of Technical Document Systems in Japan through acquisition of machine population of Shacoh.

Imaging Supplies now supplies a complete range for wide and small format media.

Employees Océ aims to offer an inspiring working environment.	To be an attractive employer world-wide. In the Netherlands, to be one of the ten most attractive companies for graduates and one of the top-five for technical specialists.

Successful continuation of the roll-out of competencies management, corporate leadership labs and Global Océ Professionals programme.

Development and succession plan for senior management intensified.

Campus recruitment started up.

Shareholders Océ aims to achieve returns that give the company a top position in its sector of industry.

To achieve a long term return on total assets [ROA] of 12% and a return on equity [ROE] of 18%. ROA is an internally focused measure; Océ studies replacement of ROA by an externally focused profitability indicator.

To achieve average annual revenues growth of 10%, of which at least half is organic.

Start made on restructuring plans in Europe and the United States.

Next phase of cost reduction actions initiated as part of operational excellence [IT, purchasing and logistics].

Outsourcing of lease activities continued.

Partners Océ aims to build up a network of partnerships that is one of the strongest in its sector of industry.

To co-operate in the area of technology with the best specialists in the industry.

To work together with high-quality suppliers and to contract out work to strong partners.

To co-operate with partners in the market who contribute to the distribution of Océ products and standards.

The strengthening of product portfolio through co-operation with OEM hardware and software partners.

Cost savings on purchase of components.

Co-operation with universities and top-class technology institutes.

Next steps taken in the relocation of part of assembly activities to Central Europe and via outsourcing to the Far East.

Continued outsourcing of lease activities to strong vendor lease partners.

Society Océ aims to do business in a way that contributes to the sustainable development of society.	To implement the basic principles of the UN Global Compact. To minimise any unwanted effects of Océ products on the environment.	Objective for improvement in sustainability formulated in more concrete terms. Further steps taken to boost sustainability awareness in the supply chain.

Strategic perspective

Short term [1-3 years]

Global strengthening of leading positions and improving growth and profitability Over the past year Océ has achieved strong growth in machine sales. A distinct improvement has also been booked in revenues from service. The purchase of Imagistics has further boosted the strength of the organisation, particularly in the important North American and UK markets. As a result Océ has now achieved nation-wide coverage in the American market for both sales and service operations, which will lead to substantial economies of scale. Océ is therefore focusing explicitly on offering a full-line product range. Thanks to its market-focused and even stronger organisation and its new products and services, Océ is well placed to raise the level of profitability and revenues.

To support this development over the short term, Océ will continue its efforts to improve operational efficiency. In the year ahead the emphasis will be on a further strengthening of efficiency, firstly by harnessing the economies of scale created through the integration of Imagistics and, secondly, by improving business processes and the related organisation structure. A definite role will be played here by an improvement in the purchasing processes, optimisation of the IT infrastructure and logistics and by raising the levels of efficiency in service activities.

For a number of activities Océ is increasingly working together with partners. The outsourcing of part of the assembly operations to Central Europe and the Far East is one example. At the same time, however, Océ continues to invest in the development of innovative products and services. In addition, the outsourcing of the lease activities will be completed and a further reduction in other working capital items will be achieved.

The ultimate aim of these activities is not only to supply increasingly better products and services to a growing circle of customers but also to boost the level of profitability.

Medium term [3-5 years]

Safeguarding strong positions in growth markets Océ is expanding the positions it holds in growth markets and has launched numerous activities to safeguard its leading positions over the medium term. These include, for example, the strengthening of market shares in the Printing-on-Demand, Business Services and Display Graphics segments, as well as the positions that the company holds in colour, in software and in emerging markets, particularly those in Asia. Besides organic growth, various forms of co-operation with strong partners and also acquisitions will continuously play an important role.

Long term [> 5 years]

Expanding the position in document management Customers are increasingly asking for integrated solutions for document management processes. Océ already provides support to its customers by offering a growing number of services and solutions for the effective and efficient management of documents that have been produced on paper and in electronic form. Océ Business Services and Software & Professional Services are the company’s business groups that specifically respond to this demand, but the supply of integrated output management solutions also receives much attention as part of the company’s core activities.

One of Océ’s ambitions is to achieve a top-three position within selected segments of the document management market.

Key figures

		2005	2004	x € million

Total revenues		2,677.3	2,652.5

	Change on previous year [%]	0.9	–4.2

	Change [organically]	–0.1	–0.1

	Non-recurring*	6.9	10.6

	Recurring*	–2.8	–3.6

Gross margin		1,071.8	1,103.4

	As % of total revenues	40.0	41.6

Operating income before impairment		110.7	118.3

Operating income [EBIT]**		110.1	110.4

	Change on previous year [%]	–0.2	–11.6

	As % of total revenues	4.1	4.2

	As % of average balance sheet total [ROA]	4.8	4.8

Net income		78.8	78.1

	Change on previous year [%]	1.0	27.0

	As % of total revenues	2.9	2.9

Balance sheet total		2,819.5	2,233.1

	Shareholders’ equity	780.8	714.1

	Net capital expenditure on intangible

	and tangible fixed assets	149.1	122.7

Cash flow before financing activities		–507.5	370.5

Number of employees at November 30		24,164	21,315	employees

Ordinary net income	As % of average ordinary Shareholders’ equity [ROE]***	11.3	11.3

Per € 0.50 ordinary share	Net income	0.92	0.89	euro

	Shareholders’ equity	8.65	7.87

	Dividend	0.58	0.58

Number of € 0.50 ordinary shares	Average number outstanding	83,698,244	83,487,576	shares

	Potential increase from conversion/options	970,609	1,271,054

Diluted earnings per € 0.50 ordinary share		0.91	0.88	euro

	Year’s highest/lowest	13.54/10.80	16.10/10.60

	Year end	12.11	11.25

	* Non-recurring revenues: sales from machines, software and professional services. Recurring revenues: revenues from services, materials, rentals, interest and business services.

	** EBITDA 2005 amounted to € 256 million.

	*** The definition of ROE has changed in 2004.

Report of the Board of Supervisory Directors

To the Annual General Meeting of Shareholders of Océ N.V., Venlo.

Annual Report We herewith present to you the Annual Report for 2005 which comprises the Annual Financial Statements for 2005 and was drawn up by the Board of Executive Directors. The Annual Financial Statements have been examined by the external auditors PricewaterhouseCoopers Accountants N.V. who have issued an unqualified audit opinion that is set out on page 123 of this Annual Report. We have discussed the Annual Report with the Board of Executive Directors in the presence of the auditors. On the basis of those discussions we can state that the Annual Report provides the necessary basis for the release and discharge of our Board in respect of its accountability and its supervisory function.

We recommend that you adopt the Annual Financial Statements, including the dividend proposal, and that you grant a release and discharge to the Board of Executive Directors for its management and to the Board of Supervisory Directors for its supervision over such management during the past financial year.

Results and strategic position Océ’s net income for the year under review amounted to € 79 million, which is equivalent to € 0.92 per ordinary share.

Total revenues, after adjustment for lease effects, increased by 2.1% on an organic basis which is particularly positive in combination with the fact that recurring revenues are now also picking up again.

Another important factor is that these improvements are occurring against an economic background that is still far from optimal. Further economic recovery is expected to strengthen this positive trend.

During the year under review the company focused its efforts on achieving a number of important preconditions that will enable it to benefit from the recovery that has now started to show through. One of those preconditions, the availability of a high-quality and competitive range, was fulfilled during the past year, and this will keep our full attention. This was reflected in particular in the increased demand for our new products. A second precondition, an efficient and cost-conscious organisation, is an ongoing task. Here again, with the support of drastic reorganisations, the targets for the past year were realised. Thirdly, a significant strengthening of distribution capabilities, has been given a vigorous impetus through the acquisition of Imagistics International Inc. On the American market in particular this has strengthened Océ’s position to an extent that could not otherwise have been achieved as quickly. Our consultations with the Board of Executive Directors about this acquisition convinced us that this acquisition was the right decision at the right moment.

Report of the Board of Supervisory Directors

Supervision In 2005 the Board of Supervisory Directors held seven meetings with the Board of Executive Directors. Aspects discussed at those meetings were the company’s strategy and the related strategic choices. Commercial and technological developments and the financial position of Océ were also discussed. A regular item on the agenda at meetings of our Board is an assessment of the risks and risk management systems, as is required under the Sarbanes-Oxley Act and the Dutch corporate governance code. Consultation was also held with the internal and external auditors. In addition, growth possibilities and potential acquisitions were discussed at various meetings.

At the meeting in January 2005 the number of shares to be granted in conformity with the share plan was determined, the targets for 2005 were discussed and the variable pay for 2004 was established on the basis of the previously set targets.

Prior to the meeting on July 6, 2005 the Board of Supervisory Directors paid a visit to the R&D facilities in Venlo, during which it was able to confirm that the company is well on track as regards its projects for the future including colour.

In August an extra meeting was devoted in full to the acquisition of Imagistics.

At each meeting time was also devoted to the feedback of the deliberations of the Audit Committee.

The Board of Supervisory Directors held two meetings at which the executive directors were not present in order to discuss the functioning of the Board of Supervisory Directors and its members. In our opinion the Board of Supervisory Directors complies with the independence requirements set by the Dutch corporate governance code.

The functioning of the Board of Executive Directors and its members was likewise discussed, as was the company’s top management structure, both now and for the future.

The Audit Committee held six meetings in 2005 at which the internal and external auditors were also present. Members of the management attended these meetings when invited to do so. The Audit Committee’s main tasks comprise an extensive evaluation of the financial reporting before this is dealt with at the plenary meeting of the Board of Supervisory Directors, supervision of the effectiveness of the system of internal controls and an assessment of the company’s risk profile. To fulfil these tasks the committee discussed the annual results, including the annual reporting in accordance with US stock exchange regulations [Form 20-F] and the quarterly results.

The committee also discussed the internal management and control systems, the financial reporting, compliance with the recommendations made by the auditors, the activities of the internal audit department, the activities, remuneration and independence of the external auditor, proposals in the area of tax planning and ICT, and the company’s financing plan. Specific attention was devoted to the transition to IFRS with effect from December 1, 2005 and to the requirements set with regard to risk and risk control under the Sarbanes-Oxley Act and the Dutch corporate governance code.

The Remuneration Committee met twice during the year under review. The committee discussed the remuneration and bonuses of the Board of Executive Directors as well as the implementation of the remuneration policy for the Board of Executive Directors that had been approved by the General Meeting of Shareholders in 2004, including the share plan to replace the stock option plan.

The share plan and the remuneration package are dealt with in more detail on page 62 and further in the section on corporate governance.

The Selection and Nomination Committee held two meetings during the year under review. This committee gave advise to the Supervisory Board on the selection, appointment and functioning of supervisory directors and executive directors.

Report of the Board of Supervisory Directors

Supervisory Board changes At the General Meeting of Shareholders on April 15, 2005 Messrs. Brentjens and De Wit were reappointed. During 2005 the composition of the Board of Supervisory Directors was therefore unchanged.

Messrs. Pennings and Bouw are scheduled to retire by rotation from our Board in 2006. During their membership of the Supervisory Board Mr. Bouw and Mr. Pennings have, on the basis of their knowledge and experience, made a very great contribution to the way in which our Board functions and for this we owe them a tremendous debt of gratitude. As regards their successors, a proposal will be made to the Annual General Meeting of Shareholders on April 20, 2006. The agenda for that meeting will be published on March 23, 2006.

Océ has shown over the past year that its strategic decision to continue investing strongly in innovation and distributive strength is bearing fruit, even when the economic climate is not so favourable. We would therefore like to express our thanks to all Océ employees for the contribution they made to this performance. We have the fullest confidence in their ability to ensure that the targets that Océ has set for the future will be achieved.

Venlo, January 27, 2006

The Board of Supervisory Directors

J.L. Brentjens, chairman

F.J. de Wit, vice-chairman

M. Arentsen

A. Baan

P. Bouw

J.V.H. Pennings

In the section on corporate governance on pages 64 and 65 further details are given about the Board of Supervisory Directors, its profile, its committees and the remuneration of its members.

Report of the chairman of the Board of Executive Directors

2005 was an extremely important year for Océ. Looking at the strongly increased machine sales, the new products and the successful acquisition, we can see that during the year under review we gave concrete form to major elements of our strategy. The sales figures also show that, following a difficult period, we have again found the upward line. Although there is still a great deal of work ahead of us, this is the message that can be read in many places in this annual report and we are proud of that.

Strongly improved basic position

Our position has been strengthened over the past year through a series of important events and activities: the acquisition of Imagistics International Inc., which has made a substantial contribution to our distributive strength and to our portfolio, the addition of important new Océ machines to the range, which is now complete and competitive, the further sale of our lease portfolio and the increasing outsourcing of manufacturing activities to Asia. In a nutshell that is the picture of the year under review. Naturally, tough tasks still remain, such as a radical reduction in costs and the realisation of the synergy effects of the Imagistics acquisition, but that does not alter the fact that our company has grown considerably in strength over the past year.

Unique products

One of the principal factors underlying the growth in machine sales is the strength of our products. During the year we successfully made our presence felt on the market with a complete product range for all market segments in which we want to operate. In the past we were always able to offer a number of highly successful machines, many of which were pace-setters in their category. We can say that now we again have machines with those same unique qualities in the form of the Océ CPS800 and the Océ CPS900 Platinum, the Océ VarioPrint 2100 family, the Océ VarioStream 9000 family and, for wide format applications, the Océ TCS500. They will continue in the years ahead to set the standard for reliable, high-quality printing in the sectors that we serve. Thanks to the sales of machines we are also seeing a recovery in recurring revenues. However, the pace of this recovery is being slowed down because of the transition from analogue to digital machines, and in the forthcoming years, therefore, it will continue to be extremely important to keep boosting the level of machine sales whilst at the same time reducing costs further.

Greater distributive strength

Whilst the product range may have been the principal driver of the growth in machine sales, it did not form the full explanation for that growth. The economy during the year under review was still not in such a condition that it automatically lead to growth. The real explanation can be found in the expansion of our distributive strength on which we have been focusing our efforts for more than two years. Clearly, the intensive training of our sales representatives and the strengthening of the sales staff in the operating companies to include a large number of specialists are starting to bear fruit.

Report of the chairman of the Board of Executive Directors

By far the most important impulse for the greater distributive strength in the United States was formed by the acquisition of Imagistics International Inc. Imagistics boasts a strong distribution network in North America. It can count on around 60% of the businesses in the Fortune 1000 list as its customers, has a thorough knowledge of the American printer/ copier market and does good business there. Through this acquisition, which was largely financed by the proceeds from the sale of our lease portfolio, our financial activities have been converted into a healthy commercial activity with a specific and sustainable profit potential. This, without doubt, makes the acquisition the jewel in the crown of the year under review.

Employees form the basis

The statement that employees are the driving force behind the company may not be original, but that does not make it any less true. Océ employees have proved in recent years that they form a remarkably wide and resilient basis for the drastic changes that were needed within the company. Whilst retaining all the good characteristics of the traditional Océ approach [dedicated, close to the customer], the organisation has been transformed in recent years to make it more responsive to change and more flexible. On the basis of the core values that were chosen several years ago, our employees work on their self-development within the business and at the same time on the further growth of Océ. Training and education, as part of world-wide programmes, are not incidental activities but form an integral part of everyday work. At the same time the labour factor also represents more than one half of Océ’s costs. That is why we have decided, within the framework of a further cost reduction, to subject a number of business processes to critical scrutiny. As a result of this, around 500 jobs will be discontinued in Europe and 250 jobs in the United States.

Tight customer focus

With our complete and competitive range we are clearly showing that Océ belongs on the shortlists of preferred suppliers for wide format and small format applications and in both commercial and corporate printing environments. Less visible for the outside world, but no less important for all that, is the broad range of information, analysis, consultancy, software and professional services that we use to assist our customers in the choice, configuration and implementation of their systems and subsequently during the entire life cycle of the printing systems. When we talk about distribution, sales and service we are referring to the whole spectrum of the activities relating to the purchase of equipment. Tightly focused on the market and basing themselves in full on the customer’s requirements, a large group of Océ employees will have often been at work for quite some time even before a purchase decision is taken. For us, therefore, selling means the implementation of a complete solution in the customer’s environment. The main thrust in the years ahead will be to convince potential customers that Océ not only has the best but also the most cost-effective offerings. The cost price of our products obviously plays a role in this. That is why it is necessary for us to relocate a large proportion of our manufacturing operations to Asia. But the price that matters in the end is the ‘total cost of ownership’ and that comprises a great many more elements than simply the purchase price of the machine. That favourable ‘total cost of ownership’ is the key to Océ’s further growth.

Report of the chairman of the Board of Executive Directors

Strong partners

With its own research and product development and its own world-wide sales and service organisation, Océ has developed as an independent business from the very beginning and this is also a position that we emphatically wish to preserve. And yet Océ has grown through – and also thanks to – extensive and close cooperation with technological, financial and commercial partners. A substantial part of our technological strength is built on the ability to ask for and obtain the very best from our partner technology businesses and knowledge institutes in all phases of development and production. These partnerships are mostly of a long term nature. In the past few years, however, we have been able to welcome countless new partners who carry out manufacturing with us and for us in the Far East. Our experiences to date have been excellent and I am convinced that they will be excellent performers in their increasingly more prominent role.

Other important partners, especially following the amalgamation with Imagistics, are the suppliers from whom we source machines that will allow us to offer our customers complete solutions. Because of the complementary nature of the products, these partnerships work to the advantage of all concerned.

Last but not least are the partners to whom Océ owes an especially great debt of gratitude: the many local distributors who act as guardians of the Océ name in all places where we do not have our own sales organisation. They ensure that our machines are available everywhere in the world and they offer the same standard of service and support that we provide in the major European and American industrial centres. Not infrequently these partners, who regularly visit our training centres for education and refresher training, pave the way for our expansion in new territories.

Océ within society

Océ has sought throughout its entire history to strike the right balance between the needs of the company, its employees and the environmental effects of its manufacturing operations and products. Sustainability is part of our company’s genetic code. In recent years, in line with the increasingly clearer calls for corporate social responsibility, we have provided a detailed insight into our guiding principles and activities in this area. Our transparent sustainability report meanwhile comprises virtually all Océ activities.

A look ahead

The increased sales, the improved recurring revenues and the successful conversion of our financial activities into a healthy commercial activity provide the ingredients for a good recovery in our results. We saw the first signs of this during the year under review. We are therefore embarking on the year 2006 full of confidence and ambition.

I regard this largely as the success of the combined efforts of all Océ people, in all countries, at all levels and in all markets. But this success would not have been possible were it not for the confidence that our customers, our partners and our shareholders have placed in us. We would like to thank all of them for the efforts they made and the confidence they showed.

R.L. van Iperen, chairman

Océ and Imagistics: a strong combination on the American market

When Océ announced the proposed acquisition of Imagistics International Inc. on September 16, 2005, that fact in itself did not come as a surprise to many people. Océ had always sent out the message that the proceeds from the sale of the lease portfolio would preferably be used to boost the company’s distributive strength, specifically in the United States. For some people, however, it did come as a surprise that this related to a company which is hardly active in the areas in which Océ excels: wide format and [very] high volume. But it is specifically the complementary nature of the product offerings that makes the combination the ‘perfect fit’ from a strategic point of view. The two companies strengthen each other by working together in different segments of the printing and document management markets. The existing customers of Imagistics gain access to Océ’s extensive technology and knowledge base and, conversely, the OEM range and market knowledge of Imagistics significantly enrich the product portfolio of Océ as a whole.

Imagistics: we understand documents

The promise that Imagistics makes to its customers and potential customers is formulated in crystal-clear terms in its company motto: we understand documents. The word ‘understand’ has two meanings: an understanding of documents, their structure, their function, their use, but also a thorough knowledge of documents, how they have to be created, presented, processed and distributed.

Just as at Océ, documents form the core of the Imagistics business. And, just like Océ, the company seeks to make a contribution to improving the effectiveness of its customers’ business. The supply of equipment and service forms an important part of its activities. No less important, however, is the application in the customer’s business of the knowledge of document flows that Imagistics has built up during many years of practical experience. For customers this is the key to improving their efficiency, productivity and cost control.

Complete solutions

Imagistics, which has its headquarters in Trumbull, Connecticut, is active via its own direct sales and service establishments in all 50 US states, the United Kingdom and parts of Canada. The company offers its customers complete solutions for document production, varying from stand-alone machines to complete networks for the low, medium and high volume. Imagistics sources the machines, following intensive in-house test cycles, from a few selected producers, including the machine supplier that Océ has also selected within the framework of the complete solutions that it offers for the low volume segment.

Océ and Imagistics: a strong combination on the American market

Océ and Imagistics: a strong combination on the American market. The amalgamation of the two businesses to form Océ Imagistics substantially boosts Océ’s presence and distributive strength in the corporate market in the United States. National and international customers of both companies can be excellently served in both Europe and the United States.

The product offerings of the two companies are complementary: Océ offers unsurpassed wide format, commercial and corporate printing systems based on its own, superior technology and Imagistics offers top-class OEM products in the high, medium and low volume segments. Océ Business Services offers document management services of a high standard; these can now also be offered to the customers of Imagistics.

Extensive distribution network

Imagistics employs more than 3,200 people, of whom almost 1,300 work in service and more than 1,200 in direct sales. Its customers include businesses that can be found in the Fortune 1000 list. Imagistics has a formidable distribution system and client network, strengthened by an excellent track record and intensive account management. In addition to its extensive distribution network in the United States and Canada, Imagistics is also active in the United Kingdom.

The activities of Imagistics comprise two main fields: on the one hand, copiers/multifunctionals [scan, copy, print] and, on the other, fax. The latter category is now rapidly losing ground as a stand-alone machine, whilst the former is gradually increasing in importance, partly also as a replacement for the fax machine.

Excellent basic position in the United States

As from January 1, 2006 the combination of Océ and Imagistics, operating under the name Océ Imagistics, has been able to offer a wide range of products to existing and new customers. The acquisition of Imagistics provides Océ with a unique opportunity to penetrate the office and printroom market in America. Océ’s revenues in the United States have grown to 1.7 billion dollars and thus account for around 43% of total revenues. The Océ Imagistics combination has given Océ an excellent basic position for further strong development in the United States, our biggest market.

The combined new company is headed by Joseph D. Skrzypczak, President and CEO of Océ Imagistics, Inc. The former President and CEO of Imagistics International Inc., Marc C. Breslawsky, has joined the Board of Océ-USA Holding, Inc.

Report of the Board of Executive Directors

The Board of Executive Directors of Océ N.V.

From left to right: J.F. Dix,

R.L. van Iperen, chairman and J. van den Belt.

Financial review

Results

In 2005 the results were influenced by the following factors:

•	Revenues from leases [interest and book profits on the sale of the existing lease portfolio] were € 58 million lower than in 2004. For the 2005 financial year, therefore, the operating income excluding lease activities, or the commercial operating income net of lease effects, serves as a better yardstick for assessing the operational performance than the total operating income.

•	At the end of October 2005 Imagistics International Inc. was acquired for a consideration of € 638 million. The results of Imagistics for November 2005 have been consolidated into Océ’s results which had a positive effect of € 37 million on revenues. The impact on operating income was negligible which is particularly due to exceptional costs that were incurred in November and to the amortisation of goodwill and intangible assets obtained as a result of the acquisition.

•	In the fourth quarter of 2005 Océ announced plans to achieve a further reduction in costs and this will result in the loss of some 500 jobs in Europe. Measures have also been taken to boost profitability in the United States. In part, these actions will run in parallel with the integration of Imagistics. In 2005 a total provision of € 33 million was taken to cover these effects in Europe and the United States.

Océ also reached agreement with its social partners in the Netherlands that pensions in the Netherlands will be based on a ‘career average’ system. In consequence an amount of € 68 million was released from the pension provision and credited to 2005 earnings.

Net exceptional items credited to operating income therefore amounted to € 35 million in 2005.

•	During 2005 the US dollar was slightly weaker on average than in 2004. However, the exchange rate of the US dollar at the 2005 year end was substantially higher than at the 2004 year end. Compared to the result for 2004, this had the following impact on income and on the balance sheet:

Translation result	+0.5	x	€ million
Transaction result	–1.6
Net influence of hedging
[2004 versus 2005]	–7.6

Total influence of exchange rates on operating income	–8.7

On the balance sheet the translation result was:

Total assets	+83.8	x	€ million
Total Shareholders’ equity	+36.6

Financial review

Revenues in 2005 [including Imagistics] amounted to € 2,677 million [2004: € 2,652 million]. On an organic basis revenues remained practically the same as in 2004. Excluding lease effects, revenues increased on an organic basis by 2.1%.

Excluding lease effects revenues from printing systems [non-recurring] showed an organic increase of 10.5% which was largely attributable to colour products.

Recurring revenues [from services, media, rentals, interest and business services] decreased organically by 1.1% [excluding lease effects] compared to 2004. During the second half of the year the trend in recurring revenues started to move in a positive direction; in the fourth quarter an organic increase was achieved.

The gross margin [40%] was lower than in the previous year [41.6%]. This decrease was due almost entirely to lower income from leases.

Operating expenses [excluding exceptional items] were slightly higher as a result of the consolidation of Imagistics. On a comparable basis, i.e. excluding the additional operating expenses of Imagistics and excluding exceptional items, these expenses were 1.4% lower than in 2004. Cost control was again an important focus of attention in 2005 and will remain so in the future.

Operating income was € 110.1 million [2004: € 110.4 million].

As a result of slightly lower financial expense [net] and income taxes, net income was € 0.8 million higher than in 2004.

The acquisition of Imagistics brought an increase in total assets from € 2,233 million at the end of 2004 to € 2,819 million at the end of 2005.

Free cash flow, excluding the acquisition of Imagistics, amounted to € 131 million [2004: € 370 million].

As a result of the acquisition of Imagistics, net debt [interest-bearing loans less cash and cash equivalents] amounted to € 754 million at the end of 2005 [end 2004: € 168 million].

Group equity increased from € 752 million at the end of 2004 to € 818 million at the end of 2005.

The solvency ratio [Group equity as a percentage of total assets] was 29%, which is below the sought after minimum level of 30%. This is not surprising, since the acquisition of Imagistics brings an increase of € 768 million in total assets, whilst there is no change in Group equity. Net interest-bearing debt as a percentage of the aggregate total of Group equity plus net interest-bearing debt [gearing] amounted to 48%.

The solvency ratio and the gearing show that, following the acquisition of Imagistics, the balance sheet of Océ remains solid.

In Digital Document Systems [DDS] revenues [excluding lease effects] showed an organic increase of 1.4%. The organic growth in non-recurring revenues [excluding lease effects] continued [+10.5%]. Recurring revenues [excluding lease effects] were 1.8% lower than in 2004 on an organic basis.

In Wide Format Printing Systems [WFPS] revenues [excluding lease effects] increased by 3.6% on an organic basis. WFPS had an excellent year and booked organic growth in both non-recurring and recurring revenues of 10.3% and 0.6% respectively. The increased revenues from service, ink cartridges and toner made a particularly substantial contribution to the organic revenues growth of WFPS.

Financial review

Table 1

Information by Strategic Business Unit	Wide Format Printing Systems		Digital Document Systems		total
x € million	2005	2004	2005	2004	2005	2004
Revenues	834	818	1,843	1,834	2,677	2,652
Operating income [EBIT]	71	55	39	55	110	110
Assets	638	617	2,181	1,616	2,819	2,233

Table 2

Quarterly revenues	2005			2004
x € million	recurring	non-recurring	total	recurring	non-recurring	total
First quarter	448	175	623	480	142	622
Second quarter	461	179	640	496	186	682
Third quarter	464	185	649	473	173	646
Fourth quarter	510	255	765	468	234	702

Total	1,883	794	2,677	1,917	735	2,652

Table 3

Changes [organically] in quarterly revenues compared to the same quarter of the previous year; changes include the effects of the sale of the lease portfolio	2005			2004
as %	recurring	non-recurring	total	recurring	non-recurring	total
First quarter	–5.0	+24.8	+1.8	–3.0	+7.9	–0.7
Second quarter	–4.8	–2.2	–4.1	–1.3	+16.0	+2.9
Third quarter	–1.8	+7.4	+0.6	–2.7	+10.0	+0.4
Fourth quarter	+0.7	+2.8	+1.4	–7.5	+8.8	–2.7

Table 4

Revenues by geographical area	2005		2004
	x € million	as %	x € million	as %
United States	931	35	925	35
Germany	323	12	333	13
The Netherlands	289	11	291	11
France	195	7	191	7
United Kingdom	182	7	180	7
Rest of Europe	541	20	534	20
Countries outside Europe and the United States	216	8	198	7

Total	2,677	100	2,652	100

Financial review

Dividend

We propose, as in 2004, to distribute a dividend of € 0.58 per ordinary share of € 0.50 nominal for the 2005 financial year. This dividend involves an amount of € 48.6 million [2004: € 48.4 million]. If the General Meeting of Shareholders adopts this proposal the final dividend will amount to € 0.43; the interim dividend amounted to € 0.15.

It is proposed to distribute the final dividend fully in cash. The payout ratio, which amounts to 63% of net income [2004: 65%], is higher than the standard set in the dividend policy [33%].

Prospects

The Board of Executive Directors takes the view that it is too early to give a forecast for 2006. However, we do expect that the results will be favourably influenced by the increase in revenues, both on an organic basis and as a result of the acquisition of Imagistics.

Savings derived from the integration of Imagistics and the restructuring operations in Europe and the United States will lead to a gradual reduction in operating expenses during the year. These will be offset by extra investments in R&D, amortisation on intangible assets and lower revenues from leases.

Finance

Revenues In 2005 revenues amounted to € 2,677 million [2004: € 2,652 million].

Non-recurring revenues increased by 8.1% and amounted to € 794 million [2004: € 735 million]. Recurring revenues decreased in 2005 by 1.8% and amounted to € 1,883 million [2004: € 1,917 million].

On an organic basis revenues in 2005, including lease effects, were the same as in 2004.

Excluding lease effects, revenues increased organically by 2.1%.

Excluding lease effects, non-recurring revenues increased organically by 10.5%, whilst recurring revenues showed an organic decrease of 1.1%.

Gross margin The gross margin decreased from 41.6% in 2004 to 40.0% in 2005.

For the greater part this decrease is attributable to lower revenues from leases [interest receivables and profit on the sale of the lease portfolio]. In 2005 these were € 58.2 million lower than in 2004 and the whole of this amount is deducted from the gross margin. If adjusted for lease revenues, the gross margin decreased from 39.3% in 2004 to 39.1% in 2005.

Financial review

Table 5

Commercial and financial activities

		2005	2004	x € million
Commercial
	Revenues	2,641	2,584
	Gross margin	1,036	1,035
	Operating income [EBIT]	92	62
	Financial expenses [net]	5	–1
	Result before taxation	87	63
	Income taxes	12	8
	Result after taxation	75	55
	Net income	74	53

	Shareholders’ equity	728	652
	Minority interest	37	38

	Group equity	765	690
	Interest-bearing liabilities	606	169
	Provisions and other liabilities	1,098	962

	Balance sheet total	2,469	1,821
	Commercial operating income excluding the profit on the sale of the lease portfolio and exceptional items [release pension provision and reorganisation costs 2005]	52	31
Ratios
	Operating income as % of average balance sheet total [excluding Imagistics]	5.2	3.7
	Net income as % of average shareholders’ equity	10.9	8.5
	Shareholders’ equity as % of balance sheet total	29.5	35.8
Financial
	Interest from finance lease	36	68
	General administrative and selling expenses	18	20
	Operating income [EBIT]	18	48
	Financial expenses [net]	13	19
	Result before taxation	5	29
	Income taxes	—	4
	Result after taxation	5	25
	Net income	5	25

	Shareholders’ equity	53	62
	Interest-bearing liabilities	290	312
	Provisions and other liabilities	7	38

	Balance sheet total	350	412
Ratios
	Operating income as % of average balance sheet total [excluding Imagistics]	5.0	7.6
	Net income as % of average shareholders’ equity	9.0	26.1
	Shareholders’ equity as % of balance sheet total	15.0	15.0

Financial review

Operating expenses Operating expenses [before exceptional items] increased by € 4 million to € 997 million. As a percentage of total revenues these expenses were 37.2%, practically the same as in 2004 [37.4%]. The increase in absolute terms is due to the consolidation of the results of Imagistics for November 2005. Without this consolidation, operating expenses [excluding exceptional items] declined. This was achieved without making concessions with regard to the costs of Research & Development and the investments in distributive strength. In view of the foregoing, the focus on cost control was also successful in 2005.

Financial expenses [net] Financial expenses [net] amounted to € 17.8 million, which was virtually the same as in 2004 [€ 18.1 million]. In the fourth quarter financing costs increased considerably because of the acquisition of Imagistics. In consequence, interest-bearing financing has increased strongly. At the end of 2005 net debt stood at € 754 million whilst at the end of the third quarter of 2005 it amounted to € 202 million.

Income taxes In 2005 the effective tax rate was 12.7% [2004: 13.2%].

Over the past two years, apart from the fact that more income has been achieved in countries with a relatively low tax rate, a role has also been played by exceptional factors. In 2004 this related to the definitive settlement of tax risks, which resulted in the release of provisions. In 2005 an R&D tax credit was included in the second half of the year.

Net income Net income amounted to € 78.8 million [2004: € 78.1 million]. As a percentage of total revenues, net income amounted to 2.9% [2004: 2.9%]. Basic earnings per share, calculated on the basis of the weighted average number of ordinary shares outstanding, were € 0.92 [2004: € 0.89].

Results of commercial and financial activities

Table 5 on page 23 shows the results of the commercial and financial activities separately. A five year overview of these results can be found in table 7 on page 25.

The revenues from financial activities consist of the interest receivables from financial leases. The costs consist of the selling and administration costs and the costs of financing the lease portfolio. The sale of the lease portfolio has meant that interest receivables from leases have decreased in recent years. In 2004 this item amounted to € 68 million; in 2005 it stood at € 36 million.

The commercial operating income is the total operating income excluding the financial results described above.

The commercial operating income excluding exceptional items and profit on the sale of the lease portfolio provides the best picture of the development of Océ’s core activities.

x € million	2005	2004
Commercial operating income	92	62
Exceptional items [release pension provision and reorganisation costs 2005]	–35	—
Profit on the sale of the lease portfolio	–5	–31

Commercial operating income excluding profit on sale lease portfolio and exceptional items	52	31

Financial review

Table 6

Statement of cash flow*	2005	2004	x € million
Cash flow from operations	164	137
Cash flow from investment activities	–671	233

Free cash flow [before financing activities]	–507	370

Financing activities	340	–114
Exchange rate effects	–3	1

Change in cash and cash equivalents	–170	257

Table 7

Commercial versus financial results	2005	2004	2003	2002	2001**	x € million

Operating income [EBIT]
Commercial	92	62	56	142	135
Financial	18	48	69	84	90

Total	110	110	125	226	225

Net income
Commercial	74	53	36	86	79
Financial	5	25	25	27	26

Total	79	78	61	113	105

Return on total Assets as % [ROA]
Commercial
| excluding Imagistics	5.2	3.7	3.2	7.5	6.8
| including Imagistics	4.8	—	—	—	—
Financial	5.0	7.6	7.5	7.6	7.5

Total [excl. Imagistics]	5.2	4.8	4.7	7.5	7.1

Net income as % of average shareholders’ equity
Commercial	10.9	8.5	5.9	12.4	10.0
Financial	9.0	26.1	18.3	16.1	14.6

Total	10.7	10.9	8.3	13.1	10.9

*	For details see pages 82 and 83.

**	Before extraordinary items.

Financial review

Now that almost two thirds of the lease portfolio has been sold to third parties and the proceeds from this sale have been invested in productive [core] activities, i.e. in the acquisition of Imagistics, the relative importance and the absolute size of this commercial income will increase strongly.

For this reason the breakdown of the result between commercial and financial activities will no longer be made with effect from 2006.

To enable a comparison of the results of 2005 with those of 2004, however, this split is still highly relevant.

In 2004 the operating income from commercial activities was positively influenced by a profit of € 31 million on the sale of part of the lease portfolio. Operating income of the commercial activities, excluding the profit on the sale of the lease portfolio, likewise amounted to € 31 million. In 2005 the profit on the sale of the lease portfolio amounted to € 5 million whilst exceptional items amounted to € 35 million. Operating income of the commercial activities, excluding the profit on the sale of the lease portfolio and exceptional items amounted to € 52 million.

Use of funds and finance

Gross capital expenditure In 2005 Océ’s gross capital expenditure on property, plant and equipment amounted to € 96 million [2004: € 87 million]. Depreciation and divestments together amounted to € 99 million [2004: € 98 million].

Rental equipment and finance lease receivables The book value of rental equipment increased by € 66 million to € 124 million. Of this increase € 50 million resulted from the integration of Imagistics, but for the first time in many years the value of rental machines increased. This reflects the higher placements of printing systems.

The capitalised value of finance leases [including short term receivables] decreased from € 403 million in 2004 to € 343 million in 2005. This was due to the sale of the existing lease portfolio and to the placing of new leases with third parties. The aggregate value of rental equipment and finance lease receivables amounted to 16.6% of the balance sheet total [2004: 20.7%].

The balance sheet value of rental equipment is calculated on the basis of manufacturing cost plus the cost of ensuring that the machine can operate effectively when installed with the customer, less straight line depreciation. Finance lease receivables are valued at the net present value of the contracted lease instalments plus the net present value of residual value.

Interest-bearing capital At the 2005 year end the interest-bearing capital amounted to € 896 million [2004 year end: € 481 million]. Over the past three years the proceeds from the sale of leases have been used to reduce net debt and for this reason it was necessary to finance the acquisition of Imagistics by taking out new credit facilities. It can be seen however that the purchase was effectively paid in full from the accumulated proceeds of outsourcing leases.

Group equity Group equity increased from € 752 million in 2004 to € 818 million in 2005. The composition of Group equity was influenced by the distribution of dividends charged to the General reserve [– € 50 million], exchanges rate changes [+ € 37 million] and an addition from net income [+ € 79 million]. Group equity as a percentage of the balance sheet total amounted to 29.0% [2004: 33.7%]. This percentage is lower than Océ’s sought after target of 30%. Shareholders’ equity does not increase in the event of an acquisition, whilst the balance sheet total does, and so this reduction in the ratio is fully understandable and in no way alarming. On the contrary, despite the strong increase in assets, the ratio is very close to the minimum that Océ seeks to achieve and this ratio is expected to move above the 30% level in the next 2 to 3 years.

Shareholders’ equity per ordinary share, calculated on the basis of the number of ordinary shares outstanding at the end of the financial year, amounted to € 8.65 [2004: € 7.87].

Financial review

Cash flow The cash flow from operational activities amounted to € 164 million [2004: € 137 million].

The cash flow from investment activities amounted to € 671 million negative [2004: € 233 million positive].

For the greater part, investment activities centred on the acquisition of Imagistics [€ 638 million]. In addition, the sale of the lease portfolio [€ 66 million] was substantially lower than in 2004 [€ 312 million].

Due to the above, free cash flow amounted to € 507 million negative. Excluding the expenditure on the acquisition of Imagistics, free cash flow amounted to € 131 million positive.

The cash flow from financing activities was € 340 million positive [2004: € 114 million negative], whilst cash and cash equivalents decreased by € 170 million.

The dividend paid in cash to holders of ordinary shares was € 48.3 million and the dividend paid in cash to holders of preference shares amounted to € 3.6 million.

Credit facilities To finance the acquisition of Imagistics the Océ Group took out bridging loans amounting to US dollar 1 billion for a maximum period of nine months. The multi-year stand by credit facilities with the relevant banks were partly frozen for the duration of these bridging loans. At the end of the financial year stand by facilities amounting to € 90 million were also available to the Océ Group. During the 2006 financial year the bridging loans will be replaced by permanent loans.

Finance leases

An essential element in Océ’s sales concept is that customers can find the complete solution for their needs, including their financing requirements, via one single point of contact. Lease programmes therefore form – and will continue to form – an indispensable component of Océ’s offerings to its customers; more than 58% of the sales of machines are financed via finance leases.

In 2003 Océ started outsourcing its lease activities, largely to specialised lease companies. Via this outsourcing the specialised know-how available to the lease partners is used to leverage the commercial potential of leasing to the full. Together with these partners new lease programmes are developed and brought to market.

The outsourcing of the lease activities also allows Océ to focus investments on its core activities and improve the return on invested capital.

Even after outsourcing, Océ continues to be the face that is presented to the customer. Outside of the United States, i.e. in Europe and the rest of the world, the private label model is therefore used so that the lease partners operate under the name ‘Océ Finance’. The one-stop shopping concept is maintained and Océ’s brand name is used to full effect.

In the United States Océ operates via its own captive lease company, Océ-Financial Services, Inc. Under this concept new lease contracts are concluded in the name of the Océ captive financing company and are then bundled together and sold to an external partner. All the ‘risks and rewards’ are transferred but Océ continues to be responsible for invoicing and debt collection activities.

‘A healthy sort of tension exists between us and R&D’

Océ’s Business Units and its technology base are two exponents of the same philosophy: they aim to provide the customer with the best possible solution. The success of that philosophy has proved itself again and again. The vision of the Business Units is reflected in this interview with Tom Egelund [WFPS] and Michel Frequin [DDS].

Market The Business Units and R&D each have their own responsibilities and roles, but as part of the Océ business their activities are fully complementary. Océ is market-focused, but the business has no monopoly on knowledge of the market. R&D, too, has opened its doors wide to the market. And that is a must.

Obviously there is a difference in the way we look at the market. We sometimes place the emphasis on different areas, for instance when we look at which product/ market combinations need to be developed for the future.

Capacity In the way we work together there is a certain degree of healthy tension. You need that, as otherwise special things would not happen. And, of course, we sometimes ask R&D to do more than they can handle which is part of that tension. But those wishes are not always in the area of innovation. For us the most important aspects, basically, are time-to-market in combination with innovative functionalities in our printers. For us that cannot happen fast enough which places enormous demands on R&D capacity. And that has its limits, so you have to make clever use of it, for example by developing and applying standards wherever possible. It is certainly a dilemma. On the one hand we feel that our own technology is extremely important and we also have many top-class examples of that in-house. On the other hand, too much in-house technology can also limit you in your time-to-market.

Choices If you list our classic wishes, you will see three things: time-to-market, functionality and cost price. The market is constantly changing in all these areas and our aim at all times is at least to keep pace with other suppliers. In that way we can translate the total cost of ownership into an excellent market proposition. Then we are faced with choices. We can opt for a fast introduction followed a little later by full functionality. In fact, if you talk to customers you find that for them functionality hardly ever comes first. They see reliability and the dedication of the people as much more important. Naturally at a certain moment you have to be able to offer all the functionality that the market is asking for. It is your admission ticket, the requirement you have to meet to be allowed to play the game. But you win the game on the basis of other things: uptime, reliability, total cost of ownership. And as regards those aspects we can still make substantial steps forward.

In terms of cost price steps forward are also being taken. The fact that we are now also manufacturing in Asia is extremely important.

Extras We’ve definitely got no complaints about the activities of R&D Just look at the products that we’ve been able to add to our portfolio in recent years. At most the tension occasionally arises because of the choices that are made. For instance, making successful machines suitable for countries that are showing significant growth-rates. That does happen, but sometimes at a late stage. We are a true multinational, European in Europe, American in the United States and Japanese in Japan, and that should be reflected in the way we think and act. In addition to technology we would also like to see new services being developed. Océ Business Services is still developing well, but expansion there means developing new, knowledge-intensive services. Pure innovation for which we need R&D And then, of course, there is the theme of colour which is growing in importance every day, for both DDS and WFPS. Right across the market there is an increasing demand for colour, and so we have to invest intensively in colour. And we are doing that. Our own technology, both for small and wide format, will play an important role here.

Speed We hold major technological trump cards and we have to play them well. It’s a combined task for us and R&D. At the point where market and technology come together, new product/market combinations are being created. It is essential for us to keep up the speed that the rapidly changing market is asking of us.

The world of Océ | Digital Document Systems

	Customer segments	Products and services	Competitors

Corporate Printing	Segments in which Océ operates: Data centres Central repro departments Extensive office environments

Office and departmental printers, black and white and colour.

[Very] high volume printers/copiers, black and white and colour.

Production printers, black and white and colour, cutsheet and continuous feed.

High speed scanners.

Workflow software for the management of printing solutions.

Financial services.

Canon IBM Kodak Konica Minolta Kyocera Mita Ricoh Xerox
Specifically in the sectors: Financial institutions Telecom and utility companies Government and education Trade, transport, industry and consultancy

Commercial Printing	Marketing Services General and specialised printing works Digital print providers Reprographic businesses [quick printers and copy shops]

[Very] high volume printers/copiers, black and white and colour.

Production printers, black and white and colour, cutsheet and continuous feed. Workflow software for the management of printing solutions.

Financial services.

Canon HP [Indigo] IBM Kodak Ricoh Xerox

Océ Business Services	All customer segments of: Corporate Printing Technical Document Systems	Taking over and carrying out [outsourcing] of document management processes by Océ for both wide and small format applications.	IKON Pitney Bowes Xerox Local Suppliers

Software & Professional Services*	All customer segments of: Corporate Printing Commercial Printing Technical Document Systems Display Graphic Systems Océ Business Services

Integrated document management systems: input and output management software, document workflow software, document archiving software.

Professional services: training, consultancy, implementation, support.

Canon Hewlett-Packard IBM Kodak PLP Digital Systems Seal Systems Xerox

*  The results of the business group Software & Professional Services are integrated in those of the business groups Corporate Printing, Commercial Printing, Technical Document Systems and Display Graphics Systems.

The world of Océ | Wide Format Printing Systems

	Customer segments	Products and services	Competitors

Technical Document Systems	Print-for-use Construction companies Architectural and engineering offices Industrial companies Utility companies Telecom businesses Government	Wide format production printers for workgroup and office environments, in both black and white and colour. Wide format scanners. Print management and distribution software. Financial services.	Fuji Xerox Hewlett-Packard KIP Ricoh Xerox

Print-for-pay Reprographic businesses Digital print providers
Display Graphics Systems	Print-for-use Corporate and retail in-house printing Printing works Advertising and design agencies	Wide format production printers [roll-to- roll and flatbed] for indoor and outdoor applications. Print workflow software. Financial services.	Durst Epson Hewlett-Packard/Scitex Mimaki Mutoh Nur Vutek
Print-for-pay Digital print providers Reprographic businesses Photo processing laboratories Silkscreen printers

Imaging Supplies	All customer segments of: Technical Document Systems Display Graphics Systems Corporate Printing Commercial Printing Océ Business Services	Wide format media. Display graphics media and inks. Print media for office and for commercial graphics applications [business graphics media].	3M Corporate Express Hewlett-Packard Intelicoat Paperlinx Sihl Xerox

Commercial developments | Digital Document Systems

Results of Digital Document Systems	x € million	2005	2004	changes as %	organic as %
	Revenues	1,843	1,834	+0.5	–1.1
	Non-recurring	526	487	+8.3	+6.4
	Recurring	1,317	1,347	–2.3	–3.8
	Operating income [EBIT]	39	55	–29.0	—

General

The Strategic Business Unit Digital Document Systems [DDS] focuses on document output and printing solutions for user environments with an intensive document flow. DDS comprises four business groups.

The Corporate Printing business group supplies integral solutions for document output management to corporate data centres, central repro departments and office environments, in which the emphasis is on providing support for the core processes [print-for-use]. The customers served by this business group include financial institutions, telecom companies, energy suppliers, government authorities, educational institutions and businesses engaged in trade and industry.

The customer base served by the Commercial Printing business group includes marketing service businesses, digital printing firms, specialised printshops and reprographic businesses, most of which use commercial applications [print-for-pay].

The Océ Business Services business group uses the products and services of DDS and WFPS to take over from customers all their activities in the area of document processing, printing and copying [complete outsourcing] so as to optimise their printing and document management processes.

The Software & Professional Services business group serves Océ customers in all target groups by providing them with software products and project services to support the implementation and use of digital solutions.

Corporate Printing

Market position Corporate Printing offers integrated document output solutions for users in corporate environments in which documents play an essential role.

Corporate Printing focuses on three strategic, vertical market segments:

•	Finance, telecoms and utility companies

•	Public services: government, healthcare and education

•	Trade and industry: manufacturers, retail and wholesale trade, transport, logistics and consultancy.

Customers in the above segments concentrate primarily on improving the effectiveness of their documents and on achieving maximum efficiency and control over the process. They are aware of the importance of an integrated approach to document processes and applications. Océ supplies products and services that enable the entire document output workflow to be analysed and optimised, aimed at the implemention and management of these products, which brings cost savings for the customer.

The demand for colour is steadily increasing. To meet this need Océ has developed an extensive Production Colour Programme, which comprises scaleable colour printing systems featuring the most consistent colour quality that is currently available in the printing sector.

For the various corporate printing environments Océ offers a range of complete software programs. These encompass innovative concepts, products and services that enable companies to manage their documents more efficiently and more effectively.

Commercial developments | Digital Document Systems

Developments in 2005 To boost distributive strength the acquisition of Imagistics was completed at the end of 2005. This acquisition has quadrupled the number of DDS sales representatives in North America. In the office and central reprographic segments particularly, the position of DDS has been clearly strengthened. Thanks to the bigger sales and service organisations DDS can now provide services throughout North America which will enable big companies that operate nationally to be better served. The Océ product range for high-production corporate printing environments, consisting of the Océ VarioPrint and Océ VarioStream printers and PRISMA software, was rated in the market as extremely innovative. As a result machine sales showed healthy growth during 2005. Océ also put new versions and releases on the market during the course of the year under review.

To strengthen its position in the office environment Océ is working together with a leading supplier of OEM equipment to supplement the range with low volume machines for black and white and colour.

For the high-production full colour market segment Océ offers the Océ CPS800 printer/copier and the Océ CPS900 digital colour printing system. These add a new dimension to scaleable production printing in colour and have therefore achieved very good sales results.

The new Océ VarioStream 9000 family for the high and very high volume segments has been positioned by Océ as the innovative leader in high volume and digital multi colour printing. These machines can print not only in black but also in any desired highlight colour as required by the customer’s house style, an option that Océ supplies under the name CustomTone Special. The underlying technology forms the basis for a new series of printers which have a colour capacity that extends to full colour and which will be introduced over the next few years.

Océ PRISMA software enables corporate customers to manage their documents in all their various printing environments and, optionally, to combine the separate document flows within one workflow management process. Océ has developed a strong market proposition with a set of software modules for different printing environments. In 2005 Océ introduced new releases for these software packages.

Trends In corporate environments digitisation of documents continues to advance. Document processes in the office environment, in document production and transaction printing, which initially took place completely separately, are becoming more and more integrated [convergence]. One of the results is that printing ultimately takes place on the same printers. Océ has set the standard in the area of intelligent output management software that can control all document environments and applications, regardless of whether this relates to transaction documents, office applications or processes in repro departments.

Although paper is not diminishing in importance, it is increasingly becoming more of a temporary working medium.

Lay-out and the use of colour are becoming more important because they make the information that is presented easier to assimilate. The distribution and archiving of documents will, however, take place more and more in digital form.

New products of Digital Document Systems in 2005

Product	Business group	Application
Océ VarioStream 9230	Corporate and Commercial Printing	Very high volume continuous feed printer version, based on the Océ VarioStream 9000 that was introduced in 2004. This printer can print not only in black and white but also in two highlight or CustomTone colours. The Océ VarioStream 9230 is the only product on the market that offers this possibility.

Océ VarioPrint 5140	Corporate and Commercial Printing	New model in the Océ VarioPrint 5000 series with a print speed of 137 ppm.

Océ VarioPrint 5115-, 5140- and 5160 Advanced	Corporate and Commercial Printing	New models in the Océ VarioPrint 5000 series which can automatically switch between PostScript, PDF, PCL and IPDS and therefore offer optimum flexibility.

Océ VarioPrint 5000, Océ VarioStream 7000 and Océ VarioStream 9000 user panels	Corporate and Commercial Printing	All very high volume production printers are now supplied as standard with a highly user-friendly operating panel.

Océ VarioPrint 1055, Océ VarioPrint 1065 and Océ VarioPrint 1075	Corporate Printing	New family of very advanced multifunctional printers/copiers/scanners for departmental use, with print speeds of 55, 62 and 72 ppm respectively. This multifunctional and user-friendly machine features unique network management facilities, including a ‘follow me’ print function and a mailbox with fingerprint recognition.

Océ VarioPrint 2062 and Océ VarioPrint 2075	Commercial Printing	New family of very advanced multifunctional printers/copiers/scanners for limited- production environments, with print speeds of 62 and 72 ppm respectively.

Océ CPS800 and Océ CPS900 Platinum	Corporate and Commercial Printing	Full colour printers/copiers for high-production environments: printrooms, central reprographic departments and commercial offices. The Platinum versions of the Océ CPS800 and Océ CPS900 offer a substantially higher print quality.

Océ CPT60 and Océ CPT90	Corporate and Commercial Printing	The unparalleled colour consistency of Océ CPS technology also allows CPS units to be deployed in production clusters, a unique solution that has still not been matched by competitors. An Océ CPT60 [Colour Production Tandem] consists of two CPT systems, whilst an Océ CPT90 consists of three.

Océ CS171	Corporate Printing	Mid volume all in one multifunctional with colour capacity, offering affordable colour possibilities in office environments which have high black and white printing volumes.

Océ CS520	Corporate Printing	Mid volume colour printer/copier, specifically for use in corporate printrooms.

New products of Digital Document Systems in 2005

Product	Business group	Application

Océ MP1020, Océ MP1025 and Océ MP1035	Corporate Printing	Mid volume black and white all in one multifunctionals; a complete product line for the office environment in an economy price range.

Océ Count Logic	Software & Professional Services	Software that keeps track of copier, printer and scanner operating data for a machine, user, group or project. The application records data on machine use, traces where costs should be allocated and therefore gives a simple and complete overview of the entire printer population.

Océ Assessment Service	Software & Professional Services	Professional services backed by advanced tools that enable print behaviour to be analysed and document related needs to be identified for commercial offices and public sector organisations. This information can be used to develop a complete business case, including proposals for improvements in document workflows that will bring substantial cost savings.

Océ PRISMA satellite new releases	Software & Professional Services	Print output management software for offices, printrooms and data centres. New functions enhance the pre-press processing of scanned and electronic office documents and facilitate the supply of documents to the production line.

Océ PRISMA production new releases	Software & Professional Services	Output management system, optimised for use in high volume to very high volume production centres. The latest releases focus specifically on supporting the workflows of documents that have multi-highlight colours as printed on the Océ VarioStream 9000 family.

Commercial developments | Digital Document Systems

In the corporate environment growth is specifically taking place in colour, multifunctional and scaleable printing solutions. Printing speeds are still increasing, whilst copiers and printers that can also print in colour are replacing the mid volume black and white printers and therefore paving the way for a more widespread use of colour in office applications. Many customers realise that the costs of processing documents need to be made more manageable. As a result a need is arising for a large number of decentralised printers to be replaced by a much smaller number of high-production systems at departmental or central level, since these enable substantially lower costs to be achieved, whilst offering a better quality and reducing the need for IT management. Increasingly, customers are also opting to outsource all or part of their document production and processing activities. This decision is usually based on efficiency considerations, but outsourcing specialists such as Océ Business Services can also offer an extremely attractive product in terms of cost.

Strategy Océ’s strategy for Corporate Printing is focused on growth and on acquiring or strengthening a top position in all high-production printing segments, supported by a global full-line range of products and services. In this area Océ offers a complete range of VarioPrint, VarioStream and high-production colour printing systems that cover the entire spectrum of black and white and colour. In addition, in the form of its PRISMA production and PRISMA satellite, Océ supplies high quality output management software that can efficiently control both Océ equipment and that of third parties. To complete the portfolio Océ co-operates in the low volume segment with strategic partners for the supply of a complete line of bought in products for black and white and colour. Intensive cooperation also exists with partners for equipment in the area of pre-press and finishing and for advanced software applications.

In response to the growing demand from customers for complete solutions – which create greater complexity – Océ is investing in its operational organisation, and in sales and consultancy. In addition, via the Océ Business Services and Software & Professional Services business groups, Océ offers an extensive range of services.

In all strategic markets Océ is working on the constant strengthening of its distribution channels. In this respect the acquisition of Imagistics International Inc. represented an important step forward.

Commercial developments | Digital Document Systems

Commercial Printing

Market position The Commercial Printing business group focuses on customers who generate income from the equipment itself.

In businesses that produce direct mail [marketing services] Océ occupies a leading position world-wide with its high and very high volume printers. In this market Océ also holds a strong position amongst digital print providers. Besides this, Océ is active in segments of the graphics market, especially for time-critical production runs, limited print runs and personalised documents or frequently changing documents such as user instructions.

In recent years Océ has built up a strong position in the production of books and newspapers with a limited print run. Although digital printing is currently used only to a limited extent in the graphics world, great potential exists here for limited print runs alongside the traditional offset process.

In the highly demanding commercial printing segments Océ is gaining ground both through the expansion of the range and through a vertical market approach. Here, reliability and productivity are of the utmost importance and these are aspects for which Océ machines score high marks. In addition, Océ has harnessed its lengthy experience of complex printing processes to develop software for integrated workflow management which can flexibly and efficiently steer the complete order processing and production process, even where this incorporates non-Océ equipment.

Scanner Speed and precision are characteristics of this small marvel. The lens looks familiar but the essence is formed by the narrow grey stripe on the print plate behind it. That is the CCD [Charge-Coupled Device] which records with amazing speed every detail of the originals flashing by, up to big poster format. Lens and CCD are aligned with extreme precision so that even the tiniest detail is registered. And that alignment remains absolutely intact. For hundreds of thousands of scans.

Commercial developments | Digital Document Systems

Developments in 2005 In some of the printing markets of relevance to Océ the level of investments in new equipment is increasing. In the graphics market there was hardly any increase in the total number of machine placements. None the less Océ is gaining ground in this market, notably thanks to the increasingly improved and more extensive product range. The Océ CPS 900 Platinum and the Océ VarioStream 9000 family met with great success immediately after launch. Océ continues to invest in specialised sales staff in the regional sales organisations so as to improve even further the way it serves the commercial printing markets. Océ’s Digital Newspaper Network was extended further with the opening of new locations in Europe and the United States. Via this network Océ enables the publishers of daily newspapers to print their international editions anywhere in the world, which saves time and obviates the need for transport costs.

Trends The growth in the commercial digital printing segment is caused on the one hand by the outsourcing of printing work by the corporate environment to commercial printers and, on the other, by the migration of printed matter that was traditionally produced on offset presses to digital printers. This migration is possible due to decreasing costs, the increasingly higher quality and productivity of digital printers and the availability of workflow solutions that are tailored to the needs of the commercial segment. The shift in favour of digital printing is being further strengthened by the growing demand for smaller print runs and personalised document production for which digital printing is more suitable than offset printing. In colour printing the biggest potential growth is taking place in the most productive segments [contract printers, book printing and mailers]. In absolute terms the share of colour is still small due to the high variable costs which are still relatively high.

Strategy Océ aims to further consolidate the top position that the company holds for continuous feed solutions in the most productive segment of digital printing. The Océ VarioStream 9000 family is the benchmark for this market segment in terms of technology and innovation. Firstly because of its superior quality and, secondly, because it offers a migration route to affordable high quality colour printing.

In the graphics market, one of the growth markets for digital printing, Océ aims to achieve a leading position by offering integrated digital printing solutions for both general printing firms and specialised businesses. Here, too, a key role will be played by the Océ VarioStream 9000 family and the advanced cut sheet colour printer, the Océ CPS 900. Océ continues to strengthen the sales staff and sales support departments further to ensure that these possess the know-how and expertise to deal with the requirements, wishes and business processes that are specific to this sector.

Océ intends to expand its position as a major supplier serving print shops and copy shops, customers for whom the new mid volume and high volume printing systems such as the Océ VarioPrint 2110 and the full colour Océ CPS800 and Océ CPS900 are eminently suitable. Of great importance in this market is the bundling of hardware and software that Océ can offer.

Commercial developments | Digital Document Systems

Software & Professional Services

Market position The Software & Professional Services business group is the Océ centre of expertise in the area of output and document management. Together with the customer’s experts, this business group catalogues and analyses the customer’s print output and document processes and develops proposals for improving them. These often take the form of new printing configurations with intelligent software, which channels each print job to the most suitable and most cost effective equipment for that job. The systems that are used, both hardware and software, are designed and implemented by Océ using its own working method, the Océ Solution Delivery Process.

Ever since the introduction of the first digital printers Océ has been developing software to control the ever more integrated and complex printing processes and printing systems. This links up with the customers’ wishes to add more value to their documents and at the same time to reduce the costs of document production in their businesses.

Océ markets a complete range of DDS output management programs and applications under the name Océ PRISMA. For corporate customers four sets with workflow solutions have been developed: PRISMA for Office, PRISMA for Printrooms, PRISMA for Enterprise Resource Planning [ERP] and PRISMA for Transaction. For the commercial market three sets are available: PRISMA for Printshops, PRISMA for Printing-on-Demand and PRISMA for Mailers.

The business group also supports Océ Business Services in the complete handling of document and printing processes that have been out-sourced by customers.

Developments in 2005 The focus in 2005 was on the full introduction of the environment-specific and segment-specific workflows that were developed in 2004 and brought to market under the name Océ PRISMA. Each PRISMA solution brings together the most important applications and output management system functions for a specific customer segment within a compact but complete combination of programs. The programs improve the customer’s working processes and efficiency and the tailor made software bundles make implementation considerably simpler.

In the year under review Océ brought new applications to market which will help Océ customers to further boost the productivity of their output management solutions. Examples of these new applications are Océ PRISMA satellite for Office and Océ Document Designer Advanced which, on the basis of more than 50 advanced personalisation projects, became one of the leading printing solutions for variable data right from its very introduction.

Trends Due to the strong advance of digitisation, the enormous quantity of paper documents is being accompanied by an abundance of digital information. Not only the management of this information but also its processing is becoming increasingly more complex, since in many cases the information has to be supplied in parallel on paper, by fax, by e-mail or as a PDF file. Customers are increasingly asking for complete solutions in the form of one single package from one supplier. The Software & Professional Services business group can meet this need, firstly via the PRISMA products package, supplemented by partner products and, secondly, via the deployment of the extensive team of the company’s own system consultants, engineers and project managers. The design, integration and implementation of complex systems, comprising both Océ products and third party equipment, are their speciality.

Commercial developments | Digital Document Systems

Strategy Océ aims to achieve a substantial strengthening of its position in the market for output management systems by expanding the breadth and depth of its range and by offering combinations of hardware, software and services that are targeted at specific user environments. With its Océ PRISMA output management software the company is already one of the major players in the market. Océ is continuing to concentrate on the integration of partner systems as a supplement to its PRISMA range. The emphasis in this area will be on job preparation, transmission to the printers and production locations and the management of the complete printing process.

In co-operation with partners Océ will gradually expand its output management systems to make them into complete document management solutions. Key roles are played here by reliability, productivity, durability, user-friendliness, a low total cost of ownership and, thanks to standardisation, simplicity of integration.

Océ Business Services

Market position Océ Business Services is active in a distinct growth market: that for the out-sourcing of document management processes and print management activities. Its customers are medium sized and large companies which want to concentrate on their core activities and, as regards other activities, want to assure themselves of the best services that are available in the market. The activities comprise all printroom processes, the operation and maintenance of complete copier/printer systems, machine fleet management, electronic and physical archives management, and scanning and postroom activities. In ten years’ time Océ has become one of the foremost companies in this field, both in the United States and in Europe. Because of its position at the heart of its customers’ document processes Océ can offer top class expertise as a partner, not only for the operational side of the processes but also for integrated document management.

In co-operation with R&D new services are being developed.

During the entire contract period possible improvements are continuously investigated, proposed and introduced. Océ acts on the one hand as the consultant who implements best practices and, on the other, as the supplier of equipment and media. Working methods and results are based on service level agreements which take into account the customer’s wishes and the requirements set by each specific situation. In this way the quality, effectiveness and productivity of the document management process are improved whilst the costs for the customer remain the same or are even reduced.

Developments in 2005 In 2005 profitable growth was the target and that target was achieved. Océ continues to focus on improving the profitability of current contracts by means of cost control and by expanding the services it provides through the introduction of new concepts that offer high added value. In the autumn of 2005, for example, Océ Business Services introduced Océ MAX™, the analysis instrument for document processes, and –shortly afterwards – the ‘e-Desk’ project, which enables employees in an office environment to contact all central printing facilities in the business via one keystroke on a standard keyboard. Océ continues to regard the current activities in printrooms and mailrooms as a core activity but is also using that position as a launch pad that will lead to more complex assignments.

Commercial developments | Digital Document Systems

Trends The outsourcing market is comparatively big because an increasingly wide range of activities are being contracted out. Particularly in the United States the character of the market is changing now that more and more new entrants are providing services that cross over the traditional borders between the specialist areas. Since existing suppliers are also expanding the package of services that they offer, competition is becoming more intense. In Europe, where outsourcing is still relatively new, it is possible to achieve a faster expansion in the direction of more complex activities that are linked to the management of complete information flows.

Strategy Océ is focusing on boosting its profitable revenues from business services. That means a shift in emphasis away from mailroom and printroom services towards the more complex management of the physical and electronic document flows in businesses. For this purpose investments are being made in the development of these complex services in R&D and the operational departments. Selling, implementing and managing these services also require additional investments in sales and marketing. The main focus continues to be on those processes in which printing plays an important role.

Drum The heart of the Océ CPS-line is the drum on which the image is formed. In the Océ CPS800 and CPS900 there are seven drums, each separately responsible for one colour. This is where toner particles, applied in a precisely defined place, form the basis for the quality of the print. Any deviation, even at micron level, can affect the clarity, colour and surface properties and is therefore fully excluded. In print after print.

Commercial developments | Wide Format Printing Systems

Results of Wide

Format Printing Systems

X € million	2005	2004	changes as %	organic as %
Revenues	834	818	+2.0	+2.1
| Non-recurring	268	248	+7.8	+7.8
| Recurring	566	570	–0.6	–0.3
Operating income [EBIT]	71	55	+28.3	—

General

The Wide Format Printing Systems [WFPS] Strategic Business Unit comprises three business groups.

The Technical Document Systems business group offers technical applications for customers such as construction companies, architectural and engineering offices, industrial, utilities and tele-com businesses and the government [print-for-use] and commercial applications specifically destined for use by reprographic businesses and digital print providers [print-for-pay].

The Display Graphics Systems business group supplies applications for the graphics industry and the world of advertising and focuses on indoor and outdoor advertising and other forms of graphic communication.

The Imaging Supplies business group is specialised in the supply of print media to all customer categories and the supply of toners and inks.

Technical Document Systems

Market position The Technical Document Systems [TDS] business group supplies wide format equipment for the scanning, copying, printing, distribution and archiving of technical documents. Its customers are businesses and institutions that use wide format applications to support their own business processes, but also companies [such as specialised repro businesses] that use Océ systems and applications for commercial purposes.

Océ holds a strong, leading position in this market, especially thanks to the quality, productivity and user-friendliness of its systems. Océ has long been the pace-setter in terms of new developments: digitisation, scanning for archiving, electronic distribution and decentralised printing. The expertise that Océ has gained with black and white documents forms an ideal launch pad for marketing colour solutions to meet the growing demand for technical documents in colour. Both in black and white and in colour, Océ’s systems stand out because of their high level of productivity in the entire process, from electronic distribution via printing and copying through to finishing.

The activities are mainly concentrated in Europe and the United States. Particularly in recent years, however, the Asian markets have also been rapidly growing in importance. Over the past years Océ has made sizeable investments in Japan and China. Apart from bringing organic business growth, this has led in Japan to the recent acquisition from Shacoh of its population of high volume, wide format machines. In China, too, the business is developing strongly.

New products of Wide Format Printing Systems in 2005

Product	Business group	Application

Océ TDS100	Technical Document Systems	Wide format analogue copier for workgroup and office environments in small construction companies and architectural and engineering offices.

Océ TDS320	Technical Document Systems	Wide format digital copier for workgroup and office environments in small construction companies and architectural and engineering offices.

Océ TDS450	Technical Document Systems	Wide format reproduction system, specifically aimed at offices and workgroups, comprising a newly developed colour scanner [Océ Direct Scan] which sets a new standard for ease of use.

Océ TDS860	Technical Document Systems	Highly productive, wide format printing system that can be fully adapted to meet the needs of commercial users in the high volume segment but is also suitable for corporate printing in industrial environments. Offers a wide range of options in scanners, print speed and management software to enable customer-specific configurations.

Océ TCS500	Technical Document Systems	Highly productive, wide format colour printing system; successor to the Océ TCS400 for commercial and industrial environments.

Océ Arizona T220 VF	Display Graphics Systems	Mid volume flatbed printer for the market for thermoplastically formed advertising displays.

Océ CS6100	Display Graphics Systems	Extra wide format [2.5 metres] mid volume colour printer for durable, weather-resistant outdoor advertising.

Océ CS7070	Display Graphics Systems	Hybrid, high speed inkjet printer, featuring drying with UV light; suitable for both roll-to-roll and rigid materials for advertising signs, exhibition materials and outdoor advertising on buildings.

Commercial developments | Wide Format Printing Systems

Developments in 2005 In the black and white segment an aggressive marketing approach plus the addition to the product portfolio of the Océ TDS 100 and the Océ TDS 860 resulted in organic growth in revenues from printing systems. Printing volumes in this segment increased further. Revenues from service were maintained at the same level as last year, despite the fact that the servicing requirements of the systems were further reduced.

In all volume segments Océ succeeded in selling more black and white and colour printers than in the previous year. This was in part attributable to the many major and smaller scale innovations that were incorporated in both hardware and software to further enhance productivity and ease of use.

To maintain its leadership position as a supplier of very high production colour printing systems, Océ introduced the Océ TCS500 at the end of 2005. This printer represents a step change in productivity as compared to its predecessor, the Océ TCS400.

Black and white The Océ TDS100, a stand alone copier that is manufactured in Asia, was launched on the market during 2005 and has already achieved an equal number of placements as its successful predecessor, the Océ 7050. The fastest growing product line, however, was the Océ TDS300, which has been on the market since 2004 for lower volumes in smaller companies. In part, this growth was brought about by the ongoing trend towards more decentralised printing on smaller printers.

The Océ TDS600 sold better in 2005 than in the previous year, thanks to intensive marketing efforts. At the beginning of 2005 the Océ TDS 860 was introduced. This extremely flexible and multi-configurable machine is targeted at the high and very high volume segments. The large number of placements of the Océ TDS860 in the past year showed that in this market a big demand exists for a machine with these qualities which can serve both the high and the very high volume segment in a cost effective way. That need is topical now that more and more decentralised printing is also taking place in repro-graphic environments.

In the autumn of 2005 a number of new printing systems were introduced, including the Océ TDS, successor to the Océ TDS, and the Océ TDS with a colour scanner.

As a result Océ’s current product portfolio in wide format black and white links up in full with the trends in the market: decentralisation, for which low and mid volume products are used, and flexibility in central environments, for which the high volume machines are deployed.

Colour In the colour segment the Océ TCS400, both in the printer version and in the form of the combined printer/copier, resulted in a substantial strengthening of Océ’s market position. The recently introduced Océ TCS500 is expanding this position further. This is mainly due to the fact that Océ was the first company to produce a colour system that successfully incorporated a productivity concept that had been tried and tested in the black and white segment. As its installed population steadily grows, this machine will prove to be an important source of recurring revenues. Although many users are currently still staying with black and white printing because of its lower costs and higher productivity, there is no doubt that colour will be the catalyst for growth in the future.

Trends The TDS market is expected to remain fairly stable in the years ahead. However, because of the rapid developments in electronic communication and archiving, there will be a further shift from centralised towards decentralised printing, in a location close to the user. In corporate environments this means a shift of the printing volume towards smaller machines. In various geographical markets construction activities are starting to increase again. This is of importance for Océ in view of its strong market position amongst architectural and engineering offices and in building companies. Specialised repro businesses are also noticing the effects of this upswing in the form of an increase in turnover in black and white documents, which represent the greater part of their business, and they are investing in the replacement and expansion of their machines and production management software.

Commercial developments | Wide Format Printing Systems

Ongoing digitisation is leading to a decrease in the printing volume on analogue machines. For the time being, however, a need continues to exist for analogue systems within smaller organisations.

The shift to colour is taking place slowly but surely, both in printing, scanning and copying. This is because, step by step, technological advances are tipping the price-versus-productivity balance more in the favour of colour. Many businesses therefore use a combination of colour and black and white systems.

Strategy By means of product innovation, a focus on user needs and greater distributive strength Océ will be able to gain market share. In this way Océ can further build its strong position in Europe and the United States, continue its expansion in Japan and invest in building up a strong position in various new and emerging markets, such as China. The programmes for developing new products are focused above all on improving the productivity, ease of use and investment value for the user. This applies not only to users in Europe and the United States, but also to users in Asia. Continual training of the sales staff and the service organisations will enhance the distributive strength and thus enable Océ to expand its market share further. Océ continues to invest in black and white and colour printing systems that improve the workflow and productivity of the end user of the systems. Here an important role will be played by Océ’s strong software products, such as Océ Repro Desk and Océ PrintExec Workgroup and their successors.

Display Graphics Systems

Market position The growing advertising market is the driving force behind the growth of the Display Graphics Systems [DGS] business group, which focuses on the flexible and fast production of posters, banners, billboards and countless other wide format graphics products. Although they have only been on the market for a relatively short time, digital techniques are increasingly replacing traditional analogue techniques such as silk screen printing, photo printing, offset and traditional lettering. Thanks to its improved print quality and the cost effective high production speed, the market for digital printing is expected to continue to grow in the forthcoming years. Océ offers a complete range of advanced printers, software, media and inks world-wide, backed by a high-quality service and support organisation. Since last year Océ has also been active with display graphics via its sales organisations in Japan and most other Asian countries and is now optimally able to serve the major markets in this segment within the Asia/Pacific region.

Océ’s subsidiary Onyx Graphics, Inc. is the world market leader for colour controller software for display graphics printing systems. In this area Onyx has complete autonomy and, as market leader, has a substantial proportion of the suppliers in the display graphics market as its customers.

Developments in 2005 Revenues from sales of hardware increased strongly within the DGS business group. Partly as a result of this, recurring revenues – including revenues from inks and media – grew as well. In 2005 the DGS business group concentrated its activities in a single location in Vancouver, Canada. Operational costs will thus be limited in the years ahead thanks to the creation of a cohesive group with a tight focus, in which new products can be quickly developed, manufactured and put on the market. The launch of new products and inks specifically developed for industrial applications has strengthened the product portfolio. One of Océ’s leading core competencies is its ability to offer customers complete solutions in the form of a combination of software, hardware, media, inks, service, financing and expertise. To complement the sales of its own products the business group also supplies third party products, in most cases sold under the Océ name.

Commercial developments | Wide Format Printing Systems

Onyx Graphics again achieved good results in 2005. With its Postershop product the company is the global market leader in Raster Image Processors [RIPS] for wide format colour printers. Onyx also offers support in the profiling of media and the managing of digital files. In addition, Onyx targets its applications at various vertical markets, such as the printing of textiles. Onyx has meanwhile made a start on expanding its position in Asia.

Trends In this highly fragmented market, business consolidation is slowly starting to occur in the higher volume segment. An important factor for the growth of expenditure in the digital graphics display market is the success of outdoor advertising, which is a particularly cost effective way of advertising. Another important aspect is that average print runs are decreasing, which often makes it more economical to use digital printers. This means that the demand from traditional printing firms for digital printing is growing, since digital printers can produce such print runs at lower costs and also enable a faster response time.

Strategy The DGS business group aims to achieve a leading position in the display graphics market. At the moment the business group has built up a balanced range for its customers thanks to a combination of Océ-developed hardware and software and bought in products. These are sourced from a limited number of partners with whom the company has long term relationships. In all cases the products are supplied to users together with the right combinations of inks and media for specialised applications. An important role is played here by Océ’s strong, world-wide sales and service organisation. This market approach will be continued and intensified. The business group concentrates on the mid volume and high volume segments of the market.

Onyx Graphics is rebuilding its core technology so that it can easily augment for targeted vertical markets and applications. Large format technologies have become more complex and the throughput of printers has become key. This is why Onyx will focus more on workflow and colour quality over the next few years rather than on additional features.

Imaging Supplies

Market position In the market segments in which Océ is active the availability of the right media and imaging supplies plays a major role. Media and imaging supplies therefore represent a significant element in Océ’s total offerings due to the importance of the interaction between media and hardware, especially with a view to the high quality of the [colour] applications. Throughout the world the Imaging Supplies business group sells media, inks and toner for small and wide format applications on both Océ equipment and third party machines. Imaging Supplies has its own purchasing, product development, production, converting and logistics systems. With factories in Europe and the United States, Océ is the world’s biggest converter of wide format media and also holds a prominent position in black and white wide format media. In wide format CAD and display graphics media the market share is also moving ahead. In small format paper the business group has built up an attractive market share in Europe.

Developments in 2005 Although revenues decreased slightly due to the lower selling prices of paper, the profitability of the business group increased. This was mainly achieved through improved control of logistics costs. In wide format media for the display graphics market the many years of investments in the product range and in creating brand awareness resulted in a substantial growth in revenues. The market share in wide format media also showed an overall increase, partly because more media were supplied for use on Océ equipment, and partly through supplies to third parties under private labels. Another factor of significance was the sale of modified media to new users of Océ equipment. Emphasis was also placed on building up a high quality range to meet the high demands of the graphics market. The Océ CPS 700, CPS 800 and CPS 900 machines and the Océ VP2110 black and white printer particularly produce an excellent quality print when used in combination with Océ MC paper which was first introduced in 2005. Sales in this segment are therefore growing quickly.

Commercial developments | Wide Format Printing Systems

Activities in the area of small format specialities [including photo printing paper and textile transfers], which are produced in the company’s own [Arkwright] plants in the United States, have been considerably expanded.

To boost efficiency, but also to increase the commercial strength in Europe, the Imaging Supplies business group and the European sales organisation of Arkwright have been combined.

Trends The market for imaging supplies is highly competitive and fragmented. A consolidation is now gradually taking place and this is forcing the remaining parties on the market to make drastic improvements in their logistics processes. Market growth is being stimulated by the continuing digitisation of printing processes. Technological know-how and expertise in the area of supplies and basic materials are of vital importance to ensure a good performance in this market. Océ has both of these.

Strategy The strategy of the Imaging Supplies business group is aimed at expanding its position as a supplier of high quality media for wide format printers in both the TDS and the DGS segment. In addition, the business group seeks to provide maximum support for the activities of DDS by offering a complete and competitive range of small format media for both colour and black and white applications. Thanks to the broad range offered by Imaging Supplies, Océ is able to enhance the value of the total solutions it offers to customers.

Software Océ machines are today seldom stand-alones. Most digital machines operate in groups, are incorporated in networks, integrated in complex document flows. Océ machines are renowned as flexible working partners working together with the people who operate them and also with other machines, not only those made by Océ but equally with those of other producers. Océ’s application software makes this possible. Designed with open architecture, but at the same time with Océ quality and the intuitive structure that go hand in hand with the ultimate in user-friendliness.

‘The best reward for R&D is the commercial success of the products’

Technology and the Business Units are important pillars within Océ, each with its own specialisations and characteristics. However, they develop their greatest strength by working in combination with each other. The interview here shows how Océ’s top R&D executives see this.

The words are those of Wim Orbons [R&D Venlo], Peter Feldweg [R&D Poing] and Michele Pracchi [R&D software].

Approach The respective roles of R&D and the Business Units have to be seen in the light of Océ’s total offerings to the market. The basic principle is that we should offer the best possible products and services to the customer. To do this we work side by side, each with our own specialisations and the total value of the offerings is then determined by the excellence of the entire organisation. But differences in approach do exist between R&D and the Business Units.

Iterative process R&D initially develops concepts; products only come later. Developing concepts takes place via constant interaction with the market and therefore with the Business Units as well. It is an iterative process. You always know what is happening and what is needed in the market and you translate that knowledge into products and services. But one special aspect of the work done by R&D is that we are at the same time way ahead of what is actually happening in the market. You need to be if you want to introduce radical changes on a regular basis. We are able to identify at an early stage what may become important for our customers in the distant future because we look at technological developments on the basis of our market knowledge. We convert our ideas about this into concepts which are often only further developed and refined into tangible products much later, as part of the strategy of our output, and in close contact with the business.

Long term For R&D the vision over the long term is essential. The customer, the market, is inclined to extrapolate current solutions: to demand products that are faster, cheaper, more efficient. We respond to that very keenly. But we also look very explicitly at what is going on elsewhere in the world of technology, as that is the only way to come up with pioneering concepts that will make their mark ten or fifteen years from now. For the completely new series of machines, as we now have in the CPS line and the VarioStream 9000 family, development work was started many years ago. For basic technology this applies even more strongly. Our organic photoconductor, for example, is something that we started working on as long ago as 1978. It came on the market in 1992 and it will certainly last for a further 15 years, if not longer.

Technology leader It is not always easy to convince others that our vision of developments in the distant future is right. After all, this involves enormous investments over a lengthy series of years. You also need a strong business with much stamina if you want to maintain such a constant approach to technology. On the other hand, good basic technologies also generate revenues over the long term. And it simply fits in with the type of business we are. We are a technology leader, driven by the wishes of the customer.

Balance The art is to maintain the right balance between the long and the short term. Certainly when it comes to improving and fine tuning the machines and bringing the products into line with the needs of the market, the role of the Business Units is of course crucial and we both move ahead in parallel as part of that process. Then the questions also arise which we are expected to answer over the short term. Admittedly, we sometimes cannot give an answer, but if it involves a good business case, then such a question is in turn a superb challenge. Times are past when an engineer simply looked at what he had achieved over the last few months. Everything now revolves around the ultimate success of the entire project. The best reward for an engineer is the commercial success of a complete product but cooperation with the Business Units is also, of course, of vital importance for such a success.

Solutions In this approach, but also in our products, you can recognise the way in which Océ is positioned in the market. We want to ensure that our customers are able to improve their business performances. We do not leave our customers to fend for themselves, we stand next to them all the time. That pays for itself in the form of trust. Customers expect us to provide them with solutions and this demand is handled by the Business Units. It is our task to actually create those solutions.

Technology

Research & Development

Océ has a broad and robust technology portfolio and modern, well equipped R&D facilities. These are the foundation stones for a portfolio of products and services that are of a high technological standard and which offer great added value to users. In-house product development is an essential feature of the Océ business model. Since this is based on making optimum use of the feedback of customer experiences via thousands of Océ consultants, sales staff and service employees, the company’s new and improved products always link up seamlessly with customer needs.

Product development takes place in centrally managed project groups in which all relevant disciplines are represented. In this way Océ can optimally harness all the know-how, experience and skills available within the business to innovate its range of offerings. Thanks to this constant innovation and its ability to meet the wishes and requirements of rapidly changing markets, Océ has built up a reputation for products that are characterised by their productivity, quality, user-friendliness and reliability.

Océ spent €193 million on R&D in 2005; excluding Imagistics, this corresponds to 7.3% of revenues [2004: 7.8%]. Approximately 1,800 employees work in R&D.

Océ has its own R&D facilities in seven countries, all of which work closely together. In Venlo we develop cutsheet and wide format printers and scanners, strategic materials [toners and photoconductors] and software. In Poing [Germany] the R&D activities focus on the development of high volume printers and software. In Vancouver [Canada] the R&D facilities are specialised in display graphics wide format colour printers, whilst Fiskeville [USA] is the home of the R&D department of Arkwright, which develops specialised imaging media. R&D centres for software development are located in Créteil [France], Namur [Belgium], Konstanz [Germany], Timisoara [Romania], Salt Lake City and Phoenix [United States].

Strong technology portfolio Océ’s technology portfolio comprises a great many of the company’s own inventions and developments. This successful, advanced basic technology is continuously developed further and applied in new products. At the same time work is done on the [often lengthy] development of new, pioneering basic technologies that will form the backbone for the company’s future growth. One example of such a proven, but continually updated technology is the CopyPress printing technique. In this the toner image is pressed directly into the paper, a reliable technique that creates a clear, crisp image. CopyPress is used in combination with the organic photoconductor [OPC] for black and white prints but also – together with the Direct Imaging [DI] technique – for colour printing. Both the organic photoconductor and the DI technique were developed in Océ’s own R&D laboratories. The DI technique, which uses seven colours to create a perfect full colour image, forms the heart of the Océ CPS700, CPS800 and CPS900 cutsheet colour printers.

In developing colour printers for wide format applications Océ works together with external partners in the area of thermal inkjet technology. Partnerships of this type have proved their value in recent years because they have made it possible to develop high quality, market focused solutions within a short time frame. For the immediate future, however, Océ is also developing its own technology, offering qualities that are specifically targeted at the needs of the high production wide format market.

Technology

With its continuous feed products, printers and software for the very high volume segment Océ holds a leading technological position, chiefly thanks to their quality and reliability. Most of these systems also have the flexibility to print the customer’s own spot colour [CustomTone Special] or to print magnetically readable information. An important step forward was formed by the development of the Océ VarioStream 9000, a new family of high volume machines that was introduced during 2004. In these machines the printing quality has been considerably improved thanks to a new, unique technology based on the organic photoconductor. Even more important, in view of the growing demand for colour, is the fact that the user can print extra colours on the same machine by adding extra modules. Océ therefore offers its customers an optimum route to upgrade further to high speed full colour printing. Amongst the many specific applications that Océ is able to offer to its customers, a special segment is document input management systems with advanced data-recognition technology, applications for the processing of forms [for example cheques, tax forms] and for the automatic reading and processing of documents, including bulk invoice processing.

Scientific cooperation In the earliest stage of product development Océ works together intensively with universities and other knowledge institutes. This close contact gives Océ continual access to new knowledge and, in return, the scientific world gains a first hand insight into the latest technological developments. In later stages of product development Océ works together with technology and systems specialists and with suppliers of printer technology and software. R&D assignments are also contracted out to public and private knowledge institutes such as TNO in the Netherlands, the Fraun-hofer-Gesellschaft in Germany and various universities throughout the world.

Strategic materials Strategic materials are an important part of Océ’s proprietary technology. These materials relate to black and white and colour toners, organic photoconductors, Direct Imaging process drums and silicone materials for the CopyPress printing technique. In combination with the machines in which they are used and together with the attendant embedded software, these materials create unique properties which clearly distinguish Océ products from their competitors.

Machines In the development of new machines Océ applies a number of key values: productivity, quality, ease of use and reliability. These values are brought into balance with a competitive ‘total cost of ownership’ and a strong emphasis on durability. Océ develops and integrates embedded software, image processing programs and a network controller in all digital machines to ensure flexible support for a large number of printing media, formats and finishing possibilities [including those of third parties].

Software In the digital world software plays a crucial role. Software creates the link between the machine and its performances on the one hand and the user’s wishes and requirements on the other. By placing strong emphasis on automated printing workflows and output management, Océ has in recent years brought together an extensive collection of software applications and bundled them within a single integrated software architecture [PRISMA] that is tailored to meet the requirements of specific users. In the area of output management software Océ holds a leading position. The graphic design of all software products is based on a consistently applied design philosophy which shortens the learning curve for users and substantially reduces the risk of them making mistakes.

Océ focuses on two types of customers. One group of users deploys the equipment as a component – and as an expenditure item – in their own [production] process, known as print-for-use. The factor that they regard as being most important is a far reaching reduction in the costs of printing and copying. Software is the key to achieving a simple, transparent workflow that boosts the available capacity and reduces costs.

Technology

For the other group printing is a core activity that has to generate maximum profit, known as print-for-pay. For this category of customers Océ offers software that enables them to optimise the workflow and achieve a maximum high quality output with maximum efficiency. Océ’s software is of course fully attuned to working with Océ machines, but it can also function excellently in combination with third party hardware and software systems that have already been installed on the customer’s premises.

In 2005 Océ R&D developed a number of products that have considerably strengthened the range that the company has to offer.

In WFPS this related to the development of the Océ TCS500, [colour inkjet], the Océ TDS100 [a more sophisticated low volume copier], the Océ TDS450 [addition of a colour scanner] and the Océ TDS860 [high volume black and white printing system].

In DDS the high production Océ Varioprint series was extended, whilst R&D also developed the Multiple Functional Printer [MFP] and a much improved printing quality for the Océ CPS800 and CPS900 line. In the very high production segment the Océ 9000 line was further developed to include additional spot colour functionality.

The strategy of R&D continues to be to design products that anticipate future customer requirements and to develop the technology that is best suited to meet these needs. At the same time research is conducted into technologies that may give rise to breakthrough concepts for use in the document process.

Over the past year the R&D efforts also increasingly shifted away from black and white and towards colour.

Manufacturing, logistics and purchasing

The greater proportion of the printers in the Océ range originate from the company’s own manufacturing facilities in Venlo, Poing [Germany] and Prague/Pardubice [Czech Republic]. However, by far the greater proportion of the components and modules incorporated in the machines that are assembled there have for many years been manufactured externally by a select group of suppliers. Since 2004 Océ machines and modules have also been produced in Asia by third parties on the basis of contract manufacturing. These are supplied direct from Asia to the Océ sales companies. The increasingly bigger input of suppliers and contract manufacturing partners in the production process is taking place in parallel with the company wide change process that has transformed Océ from a hardware supplier into a supplier of complete printing solutions. None the less manufacturing and final assembly still maintain their place within Océ: between R&D and the sales and service organisation, in a single coherent process. The good linkage and cooperation between R&D, manufacturing and service is essential for a smooth and efficient production start up, but also for the product improvements that are made over the course of time within each product family.

Manufacturing locations Océ manufactures some of its machines and modules in Asia. The main reason for this is the lower level of wage costs, which enables a substantial reduction in the costs of assembly and components production. This considerably strengthens the company’s competitive position. For its production in Asia Océ uses contract manufacturers and the expertise and networks that they have to offer. The manufacturing and sourcing of a large proportion of required components also takes place in Asia. The quality is good and the cost price is substantially lower, despite higher logistics costs. To support and speed up the relocation activities an ‘Océ Asian Technology Center’ was set up in mid-2005. Expertise from Venlo is deployed to facilitate the transfer of know-how and experience to our contract manufacturers.

Technology

By the end of 2006 about half the current [Venlo] production value will originate from Asia. Ultimately the facilities in Venlo will only manufacture complex systems, machines that are produced in small series, and strategic materials.

The Océ factory in Prague specialises in the remanufacturing of Océ machines which have completed their first cycle of use. In this factory the machines are restored to as-new condition, provided with the latest functionality and software and put back on the market for a subsequent life cycle.

Demand for remanufactured machines and for factory produced new models – machines to which extra functionality has been added – is high and the factory therefore operated to full capacity throughout the year.

The manufacturing of machines for Display Graphics was likewise concentrated in one location during the year under review. All production now takes place in Vancouver, Canada.

Strategic materials Despite the growth in outsourcing, a number of components and materials that were developed by Océ in-house are still manufactured solely by Océ itself. These strategic materials, which include process drums, toner, photoconductors and silicone materials, are chiefly produced in Venlo. Furthermore, high speed ledbars are produced in Poing.

Constant improvements in the quality of these materials mainly result in an increase in the useful lifetime and thus reduce the costs of maintenance. Océ has achieved spectacular improvements in recent years in the area of organic photoconductors, which have brought a considerable extension of their useful lives.

Productivity in the manufacturing plants has also been increased further, through, as one example, the introduction of an integrated quality system.

The toner plant in Venlo, which came on stream in 2004 and whose products are principally destined for the high volume Océ VarioStream printers with colour functionality, met with expectations in full from the very start.

Logistics In recent years fundamental changes in the transport of machines, [service] components and supplies have brought a considerable reduction in logistics costs. There has also been a further improvement in delivery reliability and response speed. Océ now applies an integral supply chain management system for the three continents. Deliveries to customers are made via a number of logistics centres which are managed from Venlo and Poing and which ensure an efficient supply of machines, spare parts and toners. Since Océ’s customers can compile their configuration from a broad range of models and options, the equipment that is supplied is often highly specific. By ensuring that all components are available in a logistics centre at all times, the systems can be configured and tailored to meet customer-specific requirements in locations that are close to the main sales areas. In this way delivery times are reduced and transport costs minimised. For Europe and the United States such a logistics system is already operational and during the year under review a centre was also set up in Singapore to handle the supply chain for the entire Asia/Pacific region.

Purchasing During the year under review substantial steps were taken towards the further development of purchasing policy, with an emphasis on achieving a good balance between innovative strength and costs. Following the relocation of large parts of machine manufacturing to Asia, the sourcing of materials and components again received much attention. An important aspect of purchasing policy is the creation of a network of small and big contract manufacturers who have to guarantee the flow of products from Asia. To support this process, an international purchasing office has been established in Singapore.

A major proportion, some € 650 million, of Océ’s purchasing value consists of non product-related costs. In order to reduce these costs also, a project was started at the end of 2004 in which the organisations in Venlo and Poing and the principal sales companies work together to achieve savings.

Critical success factors

Océ core values To promote a good internal business climate, the management of Océ has laid down seven core values that serve as a guideline for all employees. These core values represent, as it were, the DNA of the company; this is the genetic blueprint that distinguishes Océ and characterises Océ employees.

If viewed singly, these core values are not unique. But, when seen in their interrelated context they are identifiable and recognised as typically characteristic of Océ and its employees and are therefore also used internally in formulating profiles of competencies and as routes towards further self development.

In their day to day performance, both internally and externally, Océ employees are held accountable for compliance with these core values. In the periodic appraisals of employees and in formulating targets the core values play an important role, not only for each individual but also for business disciplines.

People and society

Human resources are key A company’s success is dependent on numerous factors. Some of them, such as the quality of the markets, economic conditions or the business climate, are beyond the influence of the individuals who run the business. However, a number of success factors can certainly be influenced by the company and in this respect human resources are key. By developing effective selling skills or building a dynamic technology portfolio, for example, but also by creating a climate in which motivation, ethical behaviour, professionalism, customer-friendliness and innovative capabilities are able to flourish.

The people who work for Océ have always proved to be the decisive factor in the company’s growth and have responded appropriately when times were less favourable and it is therefore one of Océ’s principal aims to be an attractive employer. This is achieved in various ways. By offering a good remuneration package and a challenging work environment, but also by providing ample possibilities for training and education so that employees can work on their further self development. The increasingly prominent market position that Océ holds and its excellent track record in technology are guarantees that there are generally no problems in recruiting well educated and motivated personnel. In the R&D sector the high technological standard of the facilities in Poing and Venlo in particular is sufficient to ensure an adequate influx of new personnel from the scientific institutions located in the vicinity. On the basis of globally coordinated programs a workforce is formed that is optimally able to attain Océ’s objectives everywhere. This approach applies equally to the size of the workforce. The company’s continuity requires a well judged balance between revenues and the costs of revenues, and wage costs are by far the biggest cost item within the company. To ensure that this balance is maintained, it is necessary to implement a major cost reduction within a brief space of time, and one consequence of this will be the discontinuation of some 500 jobs in Europe and 250 jobs in the United States. For all those affected this is of course an extremely unpleasant measure, but it is unavoidable within the framework of the company’s continuity and, as such, is appropriate as part of a responsible conduct of the business.

Océ core values	Focus	Put the customer first Be result driven
		Attitude	Seek for quality at all times Be entrepreneurial Be innovative
			Style	Behave ethically Show respect for human values

Critical success factors

Table 8

Distribution of employees by geographical area	2005		2004
	number	as %	number	as%
United States	10,913	45	8,340	39
The Netherlands	3,947	16	3,922	18
Germany	2,912	12	3,028	14
United Kingdom	1,199	5	1,016	5
France	1,174	5	1,160	5
Rest of Europe	2,890	12	2,879	14
Countries outside Europe and the United States	1,129	5	970	5

Total	24,164	100	21,315	100

Table 9

Distribution of employees by type of function	2005		2004
	number	as %	number	as%
Business Services	6,806	28	6,693	31
Sales	5,356	22	4,192	20
Service	5,078	21	4,013	19
Accounting and other	2,666	11	2,037	9
Manufacturing & Logistics	2,453	10	2,512	12
Research & Development	1,805	8	1,868	9

Total	24,164	100	21,315	100

Critical success factors

International human resources policy

Via its corporate human resources policy, which is applied throughout the world, Océ coordinates shared developments and programmes that are focused on optimising the deployment of its employees. Four major elements in this policy are formed by leadership, competencies management, core values and executive development.

Leadership The leadership programme is aimed at strengthening leadership qualities, at training new potential leaders and at analysing and optimising mutual relationships within management teams. The programme is based on leadership labs, intensive assessment programmes in which the existing and the desired status of a large number of leadership aspects is determined for each separate employee as well as for teams.

After top management set the ball rolling in 2004, all management teams in the sales companies and at head office have taken part in the leadership labs. On the basis of these leadership labs personal development plans have been individually agreed to achieve actual implementation of the improvement possibilities that were identified. The intention is that progress will be regularly monitored on the basis of a fixed protocol, which means that this programme will be given a permanent place within the corporate human resources policy. The progress of this global programme is constantly evaluated and where necessary, actions are initiated for improvement, coaching, training and development.

Competencies management The aim of the competencies management programme is to achieve a continual improvement in employee performances and to make dynamic adjustments to bring these performances into line with the demands made on employees by changed circumstances. The programme is based on identifying the specific roles needed for a particular working environment and the requirements that these set in terms of behaviour, professional skills and competencies. As part of the Solution Delivery Process competencies management had already been introduced several years ago in the sales, service and consultancy departments. In the meantime its use has become widespread within the organisation. In a competencies manual, which has been rolled out world-wide, the competencies and roles that are applicable to the various jobs have been clearly described and laid down. Development agreements are now being made throughout the company to ensure actual implementation of changes and improvements.

Executive development To make sure that executive talent is given the opportunity of developing within the world-wide Océ organisation, the existing practice of international management development and succession planning was expanded during the year under review into a transparent programme for executive development.

The involvement of senior management has been considerably expanded by organising Executive Development Circuits for each target group [for example for each type of discipline such as commerce or technology] under the leadership of the Chairman of the Board of Executive Directors or, for the controlling circuit, under the leadership of the Chief Financial Officer.

Critical success factors

Océ and sustainable business practices

Since the company’s establishment more than 125 years ago doing business in a socially responsible manner has been firmly rooted in Océ’s philosophy and approach to all its stakeholders: customers, employees, investors, partners and the environment. Océ offers its customers solutions for efficient document management in the form of innovative products and services. For its employees Océ aims to be a business that they can be proud of: not just because of the innovative character of its products and services but also because of the company’s social and ethical core values and the way in which these are put into practice.

Everyone who invests in Océ can rely on transparent reporting. With regard to its suppliers and business partners Océ seeks to be a reliable and fair partner. Towards the outside world in general Océ is committed to acting as a responsible business and a good neighbour. Océ seeks to minimise environmental impact and respect human rights, not only in its own operations but also in the entire supply and manufacturing chain.

Each year Océ publishes its ambitions, objectives and policy and its concrete progress in the area of sustainable business development in the form of the Océ Sustainability Report. This report is issued mid way through the year and covers the entire Océ Group, including the operating companies in the major markets in which Océ is active. The report is drawn up in conformity with the recommendations of the GRI [Global Reporting Initiative].

Concrete objectives for the future Océ does not limit its responsible business practices to the annual sustainablity report, but also aims to make them an integral part of its organisation. In the coming years concrete objectives will be formulated in the areas that are important to stakeholders, whilst not losing sight of the goals that are being sought in this area within our industry. It is only by ensuring that the ambitions in the area of sustainable business practices are able to converge with corporate strategy that the objectives of corporate social responsibility can be safeguarded in the future.

Toner Toner consists of microscopically small particles. Each one contains a pure colour which, once printed, contributes to the creation of thousands of new colours. Toner has to meet very high mechanical, chemical and physical requirements. Every particle has the right size, colour and transfer properties. Melting point and adhesion to different media never vary. Clarity is defined within the tightest of limits. In itself, each particle is a technical masterpiece.

Critical success factors

UN Global Compact Océ obviously subscribes to the principles set out in the UN Global Compact and proactively promotes compliance with these. In 2005 Océ extended the area of application of the UN Global Compact to its supply chain by asking suppliers and business partners also to subscribe to the principles of the UN Global Compact. By far the greater majority of them responded positively to this request. Océ is still holding consultations with the others.

Sustainable products Océ seeks to develop products and services that are profitable and efficient for its customers. A precondition for this is a strong relationship with such customers and this has therefore been built up by Océ, supported by a professional service organisation. This enables customer-specific solutions to be offered as well as products that can be fully integrated in the customer’s document flow. Océ sells products which have a long useful lifetime and are safe and reliable. They also stand out because of their convenience in use and easy operation and this is also relevant for handicapped users.

Environment The key thrust of Océ’s environmental policy is to minimise the effects of its activities on the environment in all its aspects and throughout the entire supply chain. Our products are designed for several life cycles of use and the commercial and logistics processes are structured in such a way that as many machines as possible are returned to asset recovery for the recycling of components or to the remanufacturing plant, where they are fully or partially reconditioned and made suitable for reuse. The environmental impact is also reduced as a result of customers concentrating more volume on fewer machines. Océ also has excellent control over its flows of waste materials. Wherever possible, they are recycled and made suitable for further use.

Health and safety Sickness absence continues to be low within Océ world-wide and there is only a negligible level of absence as a result of industrial accidents. Health policy has traditionally formed a strong point of attention for Océ, including cases where pressure of work leads to sickness absence. In most Océ businesses the working climate and the motivation of employees are explicitly measured.

Transparency Océ seeks to provide its stakeholders with maximum transparency. For this purpose much time is devoted to the implementation of the Sarbanes-Oxley legislation and other corporate governance codes, to IFRS with regard to financial reporting and accountability and to the GRI recommendations on sustainability reporting.

Océ is proud of the fact that in 2005 the company was rated as one of the ten most transparent companies amongst the large cap and mid cap stocks listed on the Amsterdam stock exchange. Océ is also listed in the Dow Jones Sustainability Index in New York.

Critical success factors

Océ’s partners

Cooperation with partners is an integral part of the Océ business model. Reliable partners enable the company to continue to concentrate on its core capabilities and activities and thus keep at least equal pace with its, mostly bigger, competitors. Océ’s numerous partners make important contributions to the company’s success in various fields. Elsewhere in this report mention has already been made of the OEM partners from whom we source machines and of the financial institutions that work together with us in financing and leasing activities. A special position however, is occupied by the distribution partners – companies that safeguard the Océ brand name in all places in which the company does not have establishments of its own.

Important role for distribution partners In regions in which Océ does not have its own sales channels the company works intensively with independent local distributors. In by far the majority of cases these are energetic entrepreneurs whose knowledge of the local markets is second to none and who can position Océ’s offerings optimally in the market. There are large areas in the world in which Océ would not succeed in selling its products in so many niche markets and remote areas were it not for the help of distributors. In many cases their activities have proved crucial in building a presence, especially in emerging markets.

A different business model Océ attaches great value to its business model in which the company’s own sales and service organisation guarantee direct management of – but at the same time direct feedback from – the market. In cases where Océ works together with distribution partners the business model is more complex but, given the other circumstances, this does not make it any less effective. Sales via distributors are managed from Venlo and Poing. This also means that the distributors can count on receiving considerable support from the Océ organisation in their activities. As they mostly also handle all maintenance work, they regularly visit the Océ training centre in Venlo to receive training and instructions about the machines that they sell.

Business developers, some of whom are stationed outside the Netherlands, are also available to develop and implement sales plans together with the distribution partners. The distributors are very enthusiastic about working together with Océ, one reason being that this gives them an extra competitive edge, but also because of the loyalty that stems from what is often a very lengthy business relationship. Océ’s distribution partners therefore rightly regard themselves as forming part of the organisation.

Océ can be found everywhere Océ books the greater part of its sales in Europe and the United States, though the level of sales in Asia is growing. However, Océ machines can be found in all corners of the globe. This means that large areas are served by distributors. Often the orders involved are of modest size but, partly because of the continuous flow of media, toners and other strategic materials, direct exports account for a significant proportion of Océ’s total revenues.

Océ is a well-known brand in numerous places in Latin America, Africa, the Middle East, Central and Eastern Europe, Russia, China and India. And, even in remote areas, the brand name is all the more successful if each distributor is able to introduce and service Océ machines in a way that fits in with the local culture. This applies in particular to wide format equipment, but to an increasing extent to small format as well. In some regions the language [of the machine and the interfaces] presents a problem but good progress is being made with translations, chiefly into Japanese and, during the year under review, into Russian.

Management aspects

Corporate governance

Structure, policy and compliance Océ N.V. is an international holding company within the meaning of Article 153, para. 3b, of Book 2 of the Dutch Civil Code. This implies that shareholder rights are not restricted by the rules that are applicable in the Netherlands to companies subject to what is known as the ‘structure regime’.

Corporate governance within Océ is based on the legislation, jurisdiction and codes of best practices in the countries in which the company performs its activities.

As from 2004 this regards also the implementation of the Sarbanes-Oxley Act.

Implementation of this Act is based on regulations issued by the SEC and on adaptations to the corporate governance code that is applicable to companies listed on American stock exchanges. Compliance with these regulations is influenced by the fact that they were drawn up primarily for American companies within the United States jurisdiction and because they have a rule based character.

In the Netherlands the Dutch corporate governance code, Code Tabaksblat, [‘the Dutch Code’], consisting of 21 principles and 113 best practice provisions, has been applicable since December 2003. This code was given legal status with effect from January 1, 2005. Océ has included the relevant paragraph and indicating the way in which it applies to the Dutch code in its annual report as from the 2003 financial year.

The Board of Executive Directors and the Supervisory Board of Océ subscribe to the basic principle that was applied when drawing up the Dutch Code: a company is a long term form of collaboration between the various parties involved. These parties, the stakeholders, are the groups and individuals that directly or indirectly influence [or are influenced by] the achievement of the company’s objectives and they include employees, shareholders and other providers of capital, suppliers and customers, but also government and civil society.

The Board of Executive Directors and the Supervisory Board have overall accountability for achieving the right balance between these interests, to ensure the continuity of the company.

In December 2004 the Dutch government set up a monitoring committee to promote the topicality and practical application of the Dutch corporate governance code and to monitor how it was being implemented and complied with. One year later, in December 2005, the committee issued its first report on compliance. It is gratifying to note that the committee was able to present a predominantly positive picture of compliance and that the Dutch Code has become an effective framework for good corporate governance.

The monitoring committee’s report formed an important benchmark for the preparation of this corporate governance report.

Management aspects

Compliance with and enforcement of the Dutch Code Each year Océ explains the main outlines of its corporate governance structure in the annual report; if there are any substantial changes in this structure, they will be submitted to the General Meeting of Shareholders for discussion.

More information about corporate governance and the related rules and regulations can be found on the Océ website [www.investor.oce.com] under the heading Corporate Governance. As regards the principles and best practice provisions of the Dutch Code that refer to the Board of Executive Directors and the Supervisory Board, Océ has either established that these were already being applied, or has taken steps to adopt them to the extent that they are applicable to Océ, whilst taking into account existing and future legislation.

Last year mention was made of a departure from best practice provision IV.3.1 on presentations via websites and webcasting. As from the beginning of the 2005 financial year all quarterly presentations and telephone conferences relating to the financial results are announced in advance and are made simultaneously accessible in real time to all shareholders via webcasting. The announcement and the webcasting are available on the Océ website. This manner of disclosure of information to shareholders complies with best practice provision IV.3.1.

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Management aspects

Transactions involving a conflict of interests

During the financial year no transactions as referred to in best practice provisions II.3.4, III.6.3 and III.6.4 took place involving a conflict of interests relating to directors, supervisory directors or natural and/or legal persons holding at least 10% of the shares in the company.

Though there are still a number of best practice provisions that Océ does not apply directly, Océ is willing to comply with the Dutch Code which allows the possibility of doing this within the framework of the ‘apply or explain’ method. When the monitoring committee notes that it is not possible merely to apply a ‘box ticking’ method in order to check compliance with the Dutch corporate governance regime, we realise that the leeway allowed for applying the code in our own specific way requires us to proceed with the greatest possible care.

In complying with best practice provision II.1.4 concerning the declaration by the management that the internal risk management and control systems are adequate and effective, we have followed the recommendations made by the monitoring committee.

This declaration can be found at the end of this report, following the description of the systems for risk identification and control.

In our opinion Océ complies in full with the Dutch Code, with the exception of the following aspects.

As regards compliance with the best practice provisions II.1.1 appointment period executive directors, II.2.7 on severance pay for executive directors, III.3.4 maximum number of board memberships, Iv.1.1 on limiting the right to make binding nominations and Iv.1.2 and Iv.2.1 to Iv.2.8 [issue of depositary receipts for financing preference shares] explanations are given under the relevant headings on the pages 62, 63, 64, 66 and 67.

Board of Executive Directors

The Board of Executive Directors currently consists of three members who are appointed by the General Meeting of Shareholders. In the case of each appointment the holders of the priority shares have the right to draw up a binding nomination, which can be cancelled by a resolution of the General Meeting of Shareholders that has been adopted by a majority of at least two thirds of the votes cast, provided that such votes represent at least one half of the issued share capital. If no binding nomination has been drawn up, the General Meeting is free in its choice. The Supervisory Board appoints the chairman of the Board of Executive Directors and decides on the allocation of the tasks of the Executive Board members in consultation with the Board of Executive Directors. Regardless of the allocation of tasks the Board of Executive Directors acts as a body with collective responsibility.

Appointment period executive directors In view of the contractual arrangements that have been agreed with the executive directors currently in office, Océ does not comply with best practice provision II.1.1. Océ will respect the existing contractual situation. Yearly the functioning of current and future members of the Board of Executive Directors will be reviewed.

Remuneration of the Board of Executive Directors The Supervisory Board fixes the remuneration of the members of the Board of Executive Directors on the basis of the advice of the Remuneration Committee.

The remuneration policy is aimed at attracting and retaining the best executives needed to manage a publicly listed company that operates on an international scale in the area of technological activities.

This policy was discussed at the Annual General Meeting of Shareholders held on March 2, 2004 and at the Extraordinary General Meeting held on September 8, 2004. Shareholders approved this policy, including the Share plan.

As remuneration experts, Hay Associates were commissioned to conduct a market comparison of the existing package of employment conditions, the basic principle being a remuneration which, on balance, corresponds to the median level in a reference group of Dutch

Management aspects

companies. In the case of Océ this is known as reference group A. Recently Hay Associates indicated that they were changing over to a system of company categories based on levels of functional responsibilities. When establishing the salaries for 2005 and 2006, the Remuneration Committee still applied the classification based on company categories.

The remuneration package is made up of the following components: base salary, variable pay [i.e. short and long term bonus] and pension scheme. For Dutch members of the Board of Executive Directors the Dutch labour market is taken as a basis and for non-Dutch members the market conditions of the relevant country. The company considers variable pay to be a substantial part of the total package. The performance criteria to which short term and long term bonus are linked, are focused on value creation and on increasing shareholder value over the short and longer term respectively.

The remuneration package of the members of the Board of Executive Directors is structured as follows:

•	Base salary

The level is at the median of the above mentioned reference group of comparable companies.

•	Variable pay

Short term bonus With effect from 2005 the bonus scheme has been linked solely to financial performance criteria, i.e. net income and ROA. The maximum level of the bonus that can be earned has been fixed at 50% of base salary. The extent to which the set targets have been achieved is partly determined on the basis of the annual financial statements as verified by the external auditor.

Long term bonus With effect from 2005 the annual Stock Option Plan has been replaced by a Share Plan that is linked to performance criteria. These are focused in full on creating shareholder value, i.e. share price gains plus dividend. Each year a three year cycle will start, whilst performances will be measured at the end of each period by comparison with the following peer group of European technology companies that have a comparable business model: Agfa, Akzo Nobel, ASML, ASMI, DSM, Heidelberger Druck, Infineon, Philips and Stork. The position that Océ occupies in the peer group will in each case determine the number of shares awarded.

The shares awarded at the end of a three year cycle are required to be retained for a further period of at least two years, which means that the total period from the moment of grant until the time when the shares become freely available to the Executive Directors complies with the five year criterion set in best practice provision II .2.3.

For an overview of the individual remuneration of the members of the Board of Executive Directors see page 92 of the annual report. As at the end of the 2005 financial year the members of the Board of Executive Directors held no ordinary shares in Océ and, apart from the options they would be eligible to receive under the Stock Option Plan and conditionally granted shares under the Share Plan, no rights to options listed on the Euronext Options Exchange.

Pension scheme With effect from January 1, 2003 the pension scheme for the Dutch members of the Board of Executive Directors, which was based on a defined benefit system, was modified. It was replaced by a combination of a defined benefit system, which offers a maximum pension salary of € 243,938 and a defined contribution system for the salary in excess of that amount, which means that the company no longer has any back service liabilities. For non-Dutch members of the Board of Executive Directors the pension system of the relevant country will be applicable.

An overview of the accrued pension entitlements and the related financing costs is shown on page 92.

For members of the Board of Executive Directors the contractual retirement age is 62 years and for the chairman 60 years.

Management aspects

Severance pay As regards payments in the event of involuntary dismissal the policy that Océ has applied to date is to pay an amount of compensation that is reasonable on the grounds of the contractual situation, social developments and jurisprudence. For such time as no change takes place in the statutory regulation of the employment conditions for executive directors Océ also intends to continue applying this policy in future. This means a departure from best practice provision II.2.7.

Supervisory Board

The Board of Supervisory Directors currently comprises six members who are appointed in the same way as the members of the Board of Executive Directors. The Supervisory Board supervises the policy of the Board of Executive Directors and the course of business in the company and the activities relating thereto. The Supervisory Board is supplied in good time by the Board of Executive Directors with all the information that it requires for the performance of its task.

The Supervisory Directors appoint one of their members as chairman.

Best practice provision III.3.4 has not been complied with as regards one supervisory director. He holds four supervisory directorships with Dutch publicly listed companies, two of which are as chairman of the Supervisory Board.

Profile of the Supervisory Board In consultation with the Board of Executive Directors, the Supervisory Board has drawn up the following profile for its own composition:

The Board consists of at least three and at most eight members. The members should operate independently of and critically with regard to each other, based on a good relationship of mutual trust. They should be experienced in the management of an international, publicly listed company and the members should have sufficient time available to fulfil the function of Supervisory Director. In order to ensure continuity a spread in ages is aimed at.

Endeavours are made to ensure a broad representation of know-how and experience in one or more of the disciplines or areas that are relevant to Océ. In particular, these are: R&D, the production of advanced machines and materials, international marketing of high value products and services, the environment, finance, government policy, human resources and social policy.

This outline profile is periodically evaluated and adapted where necessary. In doing so, the factors that are taken into account include developments in the nature and the size of the company and its business activities, the degree of internationalisation, and the extent of the specific risks over the medium and long term.

Supervisory Board committees In practice the following committees operate at Océ:

Selection and Nomination Committee This selects and nominates candidates for appointment as a member of the Board of Executive Directors and as members of the Supervisory Board. At periodic intervals this committee also assesses the functioning of individual supervisory directors and executive directors.

This committee consists of Mr. J.L. Brentjens, chairman, Mr. F.J. de Wit and Mr. J.V.H. Pennings and, as an advisory member, the chairman of the Board of Executive Directors supported by the director Corporate Personnel & Organisation.

Remuneration Committee This committee advises the Supervisory Board on matters relating to the remuneration of the members of the Board of Executive Directors, draws up the remuneration report as referred to in best practice provision II.2.9 of the Dutch Code and monitors and evaluates the remuneration policy for the Océ Group. It consists of Mr. F.J. de Wit, chairman, Mr. J.L. Brentjens and Mr. J.V.H. Pennings. It is supported and assisted in its work by the chairman of the Board of Executive Directors and by the director Corporate Personnel & Organisation. Decisions on the level of remuneration, including the Océ Share Plan and the granting of shares, fall within the competencies of the entire Board of Supervisory Directors.

Management aspects

Audit Committee This committee has a supervisory task as regards monitoring the integrity of the company’s financial reporting and as regards risk management. The committee was formally established in October 2002 and has its own charter which complies with the requirements set by both the Dutch Code and the Sarbanes-Oxley Act in the USA. The members of this committee are Mr. M. Arentsen, chairman and financial specialist, Mr. P. Bouw and Mr. F.J. de Wit.

The role and powers of these committees are further defined in regulations for these committees which have been posted on the Océ website.

Remuneration of the Supervisory Board In 1998 the General Meeting of Shareholders fixed the remuneration of the Supervisory Board at € 40,840 for its chairman and € 27,227 for its members.

The remuneration for any financial year is automatically increased if the Dutch CBS Price Index figure for household consumption in September of the preceding year is at least 10% higher than the index figure that was last used as a criterion. This increase corresponds to the percentage increase in the most recently published index figure.

In 2005 the remuneration amounted to € 46,355 for the chairman and € 30,903 for the members.

For the 2005 financial year the total remuneration of the present and former members of the Supervisory Board amounted to € 221,145 [2004: € 222,281]. As at the end of the financial year the members of the Supervisory Board held 2,969 ordinary Océ shares [2004: 2,969] and held no rights arising from options listed on the Euronext Options Exchange.

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Management aspects

General Meeting of Shareholders

A General Meeting of Shareholders is held each year.

Other meetings of shareholders may be held at the request of the Board of Executive Directors, the chairman of the Supervisory Board or two Supervisory Directors.

Shareholders who represent at least 10% of the company’s issued capital may also convene a meeting.

The agenda for the meeting is drawn up by the party that convenes the meeting. Shareholders who individually or jointly represent 1% or a value of € 50 million of the issued capital may submit proposals up to thirty days prior to the meeting. All shares carry a voting right pro rata to their nominal value.

Resolutions are adopted by an absolute majority of votes, except in those cases where a qualified majority is prescribed by law or in the company’s Articles of Association.

Capital and shares The company’s authorised capital consists of ordinary shares, priority shares and preference shares. For details of the composition of the authorised capital and an explanation of the various classes of shares in issue, see page 121 of this annual report.

In best practice provision IV.1.1 it is proposed that the right of the priority shareholder to draw up a binding nomination for the appointment of executive directors and supervisory directors should be limited. Océ provisionally wishes to maintain the current situation.

The right to draw up a binding nomination forms an important element in the Corporate Governance of Océ as this has existed for almost 47 years since the transition from a closed family business to an open, publicly listed company. This construction has enabled Océ to grow to become the technology company it is today. This development was not disrupted by hostile actions, i.e. actions on which no agreement has been reached with the Board of Executive Directors and the Supervisory Board. When considering whether application of a best practice provision is in the interests of the company, the consequences that this might have for the specific business climate of Océ should also be taken into account.

Océ can only operate optimally in a market in which a level playing field exists between the stakeholders. The stakeholders come from various jurisdictions, such as the European Union, where the absence of a level playing field in the area of anti-takeover measures became clear during the discussions on the introduction of the 13th Directive. In addition, they come from the United States, Central Europe and the Far East. Companies from these countries, too, generally have effective means of protecting themselves against hostile bids.

In order to continue operating in this market, Océ wants to maintain its protective structure, which was built up carefully in the past and with the approval of shareholders, so that the interests of all stakeholders can be scrupulously kept in balance. In December 2005 a draft bill was submitted to the Dutch parliament to bring legislation into line with the 13th Directive on public takeover bids.

Management aspects

This draft bill contains more detailed provisions on the use of anti-takeover measures.

Pending the definitive regulations, which are expected shortly, we do not propose at the moment to make any changes in the existing protective measures.

Unlisted depositary receipts for financing preference shares form part of Océ’s capital. Upon the introduction of these shares careful attention was paid to the matter of the dilution of voting rights as compared to those of ordinary shares. In connection with this it was decided at the time to opt for the issue of depositary receipts [certification] and to structure the composition of the board of the Trust Office in such a way that one director is appointed by the meeting of the holders of depositary receipts, one by the Board of Executive Directors of the company, and three by the General Meeting of Shareholders.

The issue of financing preference shares is limited to a maximum of 20% of the issued share capital, which means that the construction does not operate as a protective measure, but that it does comply with principle IV.2 of the Dutch Code which states that the certification of shares is a means of preventing a [chance] minority of shareholders from bringing too much influence to bear on the decision making due to absenteeism at the General Meeting of Shareholders.

This tailor-made construction was introduced at the time with the approval of the shareholders’ meeting and was in line with the corporate governance recommendations that were applicable until 2004. Consultation has been held with the holders of depositary receipts for these financing preference shares and also with the Trust Office on the application of best practice provisions IV.1.2 [voting right on the basis of fair capital contribution] and IV.2.1 to IV.2.8 [composition of the Trust Office and the granting of voting proxies to holders of depositary receipts]. This consultation resulted in approval for maintaining the existing arrangements.

Another aspect that plays a role in the case of the financing preference shares is the introduction of IFRS, as a result of which the capital contribution made via these shares is classed as borrowings. This is at odds with the legal status of share capital and with its related risk profile. Talks were initiated last year with the holders of depositary receipts to find an acceptable solution for this problem and this subject is expected to be put on the agenda for the shareholders’ meeting on April 20, 2006. More detailed written explanatory comments will then be published in the agenda for that meeting.

Record date Since December 1999 legislation in the Netherlands has permitted the use of a record date, which has considerably reduced the period during which shareholders do not have their shares at their disposal because they have to be placed in deposit.

The Board of Executive Directors has been granted authorisation under the Articles of Association to determine a record date on the basis of which shareholders are entitled to attend the General Meeting of Shareholders. The Board of Executive Directors set a record date for the shareholders’ meeting held in 2005 and the Board intends to continue this practice in future.

Management aspects

Dividend policy The dividend policy applied by Océ – as approved by the General Meeting of Shareholders on March 2, 2004 – implies that one third of the net income attributable to holders of ordinary shares is paid out to this category of shareholders.

This policy is based on a situation in which there was a strong growth in working capital [increase in the lease portfolio] in the second half of the 1990s and the beginning of the present century.

Although the investment in lease receivables contributed to the growth in net income, the funds required for this investment had to be financed from net income in order to maintain healthy balance sheet ratios. For this reason the use of net income for dividend payments was very much limited.

Developments within Océ in recent years make it necessary to review the practical implementation of the dividend policy in view of the fact that most of the existing and new leases have been placed with external parties over the past three years. This has resulted in a strong positive free cash flow and thus in a substantial strengthening of the balance sheet ratios.

In proposing a new dividend policy the underlying principle applied by Océ will remain unchanged, namely reliability and consistency in the dividend that is distributed to holders of ordinary shares. A precondition for this is the maintenance of healthy balance sheet ratios which means to us maintaining an [implicit] investment grade rating.

Océ’s objective, within the framework of the above precondition, is to seek to distribute to holders of ordinary shares a constant, but preferably steadily growing dividend, in line with the development in income. The income and/or free cash flow must be more than sufficient to enable the achievement of this objective.

In practice more than one third of the net income attributable to holders of ordinary shares was distributed in the form of dividend in recent years. Now that the proceeds from the sale of the lease portfolio have been productively invested by acquiring Imagistics, an amended dividend policy will be worked out in further detail on the basis of the considerations set out above.

Issuing policy Each year the General Meeting of Shareholders has given its authorisation for the issue of shares and for the limiting or preclusion of the related statutory pre-emptive right.

On April 15, 2005 the General Meeting of Shareholders designated the Board of Executive Directors for a period of eighteen months as the body authorised as from the date of that meeting to resolve on the further issue and the granting of rights to subscribe to ordinary shares and financing preference shares up to a maximum of 10% of the entire share capital outstanding as at April 15, 2005, which percentage will be increased to 20% in the event of mergers or acquisitions, subject to the restriction that, following such issue, the total number of financing preference shares does not exceed 20% of the entire issued capital after such issue.

Investor Relations [IR] policy and communication with shareholders Océ pursues an active IR policy aimed at providing shareholders and other financial stakeholders with regular and extensive information about developments within the company. The CEO and the CFO have primary responsibility for relations with shareholders, other providers of capital, their intermediaries and financial journalists. For more detailed information about Océ’s IR policy see page 129 of the annual report.

Management aspects

Risks and risk management

Océ’s market position and the related risks are determined by the following factors:

Quality of the product portfolio and the ‘pipeline’ of products expected in the years ahead These are dependent to a large extent on the results of the R&D activities and the successful interaction between R&D and the Strategic Business Units. For products that are not developed or manufactured by the company itself good commercial relationships with OEM partners are of great importance.

In recent years Océ’s introductions of new products and services have been very successful and this has clearly been reflected in the development of non-recurring revenues. As regards the ‘product pipeline’: this is regularly discussed in detail with those concerned at the meetings of the Board of Executive Directors.

Competitive product portfolio In addition to having high quality products it is essential that these can be put on the market at a competitive price. This means that the ‘total cost of ownership’ [TCO] must be attractive. Besides ongoing measures to reduce service requirements and costs, minimising the cost price of the products is therefore of crucial importance.

For this reason Océ has transferred some of its Venlo-based manufacturing operations to Central Europe and Asia. At the end of 2005 20% of the manufactured value originated from those regions; at the end of 2006 this will be 50%.

Distributive strength in the countries in which Océ operates Océ has placed emphasis on boosting its distributive strength in recent years. This involves both a qualitative and a quantitative strengthening of our sales force. The acquisition of Imagistics has given a significant positive impetus to an increase in distributive strength in the DDS Strategic Business Unit, especially in the United States.

User interface Much has changed in the way machines are operated. Buttons have been replaced by operating consoles but that change is only the tip of the iceberg. Today, the person operating an Océ machine uses intelligent software that not only indicates the current status and options but also assists in sorting and planning the queued print jobs. In its most highly advanced form an operating console is the key to boosting productivity and efficiency in even the biggest centralised printing environment.

Management aspects

Operational efficiency It is very important that operations are conducted with optimum efficiency which implies that costs need to be kept under control. In 2005 a restructuring of the activities in Europe was initiated which will result in the discontinuation of around 500 jobs. In the United States, too, measures have been taken to increase profitability. In part, these run in parallel with the integration of Imagistics. Specific actions have also been started to optimise activities in the area of ICT, the purchase of non-production items and logistics systems. Besides efficiency and cost reduction measures, the sale of the lease portfolio and the management of working capital require constant attention. These measures are an integral part of the efforts to achieve ‘operational excellence’.

Océ takes the view that in all these areas progress has been achieved in recent years as a result of the company’s policy of active risk management. For an explanation of the system of internal control see page 77. The measures that have been taken have also had a positive influence on Océ’s market position.

Risk identification and management

Financial risks

Financing As a result of the acquisition of Imagistics, at the end of October 2005, net interest-bearing debt amounted to € 754 million at the end of 2005. As the funds that were released from the sale of the lease portfolio were used to pay off outstanding debt, the acquisition was financed by bridging loans; the definitive financing arrangements will be finalised during the coming months.

It is very important that the cash flow before financing activities [free cash flow] will be maximised.

This means not only optimisation of operations but also the full realisation of the synergies expected to result from the Imagistics acquisition. Achieving this is a top priority.

The free cash flow will be maximised via a good development of income and careful management of working capital. The motto for Océ is: ‘cash is crucial’, and as from 2006 this has been explicitly included in the targets of all operating units.

The emphasis on a healthy cash flow, and thus on the development of all its components, has the full attention of Océ management.

Foreign exchange and interest risks Océ achieves about one third of its revenues [following the acquisition of Imagistics] within the Euro-zone and two thirds outside it. Competing suppliers of relevance for Océ are mainly based in the United States and Japan. The prices that Océ charges its customers for products and services are denominated in the customers’ local currency and as many of the related costs as possible are also incurred in that currency. Since manufacture and development of new products mainly takes place in the Euro-zone, a foreign exchange risk arises in respect of the flows of goods from the Euro-zone to countries outside it. The relocation of part of the manufacturing activities to the Far East will reduce the net level of the foreign exchange exposure since these goods will be paid for in US dollars.

At Océ, net cash flows in currencies other than euro, which are known as transaction exposures, are the subject of an active foreign exchange management policy which is implemented in close consultation with the Board of Executive Directors.

Management aspects

For many years the company has consistently applied a policy of managing the twelve months position of the US dollar and the pound sterling on a roll over basis, with hedging being applied up to a maximum of 80% of the net transaction exposure. At the balance sheet date the contract value of forward foreign exchange contracts was € 237 million. The policy that is pursued therefore provides cover for the transaction risk over the coming 12 months. However, if the euro remains strong for a prolonged period, this will have a negative effect on Océ’s results in view of the limitation of the period during which hedging takes place.

Currency translation exposures are not hedged, neither for local income nor for equity positions outside the Euro-zone. This risk is regarded as an inherent part of doing business as a multinational company. In view of the increase in the United States operations, the equity position in US dollars will also increase in future and therefore bring an increased risk of translation exposures.

Interest risks relate to the possible mismatch in exposures to fixed interest rates. Fixed interest revenues are generated by lease and rental contracts, whilst fixed interest charges arise from the financing of these contracts. The extent to which this risk is hedged depends upon the risk profile decided upon. Océ hedges these fixed interest revenues for at least 60% via fixed interest loans.

Because of the outsourcing of the lease activities the interest rate risk [mismatch in fixed interest exposures] has been significantly reduced. As regards the facilities that are not used for financing leases a careful choice is made between fixed and variable interest on the basis of interest rate expectations and developments. In such cases risk-averse action always has top priority.

International Financial Reporting Standards [IFRS]

For financial years commencing on or after January 1, 2005 all European publicly listed companies have to report on the basis of International Financial Reporting Standards [IFRS]. Océ will therefore draw up its quarterly reports and its annual financial statements on the basis of IFRS as from the 2006 financial year.

On October 31, 2005 Océ published details of the provisional pro forma effects of the conversion from Dutch accounting principles [Dutch GAAP] to IFRS. This relates to the financial information as from December 1, 2004 [the IFRS transition date applicable for Océ] and for the three subsequent quarters of the 2005 financial year ending on August 31, 2005.

The IFRS accounting standards for financial instruments will be applied for the first time as from December 1, 2005. This has consequences in particular for the financing preference shares and the minority interest item. Under Dutch GAAP these are classified as equity capital, and under IFRS as debt. Océ is currently holding negotiations about a change in the conditions attaching to these financial instruments and this may lead to them being classified as equity. Up to and including the third quarter of the 2005 financial year net income under IFRS is € 0.1 million higher than under Dutch GAAP.

Future results under IFRS may become more volatile due to value changes in assets and liabilities which will be included at fair value and because of the change over from systematic amortisation of capitalised goodwill [supplemented by impairment testing] to a system involving solely impairment testing.

Group equity on the basis of IFRS was reduced on December 1, 2004 by € 69 million as a result of a change in the valuation of pension obligations [€ 65 million] and option plans [€ 4 million].

In March 2006, for the purposes of comparison, Océ will announce the IFRS-based pro forma financial information for the full 2005 financial year [ending on November 30, 2005]. This will also include the application of the IFRS standards for financial instruments with effect from December 1, 2005.

Management aspects

Market risks

Importance of revenues growth The Océ business model is founded on a direct sales and service organisation operating in tandem with strong R&D activities. Thanks to continual coordination and interaction between these two activities, customer developments and customer requirements can be promptly and effectively converted into actions for both the short and the long term. This results in optimum interaction with the customer and creates stronger customer loyalty. This combination is an important element of Océ’s strategic strength. However, this business model also means that fixed costs and overheads – especially personnel costs – are relatively high.

Operational efficiency and, of course, frequent cost control measures are needed in order to limit the growth in fixed costs and various examples of this are discussed in this annual report. It is important that the growth in the income contribution arising from the sales of goods and services has to be bigger than the increase in [fixed] costs. This will be achieved by means of profitable revenues growth. The acquisition of Imagistics will make a substantial contribution to this growth and to higher results for the Group.

Apart from growth through acquisitions, organic growth is also important. The annual report for 2004 dealt in detail with the concepts of ‘non-recurring’ revenues and ‘recurring’ revenues and the relationship between the two, in which recurring revenues [from services, materials, rentals, interest and business services] follow on after some time from non-recurring revenues [sales of machines, software and professional services].

The change in this relationship within DDS was also analysed. It was stated that the renewed product portfolio in DDS and the anticipated growth in sales of printing systems were expected to lead to a growth in the population of digital machines and in printing volumes. As a consequence it was expected that the trend in recurring revenues [and therefore organic growth] would be turned around in a positive direction in 2005 and this is exactly what happened.

Excluding lease effects and the acquisition of Imagistics, total non-recurring revenues increased on an organic basis by 10.5% [2004: 7.0%], whilst recurring revenues decreased by 1.1% [2004: –2.7%]. In the fourth quarter recurring revenues increased by 1.4%. For 2006 the recovery in recurring revenues will continue. We expect that, besides growth through acquisition, 2006 will bring the positive organic growth in revenues that is needed to achieve our financial objectives.

Acquisition and integration of Imagistics

The acquisition of Imagistics offers a unique opportunity for a substantial boosting of our distributive strength [sales and service], particularly in the corporate segment in the United States. Océ and Imagistics are a perfect fit and the combination offers prospects of considerable cost and sales synergies. It is essential, however, that the integration is implemented quickly and effectively so that the potential synergy effects can be realised over the short term. Achieving these synergies is of great importance, partly because the acquisition has given rise to higher interest costs [2006: approximately US dollar 40 million] and also because of the substantial considerations paid for goodwill and intangible assets. Amortisation of the latter type of assets will amount to around US dollar 20 million in 2006. A risk will arise if the integration process is delayed.

As a result of the acquisition, the market risk of Océ has been increased due to its greater exposure in the office market, the most competitive market segment. As against this risk, however, there are the synergy benefits of the combination which amply outweigh the increased risk.

The integration of Imagistics is proceeding according to plan and there is no reason to assume that the synergies will not be realised.

Management aspects

Océ’s size With annual net revenues [after the acquisition of Imagistics] of more than € 3 billion, Océ is a relatively small player in the sectors in which the company is active. Given these circumstances, acquiring and maintaining a profitable position depends entirely on the company’s ability to build up a loyal circle of customers on the basis of quality, reliability and total cost of ownership. Océ succeeds in this by focusing strongly on professional market segments in which productivity, print quality and user friendliness are of primary importance. Océ maintains its position by explicitly aiming to be one of the top-three companies in specific niches, and for around 40% of its sales Océ has already achieved such a position.

This implies a constant interaction between R&D and sales and services so as to respond to the current and future wishes of customers and to translate these into competitive products. Another important aspect is the ability to make an accurate estimate of developments in competitor companies.

Lastly, it is very important to work together with reliable and long term partners. Partners supply modules and components that comply with Océ’s exact specifications while Océ itself concentrates on the manufacture of strategic components. Partners are also important for the outsourcing of manufacturing. In 2006 some 50% of the production value of the factories in Venlo will have been outsourced.

Although a risk is involved in having a relatively limited size as compared to competitors, Océ is able to maintain and expand its position because of the strategic actions described above and because of the business model it has chosen.

Productivity Printing highly detailed drawings accurately on big surfaces is a technical tour de force. Doing the same in colour is top class technology. At breakneck speed the cartridges spray their fine mist onto paper with micron level clarity. Not fast enough, said Océ’s technicians, knowing that what customers want is productivity. The Océ TCS400 and TCS500 bring the answer: dual cartridges, working together accurately in tandem to produce a double performance in one pass. A seemingly simple solution, but one whose excellence is proved by the many patents taken out for it.

Management aspects

Leasing Since 2003 Océ has been busy selling or outsourcing its extensive lease portfolio. Outsourcing has been implemented by placing new lease contracts with third parties and by selling the existing portfolio on a non recourse basis. In the United States this is taking place via a captive lease company, Océ Financial Services, Inc., which handles the administrative work and the collection of accounts receivable on behalf of the funding partners. In Europe and the rest of the world Océ works together with vendor lease partners via a private label concept in which the vendor lease company takes over all the related activities. Leasing and financing continue to form an integral part of Océ’s product offerings.

It has always been Océ’s intention to invest the proceeds from the sale of the leasing activities in profitable core activities. The acquisition of Imagistics meets the requirements set in this respect.

Compared with the stable revenues from leases, however, volatility has now increased and the return achieved on the acquisition will therefore have to be considerably higher than that on the leasing activities. Following the transfer of the lease portfolio the related debtors risk will no longer exist.

Technology

Research & Development [R&D] is one of the critical success factors for the company. Each year Océ spends some 7 to 8% of its revenues on the costs of R&D [2005: €193 million]. As a result of the revenues increase brought to Océ by the acquisition of Imagistics, a relative decrease will take place in the costs that are allocated to R&D if the budget remains unchanged. In absolute terms the level of R&D costs is significantly lower than that of Océ’s main competitors.

It is important that Océ’s R&D activities are focused on products in strategic markets and that the resources invested in R&D are used extremely effectively. Effective alliances with third parties are also of importance.

The Océ product range consists of printers, scanners and software for black and white and colour and for small and wide formats. The machines are also used in various configurations as copying equipment.

In terms of technology the market for black and white printers is highly developed, which means that product development focuses on aspects such as total cost of ownership, operational reliability, environmental friendliness, ease of use and productivity. These are the areas in which Océ can strengthen its competitive position. For the future the rapidly increasing colour applications are particularly important and emphasis is therefore being placed on broadening the colour range. Océ supplemented its range in 2004 and 2005 by adding a number of important product families which have considerably strengthened the company’s position in the colour segment in both small and wide formats. In the high volume production printing segment Océ now also holds a prominent position in colour. As before, the challenge for Océ’s R&D lies in further improving the time to market, optimising the machines for use in specific market segments, reducing the cost price and expanding the range of software for advanced applications.

Health, safety and the environment

Océ sets the highest standards for the safety and environmental aspects of its products. Before a product is given clearance for manufacture and sale it must amply comply with the internationally applicable safety and environmental requirements. The safety and environmental risks during the production of machines and materials are limited in their size and nature and the company regularly conducts risk assessments and evaluations aimed at identifying possible risks and taking appropriate measures in good time. The health and safety of Océ’s employees and its customers take priority at all times. The company’s sustainability report, which was published in 2005, deals in more detail with how the risks with regard to health, safety and the environment are minimised.

Management aspects

Internal management and control system

The Board of Executive Directors is responsible for the establishment and proper functioning of Océ’s system of internal controls and risk management. Risk management focuses on identifying and controlling risks that are related to the company’s operational and financial objectives and on putting measures in place to ensure that these risks are effectively managed. To provide the best possible assurance with regard to the integrity of the financial reporting system and the procedures that it is based on, Océ applies the following internal control framework:

Océ policy principles The Océ policy principles are periodically reviewed and, if necessary, amended. They provide a high level indication of the objectives of the Océ Group, how these have to be achieved and the ethical criteria that should be complied with. All Océ employees are obliged to adhere to these principles.

Ethical code for senior financial officers This code, which is addressed to all members of the Board of Executive Directors and to all senior financial executives within the Océ Group, was drawn up in 2003. It is more detailed than the Océ policy principles and focuses mainly on financial processes and financial reporting.

Information Manual [IM] The IM contains a detailed description of the guidelines for management reporting and external financial reporting. The guidelines set out in the IM for external financial reporting are based on generally accepted accounting principles in the Netherlands [Dutch GAAP]. As from the 2004 financial year these have been supplemented by IFRS guidelines [non conflicting standards] to the extent that the latter do not run counter to Dutch GAAP. With effect from the 2006 financial year Océ will report fully on the basis of IFRS.

Because the company is listed at NASDAQ in the United States, a 20-F statement drawn up in accordance with US GAAP is filed each year. The IM therefore also incorporates the relevant accounting standards under US GAAP.

Strategic Plans These are drawn up for all parts of the Océ organisation [operational and non operational] and converted into budgets which are evaluated in detail on a monthly basis by the Strategic Business Units and by the Board of Executive Directors, after which they are compared with the results actually achieved.

Internal and external audits Within the framework of control mechanisms and assurance processes an audit plan is drawn up each year by both the external auditors and the internal audit department. The internal audit plan is focused on the most important business processes and the related risks; the audits cover internal financial reporting and the existence and proper functioning of operational policy and procedures. The external auditor carries out the activities involved in the issue of an audit opinion on the annual financial statements and concentrates on the financial reporting and also takes into consideration the systems that are intended to ensure reliable reporting. Together, the activities of the internal and external auditors represent a very important evaluation of the internal control framework. The internal auditor makes a formal report on the effectiveness of the internal control framework. The external auditor reports on matters relating to the internal control measures to the extent that these have been identified during the auditing of the annual financial statements. The findings of the internal auditors as well as the observations made by the external auditors are discussed in the central and local Audit Committees.

Management aspects

Audit Committee [AC] The AC consists of three members of the Supervisory Board and its task is to ensure independent monitoring of the risk management process on the basis of the supervisory role fulfilled by the Supervisory Board. The AC focuses on the quality of internal and external reporting, on the effectiveness of internal controls with regard to both manual and computerised processes, and on the functioning of the external and internal auditors. The AC holds at least four meetings a year and the responsible financial officers and the external and internal auditors are generally invited to attend these meetings. The AC also holds periodic consultations with the external auditor at which Océ officers are not present.

Internal Audit Committee [IAC] The Internal Audit Committee consists of the Board of Executive Directors together with the operational directors, the Secretary of the Company, the Group Controller and the Group Internal Auditor.

Normally the external auditors are also invited to join the meetings of the IAC. The IAC focuses in detail on the structure of the internal control framework, on how it functions and on the follow up to any material observations that result from audits. This committee also discusses specific accounting issues and monitors progress towards implementation of the Sarbanes-Oxley Act and the IFRS accounting standards. In view of the size of the operations in the United States an Internal Controls Committee [ICC] has been set up there as an extension of the IAC. The members of the IAC are the CEO and CFO of Océ-USA Holding, Inc. as well as the Presidents of the main US operations, the General Counsel and the Internal Audit Director in the United States, plus the CFO of Océ [who also chairs the ICC].

Disclosure Committee [DC] The DC consists of the Group Controller [chairman], representatives of all operational and non operational parts of Océ, the Secretary of the Company and the Chief Information Officer [CIO] of Océ, the Group Internal Auditor, the Investor Relations Manager and the head of the Group Consolidation department.

The DC advises Océ’s CEO and CFO on the quality of the internal controls and the financial reporting. The process that precedes this involves in depth scrutiny and is also discussed in the Audit Committee [see above].

Besides section 403 of the Sarbanes-Oxley Act the DC also oversees the implementation of Section 404 which relates to the quality of financial reporting and the processes on which it is based.

Letter of Representation [LOR] All Managing Directors and Controllers of Group companies as well as all officers who report directly to the CFO of Océ sign a detailed declaration every quarter with regard to financial reporting, internal controls and ethical principles. Any observations made in the LORs are reported to and discussed by the Board of Executive Directors and the Audit Committee.

Whistleblowing Procedure This was formally approved by the Audit Committee in 2004. In the first quarter of 2005 this procedure was introduced in the United States and a start was made on its implementation within Océ’s European operations. The procedure serves to ensure that any infringement of the company’s existing policy and procedures can be reported without the person who made the report experiencing any negative consequences as a result. Implementation of the whistleblowing procedure in Océ’s European operations will be completed in 2006.

The above control framework has been evaluated for the past 3 years within Océ as to compliance with the requirements of Sarbanes-Oxley, Section 302. The whistleblowing procedure will be included in this evaluation as from 2006.

Management aspects

Statement relating to the system of internal management and control

The evaluation and certification of the quality of the control framework for financial reporting which we announced would be taking place in 2005 has been postponed for one year by the SEC in the United States for non-US companies that are listed on an American stock exchange. None the less we have fully continued our internal preparations to ensure compliance with the requirements of Section 404 [a] of the Sarbanes-Oxley Act. For this purpose a structured approach to the management of financial reporting procedures has been put in place. This consists of establishing targets, identifying risks, controlling and monitoring the implementation of processes, making management assessments and eliminating any deficiencies that have been found to exist. The management assessments are based on internationally accepted standards for corporate control, including those of COSO [the Committee of Sponsoring Organisations of the Treadway Commission]. This approach has not led to substantial changes in the system of internal controls, but it has resulted in the elimination of certain deficiencies that were identified.

Based on the results of this approach to date, after consulting the Audit Committee and the Supervisory Board, we are of the opinion that the system applied for the internal control of the processes that form the basis for financial reporting for the 2005 financial year is effective and complies with best practice provision II.1.4. of the Dutch Corporate Governance Code [the ‘Dutch Code’]. Though the internal control system does not provide absolute certainty, it does provide a reasonable degree of assurance that no material inaccuracies in the financial reporting, losses or fraud have occurred. We take the view that the internal control system functioned effectively over the past year. There are no indications that the risk management and control systems will not function effectively in 2006.

However, as regards business processes and the related strategic and operational risks, as well as compliance with all legislation and regulations applicable to Océ N.V. as referred to in the Dutch Code, it is not possible to declare that the control system applied to these is completely effective because the Dutch Code does not provide clear assessment criteria for this. None the less, in order to comply with the Dutch Code, the risk management and control system has now become more extensive and its functioning has become more operational. Identification and management of risks is now an ongoing process within the company and as a result these systems will become increasingly more effective.

Now that Océ N.V. is implementing further procedures to document and periodically evaluate the adequacy and effectiveness of its internal controls for financial reporting processes, a number of areas of attention in which structured improvements will be achieved were identified in 2005. We refer to:

•	the clarity and evaluation of the general principles for control of Océ operating companies [‘entity level controls’];

•	the structure and implementation rules on powers of representation and separations between functions;

•	the access rights to computerised systems.

Venlo, January 27, 2006

The Board of Executive Directors

R.L. van Iperen, chairman

J. van den Belt

J.F. Dix

Annual Financial Statements

Consolidated Statement of Operations

	The figures [ ] refer to the notes	2005	2004	x € 1,000
Total revenues [1]		2,677,275	2,652,453
	Cost price	1,605,442	1,549,058

Gross margin		1,071,833	1,103,395
	Selling expenses	616,938	614,969
	Research and development expenses [2]	195,614	208,105
	General and administrative expenses	148,602	162,044
	Impairment [3]	562	7,888

		961,716	993,006

Operating income		110,117	110,389
	Financial expenses [net] [4]	17,813	18,089

Income before income taxes, equity in income of unconsolidated companies and minority interest		92,304	92,300
	Income taxes [5]	11,752	12,196

Income before equity in income of unconsolidated companies and minority interest		80,552	80,104
	Equity in income of minority interests	580	507

Income before minority interest		81,132	80,611
	Minority interest in net income of subsidiaries	2,294	2,535

Net income		78,838	78,076

Earnings per share [6]	Net income per ordinary share	0.92	0.89	euro
	Diluted net income per ordinary share	0.91	0.88

Consolidated Balance Sheet November 30

Before net income appropriation	Assets	2005	2004	x € 1,000
Intangible fixed assets [7]		550,039	37,207
Tangible fixed assets	Property, plant and equipment [8]	455,080	423,490
	Rental equipment [9]	123,719	57,891

		578,799	481,381
Financial fixed assets	Minority interests in associates [10]	1,563	1,553
	Finance lease [11] ?	210,107	230,962
	Other long term financial assets [12]	118,060	126,654

		329,730	359,169

Current assets	Inventories [13]	363,523	317,335
	Accounts receivable [14]	830,857	707,910
	Prepaid expenses	23,813	17,025
	Cash and cash equivalents [15]	142,699	313,060

		1,360,892	1,355,330

Total		2,819,460	2,233,087

Consolidated Balance Sheet November 30

	Liabilities	2005	2004	x € 1,000
Group equity	Ordinary shares [16]	43,637	43,634
	Priority shares [17]	2	2
	Financing preference shares [18]	10,000	10,000
	Paid-in capital [19]	511,485	511,445
	Legal reserve [20]	2,255	2,441
	Translation differences [21]	–103,760	–140,391
	Other reserves [22]	238,375	208,863
	Net income	78,838	78,076

	Total shareholders’ equity	780,832	714,070

	Minority interest [23]	37,406	38,209

		818,238	752,279

Long term liabilities [provisions] [24]		512,944	515,977

Long term debt [25]		227,112	438,409

Current liabilities	Short term debt [26]	669,216	42,842
	Other liabilities [27]	285,592	219,066
	Accrued liabilities [28]	250,120	219,359
	Deferred income	56,238	45,155

		1,261,166	526,422

Total		2,819,460	2,233,087

Consolidated Statement of Cash Flow

		2005	2004	x € 1,000
Cash flow from operating activities	Net income	78,838	78,076
	Adjustments for:
	Depreciation	145,606	147,626
	Impairment	562	7,888
	Installed in rental equipment	–113,015	–116,797
	Divestments in rental equipment	64,134	77,268
	Movements in finance lease	6,068	74,337
	Non-distributed equity in income of minority interests	–66	–402
	Result minority interest	2,294	2,535
	Long term liabilities [provisions]	–30,357	-104,640
	Provisions for finance lease, inventories and trade accounts receivable	21,307	42,470
	Trade accounts receivable and other receivables	–21,144	30,938
	Inventories	15,724	–63,003
	Trade accounts payable	44,848	1,806
	Net change in other working capital accounts*	–50,813	–41,329

Cash flow from operating activities		163,986	136,773

Cash flow from investing activities	Capital expenditure:
	Intangible fixed assets	–14,722	–9,354
	Property, plant and equipment	–96,479	–86,738
	Other long term financial assets	1,340	3,340
	Divestments:
	Intangible fixed assets	38	—
	Property, plant and equipment	10,964	12,910
	Disposal of minority interests	—	1,305
	Sale finance lease portfolio	65,610	312,254
	Acquisitions [net of cash]	–638,229	—

Cash flow from investing activities		–671,478	233,717

* See page 83 for the specification of net change in other working capital accounts.

Consolidated Statement of Cash Flow

		2005	2004	x € 1,000
Cash flow from financing activities	Long term debt:
	Proceeds from long term debt	18,104	141,476
	Repayment of long term debt	–240,337	–76,524
	Borrowings and current portion of long term debts	615,487	–124,822
	Movement repurchased shares Option Plan	1,662	1,074
	Dividend	–51,855	–51,971
	Minority interest	–3,092	–3,099

Cash flow from financing activities		339,969	–113,866
	Translation differences	–2,838	727

Changes in cash and cash equivalents		–170,361	257,351

Cash and cash equivalents at start of financial year		313,060	55,709

Cash and cash equivalents at end of financial year		142,699	313,060

Specification of net change in other working capital accounts:	2005	2004	x € 1,000
Prepaid expenses	–2,924	6,360
Income taxes	–25,206	–31,173
Other taxes and social security payable	–3,898	1,823
Pension liabilities	534	–586
Other liabilities	4,621	–8,665
Accrued liabilities	–18,777	–9,764
Deferred income	–5,163	676

Balance	–50,813	–41,329

Summary of Significant Accounting Principles

Introduction

The following summary of significant accounting principles is intended as a guide in interpreting the financial statements. There has been no change in the accounting principles as compared to the previous financial year.

The Group’s financial year commences on December 1 and closes on November 30 of the subsequent year.

Principles of consolidation

The consolidated financial statements comprise the financial data for Océ N.V. and its Group companies. The financial data of Group companies are consolidated in full; the minority interest is stated separately. A company is considered to be a Group company if Océ directly or indirectly holds a majority controlling interest in it. As from the date of control the financial position of the relevant company is included in the consolidation.

The financial data of the relevant company are included in the consolidation as from the date on which this criterion is met.

Acquisitions of group companies are included on the basis of the ‘purchase accounting’ method. The cost of acquisition is shown as the actual amount or its equivalent that has been agreed upon for the acquisition of the acquired party, plus the costs that can be allocated direct to the acquisition. In those cases in which the acquisition value exceeds the balance of the fair value of the acquired assets and liabilities, the goodwill has been capitalised with effect from December 1, 2000. Prior to that date goodwill was charged directly to shareholders’ equity. The group companies are listed on pages 127 and 128 of this report.

The principal changes in Océ Group companies during the past financial year are the following: On October 31, 2005 Océ acquired 100% of the shares in Imagistics International Inc. and thus obtained full control. Imagistics International Inc. is a sales and service organisation in the area of printing and document management with operations in the United States, Canada and the United Kingdom. The total purchase consideration amounts to € 638 million. The fair values indentified upon aquisition are provisional and may still be subject to change. Changes in fair values will be shown as an adjustment to the initial identified goodwill within one year after acquisition date.

Summary of Significant Accounting Principles

The acquisition of Imagistics International Inc. had the following effect on the assets and liabilities of Océ:	Fair value	x € 1,000
Goodwill	351,412
Software	21,817
Customer base	90,819
Trade marks and other	39,552
Tangible fixed assets	77,185
Financial fixed assets	479
Inventories	66,220
Accounts receivable	102,575
Prepaid expenses	2,558
Provisions	–35,896
Current liabilities	–78,492

Total purchase consideration	638,229

The goodwill arising from the acquisition of Imagistics International Inc. mainly relates to the anticipated operational synergy effects and to the acquired personnel.

Balance sheet items of Group companies are translated into euro. As the opening shareholders’ equity and movements in equity during the year are recalculated on the basis of the closing exchange rate at the end of the reporting period, differences arise as compared to the calculation based on the exchange rate used for the previous period. These differences are charged to or added to Shareholders’ equity under ‘Translation differences’.

Items in the Statements of Operations of Group companies are translated into euro at the average exchange rate during the reporting period. The result calculated on the basis of the average exchange rate differs from that calculated on the basis of the closing exchange rate for the period. This difference is debited or credited direct to Shareholders’ equity under ‘Translation differences’.

Unrealised gains on transactions between Group companies are eliminated. Unrealised losses are eliminated unless it is clear that no margin will be realised on inventories that have been transferred.

When drawing up the annual financial statements the management is required to make assumptions and estimates. In doing so, the management takes past experiences as its basis, whilst making the best possible assessment of future developments.

Consolidated Statement of Operations

Foreign currencies Transactions denominated in foreign currencies are included at the exchange rate applicable at the moment when the transactions take place.

Total revenues Revenues comprise the proceeds from the sale of goods and services to third parties excluding the taxes levied on revenues and discounts granted. Revenues are recognised as follows:

Machines Revenues are recognised after delivery and installation on the customer’s premises. If a sales contract contains an acceptance clause, the customer should have confirmed acceptance. If the customer has been offered financing by Océ in the form of a finance lease arrangement that can be classed as a sales transaction, then the finance lease receivables are likewise recognised after acceptance, with allowance being made for

Summary of Significant Accounting Principles

the unrealised interest and the residual value of the machines. Unrealised interest is shown as ‘Interest from finance lease’ for the duration of the lease with a fixed periodic interest rate on the net investment.

When machines are sold to a distributor the revenues are accounted for at the moment of transfer.

Proceeds from the rental of machines are included in revenues on a straight-line basis over the period of the lease.

Service Service proceeds are mostly obtained from maintenance contracts that have been concluded for the machines sold and rented out and are recognised pro rata over the period of the contract. If service contracts have been invoiced in advance, these amounts are included in the balance sheet under ‘Deferred income’.

Supplies Revenues are recognised at the moment of delivery.

Costs Consumption of raw materials and other cost items are included on the basis of historical costs. Depreciation on fixed production assets is charged at a fixed percentage of the acquisition value of the relevant asset. Depreciation of rental equipment amounts to a fixed percentage of the all-in manufacturing costs plus the costs of ensuring that the equipment can operate effectively on the customer’s premises. Government contributions to operating costs are deducted directly from these costs.

Rental expenditure in respect of property, plant and equipment, in which the risks and rewards of ownership of the property, plant and equipment are retained are almost entirely borne by the lessor, is recognised as costs on a straight-line basis over the period of the lease.

Research and development expenses Research costs are charged directly to the Statement of Operations. Product development costs are activated if they comply with the relevant criteria, as described under intangible fixed assets.

Development credits and subsidies Development credits received from the government are subject to a contingent repayment liability. This contingent liability, to which a contractual mark-up is applied each year, is not included in the balance sheet. According as the relevant projects prove successful, the liability ceases to be contingent and a real liability arises which is included in the balance sheet.

Financial expenses [net] Besides interest received and interest paid, expenses relating to the raising of loan capital are also included here. The effect of interest rate instruments is also shown under this heading.

Income tax This is calculated on the commercial results on the basis of the tax rates applicable in the various countries. This method implies that provisions are made for deferred income taxes. The entitlement to loss compensation is taken into consideration in so far as there is a reasonable expectation that it can be realised. Allowance is made for non-offsettable dividend withholding tax at the moment of dividend distribution by an affiliated company.

Earnings per share Earnings per ordinary share are calculated by dividing the net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. In making this calculation the ordinary shares bought in by the company are deducted from the number of ordinary shares outstanding.

The calculation of the diluted earnings per share is based on the weighted average number of ordinary shares outstanding plus the potential increase as a result of conversion and outstanding options. As regards convertible debenture loans it is assumed that these are converted in full. An adjustment is also made to net income to eliminate interest charges, whilst allowing for the effect of taxation.

The calculation of the increase arising from options is based on the value of the options granted, i.e. the number of options times the exercise price, divided by the average share price during the financial year. This increase is only applied if the average share price is higher than the exercise price of the options upon grant. In making this calculation no adjustment is made to net income.

Summary of Significant Accounting Principles

Consolidated Balance Sheet

Assets and liabilities are included at face values, unless stated otherwise.

Foreign currencies Accunts receivables and payables in foreign currencies are translated at the exchange rate in effect at the end of the reporting period. Exchange rate differences, including results on forward foreign exchange transactions are recorded direct on the Statement of Operations to the extent that these relate to [intercompany] loan exposures. The differences relating to operational cash flows, including those arising on the relevant forward foreign exchange contracts, are also included in the Statement of Operations.

Intangible fixed assets Intangible fixed assets are valued at acquisition or manufacturing cost, less cumulative depreciation and any impairments. Goodwill and other intangible fixed assets arising upon the acquisition of Group companies or minority interests in associates are written off on a straight-line basis over their estimated economic lifetime, subject to a maximum of twenty years. Amortisation of goodwill can be charged to the Statement of Operations over a period that is longer than 5 years, since the synergy benefits arising from strategic acquisitions are in many cases realised over the longer term. The development and purchase costs of software for internal use which generates economic benefits over a number of years are capitalised. The development costs consist of the direct personnel costs on the basis of an hourly rate, in which allowance is made for a mark-up for overhead costs to the extent that these relate to manufacturing, and third-party costs.

Intangible fixed assets are periodically reviewed to assess whether any impairment has occurred; if this is the case, they are included at their net realisable value. The net realisable value is taken as the direct or indirect market value, whichever is higher.

Product development costs are shown under the heading ‘Technology’ and are capitalised if they meet the criteria of an identifiable project that probably will generate economic benefits in the future and whose manufacturing cost can be reliably measured.

The estimated useful lives of the various classes of intangible fixed assets are as follows:

goodwill: 5 to 20 years;

software: 3 to 7 years;

technology: 5 to 10 years;

customer base: 5 to 10 years;

trade marks: 2 to 10 years;

other: 5 years.

Property, plant and equipment Property, plant and equipment are valued at acquisition or manufacturing cost, less cumulative depreciation and any impairments. Subsequent costs are capitalised if it is probable that future economic benefits associated with the asset will accrue to Océ and if the costs can be reliably measured. All other costs of repair and maintenance are charged direct to the Statement of Operations.

Depreciation is provided for according to the straight-line method based on the expected useful lifetime of the relevant asset.

Depreciation of specific pieces of equipment used for the manufacture of machines takes place pro rata to the expected number of units to be manufactured. ‘Property, plant and equipment’ are assessed as to a possible impairment; if the latter is the case they are valued at their net realisable value. The net realisable value is taken as the direct or indirect market value, whichever is higher. If the risks and rewards attaching to the ownership of the rented assets are almost entirely for the account of Océ, then the rental agreement is classified as a finance lease. Finance leases are capitalised at the fair market value of the rented assets or the net present value of the minimum lease obligations, whichever is lower. The lease payments are allocated partially to liabilities and partially to interest, calculated on an annuities basis. The assets leased via a finance lease agreement are written off over the lease period or the asset’s useful economic life, whichever is lower.

Summary of Significant Accounting Principles

The estimated useful lives of the various classes of fixed assets are as follows:

property and plant: 20 to 50 years;

production machines: 8 to 10 years;

equipment: 3 to 10 years;

vehicles: 4 or 5 years.

Rental equipment These are valued at the all-in manufacturing cost plus the cost of ensuring that the equipment can operate effectively on the customer’ premises less cumulative depreciation on a straight-line basis. The estimated useful life of the various types of machines ranges from 3 to 5 years.

Minority interests in associates These are all entities over which the group can exercise significant influence but does not control. This is mostly linked to a voting right of 20% to 50%. Minority interests are included at the attributable net asset value, calculated where possible on the basis of the valuation principles applied in these Financial Statements.

Finance lease receivables This comprises the long term receivables and residual values in respect of finance lease contracts. They are valued at the present value of the contracted receivables, whilst taking into account the risk of non-collectability. The difference between the nominal value and the present value of the contracted receivables is shown as unrealised interest.

Other long term financial assets These comprise assets such as mortgage debtors, cash advances and guarantee deposits as well as deferred income tax assets. They are included at nominal value after taking into account the risk of non-collectability.

Inventories Purchased inventories are valued at purchase price, plus any additional costs, by the First-in-First-out method. Inventories of semi-finished products, spare parts and finished products are valued at manufacturing cost including a mark-up for indirect costs relating to manufacturing. No interest charge is applied. Allowance is made for the risk of obsolescence.

Accounts receivable Trade debtors, finance leases with a duration of less than 1 year, other debtors as well as amounts receivable from minority interests are shown at nominal value less an allowance to cover bad and doubtful debts.

Cash and cash equivalents These include cash in hand, bank deposits that are repayable on call, balances in bank accounts, cheques and bills of exchange received.

Shareholders’ equity Own shares that have been bought in by the company are deducted from shareholders’ equity [other reserves] for the consideration paid, including any directly attributable costs, until the moment when such shares are cancelled or reissued. If the relevant shares are reissued, then the consideration received -net of transaction costs- is added to shareholders’ equity.

Minority interest The minority interest in Group companies is included at the attributable net asset value determined in accordance with the valuation principles used in these Financial Statements.

Provisions The provision for deferred income tax liabilities is calculated on the basis of the nominal differences between the fiscal and commercial value of assets and liabilities, based on the rates of corporate income tax that are effective in each country. Deferred income tax assets are included to the extent that they are considered to be realisable.

Pension liabilities exist both under ‘defined contribution’ plans and ‘defined benefit’ plans. In the Netherlands as well as in most other countries plans of the latter type are mostly funded externally.

In the case of a defined contribution plan the contribution is booked as a charge in the year to which it relates.

Summary of Significant Accounting Principles

Under defined benefit plans the pension entitlements are calculated according to the ‘projected unit credit’ method. Actuarial gains and losses in excess of a threshold of 10% of the [highest of the] pension liabilities or the fair value of the pension assets are charged to the Statement of Operations over the remaining periods of employee service. Changes in pension plans and back service costs are charged direct to the Statement of Operations if they are unconditional in nature or if they are the result of a significant change. These calculations are made each year by qualified actuaries. The pension liabilities as recognised in the balance sheet are shown at the net present value of the promised entitlements at balance sheet date, less the fair value of the pension assets and after adding or deducting the actuarial gains or losses and back service costs that have not yet been incorporated in the result.

Early retirement liabilities relate to specific mostly individual agreements.

The provisions shown hereafter are included at the nominal value of the expenditures that are expected to be needed to settle the liabilities; in cases where the time value of money has a significant impact, valuation takes place on the basis of the net present value.

Liabilities arising from the termination of employment contracts relate in most cases to the legal obligation to make a severance payment which is based on years of service and is related to the salary of the relevant employee at the moment of termination. Payment takes place upon leaving company service. Liabilities in respect of long-service awards are also included under this heading.

The reorganisation provision relates to costs connected with the reorganisation of business activities.

Other long term liabilities [provisions] relate among other things to [legal] proceedings, guarantee commitments and onerous contracts in respect of buildings.

Long term debt This relates to liabilities that fall due after more than one year.

Current liabilities These commitments comprise liabilities falling due within one year.

Commitments not stated in the balance sheet These consist of operational lease receivables arising from contracts for equipment rented out to third parties, most of which have a duration of more than one year.

Contingent liabilities not stated in the balance sheet These consist of contingent liabilities arising from contracts, most of which have a duration of more than one year [lease contracts, rental contracts, capital expenditure commitments, repayable development credits, financial instruments etc.].

Consolidated Statement of Cash Flow

The Consolidated Statement of Cash Flow has been drawn up on the basis of the indirect method. This statement is derived from the movements in the Consolidated Balance Sheet. In the event of a major acquisition, however, the acquired net asset value, less cash and cash equivalents, is shown separately. Foreign currency translations have been eliminated from the changes in the balance sheet items as they do not generate a cash flow. As a result, the movements in the cash flow statement cannot be derived directly from the movements in the relevant balance sheet items.

The movement in the portions of long term debt falling due within one year is shown under ‘Long term debt: repayments’.

Notes to the Consolidated Statement of Operations

	Segmental information
Business segmentation	x € million	Wide Format Printing Systems		Digital Document Systems		total
		2005	2004	2005	2004	2005	2004
	[1] Total revenues	834	818	1,843	1,834	2,677	2,652
	Operating income	71	55	39	55	110	110
	Operating income, excluding release pension provision and reorganisation costs 2005	57	55	18	55	75	110
	Net income	59	43	20	35	79	78

	Assets	638	617	2,181	1,616	2,819	2,233
	Liabilities	295	328	1,706	1,153	2,001	1,481
	Group equity	343	289	475	463	818	752

	Expenditure*	26	24	123	99	149	123
	Depreciation	30	31	97	98	127	129
	Amortisation	7	11	12	8	19	19
	Impairment	1	8	—	—	1	8

Geographical segmentation	x € million	total revenues		assets		expenditure*
		2005	2004	2005	2004	2005	2004
	United States	931	925	1,180	414	28	19
	Germany	323	333	325	347	19	18
	The Netherlands	289	291	647	855	56	53
	France	195	191	117	115	10	6
	United Kingdom	182	180	109	100	7	4
	Rest of Europe	541	534	314	305	22	18
	Countries outside Europe and the United States	216	198	127	97	7	5

	Total	2,677	2,652	2,819	2,233	149	123

Development of total revenues and gross margin	x € million	total revenues		cost price		gross margin
		2005	2004	2005	2004	2005	2004
	Proceeds from sales	1,631	1,564	1,008	939	623	625
	Proceeds from rental and service	1,010	1,020	597	610	413	410

	Interest from finance leases	36	68	—	—	36	68

	Total	2,677	2,652	1,605	1,549	1,072	1,103
	In total revenues and gross
	margin the result of € 4.7
	million [2004: € 30.9 million] on the sale of lease
	portfolio is shown under
	‘Proceeds from sales’.

	* Net expenditure in intangible and tangible fixed assets.

Notes to the Consolidated Statement of Operations

Exchange rates of a number of currencies of importance to Océ		average rate in euro		balance sheet rate in euro
		2005	2004	2005	2004
	Pound sterling	0.68	0.68	0.68	0.70
	US dollar	1.25	1.23	1.18	1.32
	Australian dollar	1.64	1.68	1.59	1.72
	Swiss franc	1.55	1.55	1.55	1.52
	Japanese yen	136.65	133.73	140.85	136.64

	Expenses
Material costs	Material costs amount to € 753.5 million [2004: € 674.7 million] and have been included in full under the heading ‘Cost price’ in the Statement of Operations.
			2005	2004	x € 1,000
Depreciation costs	Intangible fixed assets		19,445	19,045
	Property, plant and equipment		88,378	85,489
	Rental equipment		37,783	43,092

	Total		145,606	147,626
Payroll expenses	Wages and salaries		964,915	966,595
	Social security		221,690	193,638
	Pension costs for:
	defined contribution plans		11,430	13,969
	defined benefit plans		–13,997	53,377

	Total		1,184,038	1,227,579

	In the 2005 financial year agreement was reached in the Netherlands on a significant change in the pension scheme, which means that with effect from January 1, 2006 pension entitlements will be based on career average instead of final pay.

	The resultant reduction of € 68.4 million of the provision for pensions was credited to the Statement of Operations in the 2005 financial year.

	In 2005 a reorganisation was initiated to achieve a further reduction in costs. This will result in the discontinuation of around 500 jobs in Europe. Measures have also been taken in the United States to increase profitability. In part, these run in parallel with the integration of Imagistics International Inc. The reorganisation and integration costs relate to personnel costs and costs in connection with onerous contracts in respect of buildings.

	Recognition of these two effects in the Statement of Operations:	pension provision	reorganisation costs	total	x € 1,000
	Cost price	–8,029	8,029	—
	Selling expenses	–14,185	10,185	–4,000
	Research and development expenses	–21,366	6,866	–14,500
	General and administrative expenses	–24,780	8,045	–16,735

	Total	–68,360	33,125	–35,235

Notes to the Consolidated Statement of Operations

The individual remuneration of the members of the Board of Executive Directors is:

	periodic pay	performance related pay over 2005	total	pension contributions	in euro
R.L. van Iperen	612,780	240,000	852,780	368,001
J. van den Belt	411,737	180,000	591,737	122,017
J.F. Dix	461,392	270,000	731,392	117,498

For the method of establishing performance related pay, see page 62.

Mr. J.F. Dix was awarded an additional, discretionary, bonus of 20% in connection with his activities in the United States and the results that were achieved there.

In 2004 it was decided to replace the option plan for the Board of Executive Directors by a share plan, which was introduced in 2005.

A description of the share plan as well as a table showing the interests of the members of the Board of Executive Directors in the option plans can be found on page 111 of this annual report. At the end of the financial year the members of the Board of Executive Directors held no ordinary shares in Océ [2004: nil] and no rights to options listed on the Euronext Options Exchange.

amounts in euro	age on 30-11-2005	final pension age	increase in accrued entitlements 2005	accrued pension rights as at 30-11-2005	capital build-up in defined contribution plan as at 30-11-2005
R.L. van Iperen	52	60	6,014	228,350	296,540
J. van den Belt	59	62	4,009	40,135	205,378
J.F. Dix	59	62	9,325	200,311	179,370

Pension entitlements The above table shows the accrued pension entitlements of the members of the Board of Executive Directors and the annual pension amounts that would be paid to them on the basis of their years of service as at the end of 2005. With effect from January 2003 the pension scheme for members of the Board of Executive Directors was converted from a defined benefit plan into a hybrid scheme [defined benefit plus defined contribution plan].

The remuneration for the 2005 financial year of the present and former members of the Board of Supervisory Directors amounted to € 221,145 [2004: € 222,281]. The remuneration for the Board of Supervisory Directors is fixed at € 46,355 for the chairman and at € 30,903 for the members, in conformity with the scheme set out on page 65. At the end of the financial year the members of the Board of Supervisory Directors held 2,969 ordinary shares in Océ [2004: 2,969] and no rights to options listed on the Euronext Options Exchange [2004: nil].

Notes to the Consolidated Statement of Operations

		2005	2004	x € 1,000
[2] Research and development expenses	Total expenditure on research and development	192,705	206,555
	Development credit repayable and net subsidies received	2,909	1,550

	Total	195,614	208,105

[3] Impairment	Impairment of intangible and tangible fixed assets	562	7,888

	In the Statement of Operations impairment costs are shown as a separate item so as to provide a clearer picture.

	In 2005 an impairment of tangible fixed assets was booked.

	In 2004 a goodwill impairment was booked for the Display Graphics Systems business group. In 2004 there was also a limited impairment of tangible fixed assets.
		2005	2004	x € 1,000
[4] Financial expenses [net]	Interest and similar income items	–7,076	–6,440
	Interest charges and similar expenses	22,311	22,103
	Other financial expenses	2,578	2,426

	Total	17,813	18,089
[5] Income taxes	A reconciliation of the Dutch statutory income tax rate to the effective income tax rate is set out below:
	Dutch statutory tax rate	31.5	34.5	per cent
	Non-deductible expenses	2.8	2.2
	Foreign tax rate deviating from the Dutch tax rate	–9.6	–12.5
	Tax credits	–7.2	–2.2
	Movements in unrecognised deferred income tax assets	–0.4	–6.7
	Other	–4.4	–2.1

	Effective income tax rate	12.7	13.2

	The ‘Tax credits’ item includes a deferred income tax reduction of € 4.9 million in respect of research and development activities in the United States.

	In 2004 the ‘Movement in unrecognised deferred income tax assets’ includes a release of € 7.0 million. This release resulted from the definitive settlement of the tax risks to which these provisions related.

Notes to the Consolidated Statement of Operations

		2005	2004	x € 1,000
[6] Earnings per share	Net income attributable to holders of ordinary shares	76,730	74,525
	Weighted average number of ordinary shares outstanding [x 1,000]	83,698	83,488	shares
	Net income per ordinary share	0.92	0.89	euro

	Net income attributable to holders of ordinary shares	76,730	74,525
	Interest costs of convertible loans [net]	308	322

	Net income based on full conversion	77,038	74,847
	Weighted average number of ordinary shares outstanding [x 1,000]	83,698	83,488	shares
	Adjustment for assumed conversion [x 1,000]	750	728
	Adjustment for options [x 1,000]	221	543

	Weighted average number of ordinary shares outstanding on the basis of full conversion [x 1,000]	84,669	84,759
	Net income per ordinary share on the basis of full conversion	0.91	0.88	euro

	Employees by category	2005	2004	number
	Business Services	6,806	6,693
	Sales	5,356	4,192
	Service	5,078	4,013
	Accounting and other	2,666	2,037
	Manufacturing and Logistics	2,453	2,512
	Research and Development	1,805	1,868

	Numbers of employees at November 30	24,164	21,315
	Of whom, employed in the Netherlands	3,947	3,922
	Weighted average number of employees	21,657	21,760

Notes to the Consolidated Balance Sheet

[7]	Intangible fixed assets x € 1,000	goodwill	software	technology	customer base	trade marks and other	total
	At December 1, 2003
	Acquisition value	28,087	47,312	7,399	11,669	4,756	99,223
	Accumulated amortisation	18,705	16,179	3,481	11,148	989	50,502

	Book value	9,382	31,133	3,918	521	3,767	48,721

	Movements in book value in 2004:
	Expenditure	756	6,608	1,990	—	—	9,354
	Reclassifications	—	7,891	-73	268	—	8,086
	Amortisation	1,063	15,749	1,588	201	444	19,045
	Impairment	7,207	—	—	280	—	7,487
	Foreign currency translations	-264	-1,560	-271	–	-327	-2,422

	At November 30, 2004	1,604	28,323	3,976	308	2,996	37,207
	Acquisition value	11,652	71,859	8,737	10,969	4,305	107,522
	Accumulated amortisation	10,048	43,536	4,761	10,661	1,309	70,315

	Book value at November 30, 2004	1,604	28,323	3,976	308	2,996	37,207

	Movements in book value in 2005:
	Expenditure	—	14,052	170	483	17	14,722
	Divestments	—	38	—	—	—	38

	Net expenditure	—	14,014	170	483	17	14,684
	Acquisition subsidiary	351,412	21,817	—	90,819	39,552	503,600
	Amortisation	1,758	13,998	1,641	948	1,100	19,445
	Foreign currency translations	8,343	1,957	216	2,207	1,270	13,993

	At November 30, 2005	359,601	52,113	2,721	92,869	42,735	550,039
	Acquisition value	362,068	102,275	8,828	94,054	45,318	612,543
	Accumulated amortisation	2,467	50,162	6,107	1,185	2,583	62,504

	Book value at November 30, 2005	359,601	52,113	2,721	92,869	42,735	550,039

Recognition for amortisation costs in the Statement of Operations:	2005	2004	x € 1,000
Cost price	4,211	3,225
Selling expenses	5,066	8,059
Research and development expenses	1,533	1,611
General and administrative expenses	8,635	6,150

Total	19,445	19,045

Notes to the Consolidated Balance Sheet

	Tangible fixed assets x € 1,000	property and plant	production equipment	other fixed assets	under construction and prepayments	not in production process and investment property	total
[8] Property, plant and equipment	At December 1, 2003

	Acquisition value	338,104	434,134	431,341	18,292	19,048	1,240,919
	Accumulated depreciation	151,301	326,849	317,428	—	14,814	810,392

	Book value	186,803	107,285	113,913	18,292	4,234	430,527

	Movements in book value in 2004:
	Expenditure	1,936	23,111	44,413	16,592	686	86,738
	Divestments	1,410	911	10,589	—	—	12,910

	Net expenditure	526	22,200	33,824	16,592	686	73,828

	Reclassifications	3,688	4,040	3,878	—	–947	10,659
	Depreciation	10,202	32,848	42,223	—	216	85,489
	Impairment	85	206	110	—	—	401
	Foreign currency translations	–1,354	–1,934	–2,164	–138	–44	–5,634

	At November 30, 2004	179,376	98,537	107,118	34,746	3,713	423,490

	Acquisition value	349,396	428,331	420,489	34,746	13,018	1,245,980
	Accumulated depreciation	170,020	329,794	313,371	—	9,305	822,490

	Book value at November 30, 2004	179,376	98,537	107,118	34,746	3,713	423,490

	Movements in book value in 2005:
	Expenditure	17,417	36,451	57,683	–15,253	181	96,479
	Divestments	3,077	1,549	6,338	—	—	10,964

	Net expenditure	14,340	34,902	51,345	–15,253	181	85,515

	Acquisition subsidiary	7,982	3,725	13,319	—	1,722	26,748
	Depreciation	10,395	32,320	45,361	—	302	88,378
	Impairment	—	562	—	—	—	562
	Foreign currency translations	1,847	2,157	4,107	88	68	8,267

	At November 30, 2005	193,150	106,439	130,528	19,581	5,382	455,080
	Acquisition value	370,320	467,686	464,744	19,581	15,079	1,337,410
	Accumulated depreciation	177,170	361,247	334,216	—	9,697	882,330

	Book value at November 30, 2005	193,150	106,439	130,528	19,581	5,382	455,080

Notes to the Consolidated Balance Sheet

The book value of ‘Other fixed assets’ contains an amount of € 10.3 million for finance leases [2004: € 4.7 million].

Recognition for depreciation costs in the Statement of Operations:

		2005	2004	x € 1,000
	Cost price	50,161	49,945
	Selling expenses	21,957	16,871
	Research and development expenses	10,174	12,630
	General and administrative expenses	6,086	6,043

	Total	88,378	85,489

[9] Rental equipment	At December 1, 2004/2003
	Cost price	302,798	364,469
	Accumulated depreciation	244,907	301,190

	Book value	57,891	63,279
	Movements in book value:
	Acquisition subsidiary	50,437	—
	Installed on rental	113,015	116,797
	Divestments	64,134	77,268
	Depreciation	37,783	43,092
	Foreign currency translations	4,293	–1,825

	At November 30	123,719	57,891

	Cost price	353,644	302,798
	Accumulated depreciation	229,925	244,907

	Book value at November 30	123,719	57,891

	In the Statement of Operations depreciation is included in full under ‘Cost price’.

Notes to the Consolidated Balance Sheet

	Financial fixed assets	2005	2004	x € 1,000
[10] Minority interests in associates	Book value at December 1, 2004/2003	1,553	2,535

	Changes in the value of minority interests due to:
	Equity in income	580	507
	Divestments	—	–1,305
	Dividend	–514	–105
	Foreign currency translations	–56	–79

	Book value at November 30	1,563	1,553

[11] Finance lease	Finance lease receivables comprise the following components:
	Finance lease receivables [gross]	418,694	490,806
	Unrealised interest	–64,302	–71,528
	Residual values	4,633	3,190

		359,025	422,468
	Provision for lease receivables	–15,866	–19,011

	Finance lease receivables [net]	343,159	403,457
	To short term lease receivables	–133,052	–172,495

	Long term finance lease receivables	210,107	230,962

	The gross finance lease receivables can be subdivided into the following durations:
	Less than one year	133,052	172,495
	More than one year but less than five years	280,982	316,071
	More than five years	4,660	2,240

	Total	418,694	490,806

[12] Other long term financial assets	Book value at December 1, 2004/2003	126,654	106,503
	Acquisition subsidiary	479	—
	New amounts receivable	3,455	31,284
	Repayments	–17,790	–7,608
	Foreign currency translations	5,262	–3,525

	Book value at November 30	118,060	126,654

‘Other long term financial assets’ includes the deferred tax assets of € 98.6 million [2004: € 106.6 million], see note [24]. This item also includes an amount of € 0.3 million [2004: € 0.4 million] for loans provided to the Board of Executive Directors. The specification of this amount is as follows: R.L. van Iperen € 0.1 million, J. van den Belt € 0.1 million and J.F. Dix € 0.1 million. These loans are interest-free and were made available prior to November 30, 2002. Repayment takes place upon exercise or cancellation of the annual tranche of options in respect of which the loan was provided.

An amount of € 0.7 million [2004: € 1.1 million] was provided to personnel in the form of loans.

Notes to the Consolidated Balance Sheet

	Current assets	2005	2004	x € 1,000
[13] Inventories	Raw and other materials	61,441	35,723
	Semi-finished products and spare parts	134,916	135,087
	Finished products and trade inventories	167,166	146,525

	Total	363,523	317,335

[14] Accounts receivable	Trade accounts receivable	572,705	451,911
	Discounted trade bills	–27	–11
	Finance lease	133,052	172,495
	Income taxes	59,509	25,555
	Other receivables	65,618	57,960

	Total	830,857	707,910

Trade debtors have been reduced by a provision for bad debt amounting to € 58 million [2004: € 54 million]. During the financial year € 12.3 million [2004: € 15.5 million] was charged to the Statement of Operations on account of non- collectability and € 7.5 million was credited to the Statement of Operations from the release of the provision due to a change in accounting estimate.

Both these items have been included under the heading ‘Selling expenses’.

[15] Cash and cash equivalents	Cash and bank balances	39,575	26,401
	Time deposits	103,124	286,659

	Total	142,699	313,060

	The effective interest rate on the deposits is 1.98% [2004: 2.09%]. These deposits have an average duration of 1 day [2004: 5.8 days].

Notes to the Consolidated Balance Sheet

	Group equity	2005	2004	x € 1,000
Authorised capital*	Ordinary shares	72,500	72,500
	Priority shares	2	2
	Financing preference shares	15,000	15,000
	Protective preference shares	87,500	87,500

	Total	175,002	175,002

Paid-up share capital	[16] Ordinary shares
	Amount at December 1, 2004/2003	43,634	43,631
	Conversion of convertible loans	3	3

	At November 30	43,637	43,634

	[17] Priority shares
	At November 30	2	2

	[18] Financing preference shares
	At November 30	10,000	10,000

[19] Paid-in capital	At December 1, 2004/2003	511,445	511,408
	Conversion of convertible loans	40	37

	At November 30**	511,485	511,445

[20] Legal reserve	Reserve for non-distributed income of minority interests and capitalised development costs
	At December 1, 2004/2003	2,441	592
	Movement in reserve of non-distributed income	155	357
	Movement in reserve of capitalised development costs	–341	1,492

	At November 30	2,255	2,441

[21] Translation differences	At December 1, 2004/2003	–140,391	–114,477
	Foreign currency translations	36,631	–25,914

	At November 30	–103,760	–140,391

*       For further information about authorised capital see page 121.

**     If distributed in the form of shares, this amount is available to shareholders without attracting the Dutch dividend withholding tax.

Notes to the Consolidated Balance Sheet

		2005	2004	x € 1,000
[22] Other reserves	Retained earnings
	At December 1, 2004/2003	261,148	253,698
	Movement in Legal reserve	186	-1,849
	Net income previous financial year	78,076	61,462
	Result on shares purchased via exercise of options	-1,240	-192
	Dividend	-50,412	-51,971

	At November 30	287,758	261,148

	Repurchased shares relating to the Stock Option Plan
	At December 1, 2004/2003	-52,285	-53,551
	Repurchased	-1,517	—
	Exercise of options	4,419	1,266

	At November 30	-49,383	-52,285

	Repurchased shares are valued at cost; the average purchase price amounts to € 13.85 [2004: € 13.94]

	Total other reserves	238,375	208,863

Overview of movements in number of shares outstanding	number at 1-12-2004	conversion	repurchase	exercise of options	number at 30-11-2005
Ordinary shares	87,268,562	5,898	—	—	87,274,460
Repurchased shares relating to the Stock Option Plan	3,750,442	—	116,430	-302,000	3,564,872

Number of ordinary shares	83,518,120	5,898	-116,430	302,000	83,709,588
Priority shares	30	—	—	—	30
Financing preference shares	20,000,000	—	—	—	20,000,000

		2005	2004	x € 1,000
[23] Minority interest	At December 1, 2004/2003	38,209	38,822
	Capital distribution	-3,092	-3,099
	Share in income	2,294	2,535
	Foreign currency translations	-5	-49

	At November 30	37,406	38,209

Notes to the Consolidated Balance Sheet

	Long term liabilities [provisions] x € 1,000	as at 1-12-2004	acquisition subsidiary	addition charged to Statement of Operations	release to Statement of Operations	withdrawals	differences in exchange rates	as at 30-11-2005
[24]
	Provisions for:
	Deferred income tax liabilities	6,918	33,605	3,625	—	—	871	45,019
	Pension liabilities	407,246	—	53,892	-68,532	-47,811	2,156	346,951
	Early retirement provision	16,195	—	5,591	-673	-5,943	13	15,183
	Liabilities termination employment contracts	32,456	—	3,833	-6	-2,151	90	34,222
	Reorganisation	24,801	—	21,976	-1,354	-16,405	309	29,327
	Other	28,361	2,291	17,184	-2,241	-4,337	984	42,242

	Total	515,977	35,896	106,101	-72,806	-76,647	4,423	512,944

	The short term part of these provisions is approximately € 163 million [2004: € 85 million].

Of the total reorganisation and integration costs of € 33.1 million, an amount of € 22 million has been included under the reorganisation provision and € 11.1 million under other provisions.

Of the release of the provision for pensions an amount of € 68.4 million relates to the change in the pension scheme in the Netherlands.

Notes to the Consolidated Balance Sheet

		2005		2004		x € 1,000
		assets	liabilities	assets	liabilities
Provision for deferred income tax liabilities	The composition of deferred income tax assets and liabilities is as follows:
	Intangible fixed assets	23,309	34,022	19,917	—
	Leasing	—	6,699	—	37,942
	Other fixed assets	29,083	—	45,490	714
	Current assets	30,590	121	44,136	—
	Long term liabilities and provisions	42,304	—	71,115	—
	Current liabilities	285	18,977	130	20,264

	Total deferred assets/liabilities	125,571	59,819	180,788	58,920
	Deferred assets/liabilities netted by fiscal entity	110,771	45,019	128,786	6,918
	Carry forward losses	24,048	—	14,377	—
	Non-recognised deferred income tax assets	-36,196	—	-36,604	—

	Provision for deferred income tax assets and liabilities	98,623	45,019	106,559	6,918
	Deferred income tax assets form part of the balance sheet caption ‘Other long term financial assets’. [12]

	The claim for carry forward losses as at November 30, 2005 falls due as follows:	2009	2010	after 2010	unlimited	total
	x € million	1.1	0.3	5.5	17.1	24.0

Notes to the Consolidated Balance Sheet

	The changes in deferred income tax assets and liabilities were as follows:	2005		2004	x £ 1,000
	At December 1, 2004/2003	-99,641		-53,464
	Acquisition subsidiary	33,605		—
	Exchange rate differences	-4,187		-3,262
	Statement of Operations	16,619		-42,915

	At November 30	-53,604		-99,641

Pension liabilities	With effect from 2003 the pension accounting standard ‘IAS 19’ has been applied.

	The principal actuarial assumptions are:
	Discount rate	4.47		4.87	per cent
	Expected return on pension assets	6.67		6.62
	Expected increase in salaries	2.69		2.70
	Expected increase in benefits	2.05		2.05

	The amounts charged to the Statement of Operations are as follows:
	Service costs	47,595		42,663
	Interest costs	67,596		65,285
	Expected return on pension assets	-62,163		-54,322
	Other	-67,025	*	-249

	Pension costs	-13,997		53,377

	Recognition for pension costs in the Statement of Operation:
	Cost price	15,204		22,612
	Selling expenses	2,659		16,357
	Research and development expenses	-15,059		5,582
	General and administrative expenses	-16,801		8,826

	Total	-13,997		53,377

	* This mainly relates to the release of the pension provision of € 68.4 million. See page 91.

Notes to the Consolidated Balance Sheet

The amounts included in the balance sheet are shown below:	2005		2004	x € 1,000
Present value of funded pension obligations	–1,284,391		–1,169,973
Fair value of plan assets	1,077,013		896,934

	–207,378		–273,039
Present value of unfunded pension obligations	–256,686		–216,981

Status of the funds	–464,064		–490,020
Actuarial losses not yet included	118,259		83,515
Back service not yet included	36		161

Pension provisions	–345,769		–406,344
These pension provisions are stated in the Consolidated Balance Sheet as follows:
Pension provisions	–346,951		–407,246
Other long term financial assets	1,182		902

Total	–345,769		–406,344

Movements in pension liabilities:	2005		2004	x € 1,000
Pension liabilities at December 1, 2004/2003	–1,386,954		–1,204,068
Service costs	–47,595		–42,663
Interest costs	–67,596		–65,285
Employee contributions	–13,868		–12,478
Amendments	69,615	*	684
Actuarial losses	–111,102		–109,712
Benefits paid	37,007		33,193
Exchange rate differences	–20,584		13,375

Pension liabilities at November 30	–1,541,077		–1,386,954

Changes in pension assets:
Fair value of pension assets at
December 1, 2004/2003	896,934		788,404
Actual return on investments	139,101		62,456
Employer contributions	48,711		76,221
Employee contributions	13,868		12,478
Benefits paid	–37,007		–33,193
Exchange rate differences	15,406		–9,432

Fair value of pension assets at November 30	1,077,013		896,934

* This mainly relates to the change in the pension scheme in the Netherlands and results in the release of the pension provision of € 68.4 million, net of the related and not yet recognised actuarial losses of € 1.2 million. See page 91.

Notes to the Consolidated Balance Sheet

[25]	Long term debt	2005	2004	x € 1,000
	Convertible debentures to Company personnel	8,189	10,360
	Loans	211,871	424,650
	Finance lease obligations	7,052	3,399

	Total	227,112	438,409

Convertible debentures to Company personnel	Employees may opt for convertible personnel debentures under the annual profit-sharing scheme. The duration is 6.5 years. The average interest is 4.2% [2004: 4.3%] and the average conversion price is € 11.94 [2004: € 14.66].

Loans		principal amount x € 1,000	average interest rate [%] at November 30	redemption	amounts due after more than five years x € 1,000
	Euro debenture loan	123,129	6.25	2007	—
	Euro	4,538	5.84	2013	4,538
	US dollar	33,585	5.06	2008	—
	Other	50,619	3.58	2007/2008	3

	Total	211,871	5.41		4,541

	The fixed interest rates of the euro [debenture] loans have been fully swapped into variable interest rates. The heading ‘Loans’ also includes multi-year stand-by credit facilities. The fair value of the above loans is € 10.4 million higher than the principal amount [2004: € 26.5 million].

	The short term portion of the loans amounting to € 214 million [2004: € 26 million] is shown under ‘Bank borrowings’.

Finance lease obligations	Redemption of the finance lease obligations will take place from 2006 up to and including 2010. The short term portion is shown under ‘Bank borrowings’. The interest rate amounts to 8.8% [2004: 6%].

Notes to the Consolidated Balance Sheet

	Current liabilities	2005	2004	x € 1,000
[26] Short term debt	Borrowings under bank lines of credit	12,336	15,052
	Bank borrowings	656,880	27,790

	Total	669,216	42,842

	To finance the acquisition of Imagistics International Inc. Océ took out a bridging loan for a maximum period of nine months. This loan will be converted into a long term financing arrangement in 2006.

[27] Other liabilities	Trade accounts payable	185,756	126,579
	Notes payable	8,286	5,832
	Income taxes	3,967	10,622
	Other taxes and social security payable	60,175	57,999
	Pension liabilities	2,505	1,699
	Preference dividend	2,108	3,551
	Other	22,795	12,784

	Total	285,592	219,066

[28] Accrued liabilities	Salary expenses and payroll taxes	156,477	144,949
	Other costs	93,643	74,410

	Total	250,120	219,359

Notes to the Consolidated Balance Sheet

Financial instruments

Financial instruments are used to hedge against the financial risks that are inherent to the Group’s underlying commercial activities. For an explanation of the foreign exchange management policy, see page 70.

Foreign exchange risks The foreign exchange management policy is aimed at protecting the operating margin and [intercompany] loan exposures in foreign currencies. Forward foreign exchange contracts are entered into to control these foreign exchange risks. The contract value and fair value of foreign exchange forward contracts at balance sheet date are as follows [in millions]:

•	in respect of future cash flows: € 237.2 and € –9.9 [2004: € 225.0 and € 7.9];

•	in respect of [intercompany] loans: € 197.0 and € 0.2 [2004: € 79.8 and € 1.3].

Interest rate risks Interest rate instruments are used to achieve the desired risk profile in terms of fixed and variable interest rate exposures. The central objective of the policy is to prevent a mismatch between the portfolio of rentals and leases and the financing of the Group. Efforts are made to achieve a ratio of 60 to 80% between the above fixed-interest assets and the related liabilities. At balance sheet date the contract value/notional amount and the fair value of interest rate instruments [Interest Rate Swaps] are as follows [in millions]: € 580.2 and € 12.8 [2004: € 431.5 and € 21.0].

Credit risks These risks are reduced by doing business solely with financial institutions which have a high credit rating, with fixed limits being applied to each separate institution.

Commitments and contingent liabilities not stated in the Balance Sheet

Operational lease receivables These are lease receivables arising from contracts for the equipment rented out to third parties. The future minimum rental revenues amount to:

x € million	2005	2004
Less than one year	173	66
More than one year but less than 5 years	174	87

	347	153
Contingent liabilities
x € million	2005	2004
Guarantee commitments	2.5	2.8
Government development credits	48.0	49.2

Guarantee commitments include guarantees given in respect of import duties and loans from third parties.

Legal proceedings Océ is involved in a number of legal proceedings, most of which relate to matters resulting from the normal conduct of business. Océ does not expect these court cases to result in obligations that may have a material effect on the company’s financial position. To cover those cases in which it is likely that the outcome of the legal proceedings will be unfavourable for Océ and in which the resultant obligation can be reliably estimated, a provision has been made in the consolidated financial statements.

Notes to the Consolidated Balance Sheet

Other commitments Repurchase commitments amounting to € 7.7 million [2004: € 7.9 million] exist under the terms of lease contracts with third parties. In respect of these commitments, the amount expected to be paid within one year is nil [2004: nil] and the amount expected to be paid within five years is € 7.7 million [2004: € 7.9 million]. As a result of these commitments the machines can be sold again upon their return. The estimated market value upon return is higher than the repurchase commitment.

Total contracted operating lease commitments amount to € 315 million [2004: € 313 million]. These commitments fall due over the next years. The maturity dates over the next years are as follows:

		x € million
2006	90
2007	62
2008	47
2009	31
2010	27
after 2010	58

Total	315

Other commitments, such as buying contracts etc., have been entered into solely as part of normal business operations.

Option plan

As an incentive for the achievement of the Company’s objectives over the long term Océ operated an option plan up to and including the 2004 financial year in which decisions were taken each year on the granting to certain senior company executives of option rights and/or Share Appreciation Rights [SARS] in respect of ordinary shares in Océ. A SAR is the right to receive payment of the share price gain, whereby the share price gain is the difference between the stock market price of the share on the day of exercise and the exercise price fixed on the day when the grant was made. Instead of receiving payment of the share price gain, a participant may also request delivery of shares.

In addition, conditional options were also granted to a limited number of participants. In 2004 the option plan for the members of the Board of Executive Directors was replaced by a share plan. At the beginning of 2005 a conditional right to shares was granted to the members of the Board of Executive Directors for the first time. In 2005 the option plan for the other participants was also replaced by a share plan. At the beginning of 2006 a conditional right to shares will also be granted to these other participants for the first time. As a consequence, no more option rights and/or SARS were granted in 2005.

Notes to the Consolidated Balance Sheet

Regulations Participation in the Océ Stock Option Plan is subject to regulations so as to prevent the misuse of inside information. Participants are prohibited from trading in Océ options on the Euronext Options Exchange in Amsterdam and are not allowed to dispose of or pledge the options that they have been granted. Participants have to transfer the exercise of their options to an independent Trustee designated by the company; this Trustee will then exercise the options according to the instructions given by the participants. Participants can only give such instructions if they are not in possession of inside information during the designated exercise periods. A designated period is a period of at most 9 stock exchange trading days after publication of the quarterly results.

Total number of options/SARS As at November 30, 2005 a total of 2,627,000 unconditional option rights or SARS [2004: 3,675,500] in respect of ordinary shares were outstanding at an average exercise price of € 12.22 [2004: € 13.17], whilst a total of 876,000 conditional option rights [2004: 1,280,000], based on an OIPS norm of at least 10%, had been granted at an average exercise price of € 11.67 [2004: € 11.39]. The average remaining duration of these options is five years.

Purchase of shares The company’s policy is to purchase the shares required to satisfy the Océ Stock Option Plan either before or upon exercise of the option rights. Shares may also be issued to cover commitments under existing stock option plans. For the purpose of delivering ordinary shares as a result of the exercise of options, nil shares were purchased in 2005 [2004: nil shares] and nil shares [2004: nil shares] were issued at the moment of exercise. The table below gives more details about the share options and SARS outstanding as at November 30, 2005. During 2005 116,430 shares were bought in [2004: nil] to cover commitments under the existing Stock Option Plans and 302,000 shares [2004: 106,500] were used, which means that the total number of shares purchased amounts to 3,564,872 [2004: 3,750,442].

Stock Option Plan of year	number of options granted		exercise price in euro	options forfeited	exercised number of options	outstanding at November 30, 2005	expiration date
2001		847,500	18.10-24.44	443,500	—	404,000	29-11-2005/2006
2002	unconditional	716,000	9.77-13.19	29,000	220,500	466,500	28-11-2009/2010
2002	conditional	392,000	9.77	392,000	—	—	28-11-2009/2010
2003	unconditional	793,000	10.75-14.51	14,000	182,000	597,000	27-11-2010/2011
2003	conditional	470,000	10.75	470,000	—	—	27-11-2010/2011
2004	unconditional	692,500	12.21-16.48	16,000	33,000	643,500	26-11-2011/2012
2004	conditional	446,000	12.21	62,000	—	384,000	26-11-2011/2012
2005	unconditional	523,000	11.25-15.19	7,000	—	516,000	30-11-2012/2013
2005	conditional	492,000	11.25	—	—	492,000	30-11-2012/2013

Total		5,372,000		1,433,500	435,500	3,503,000

Notes to the Consolidated Balance Sheet

The table below shows the rights granted under this Option plan to the members of the Executive Board.

	Stock Option Plan of year	number of options granted		exercise price in euro	outstanding at November 30, 2005	expiration date
R.L. van Iperen	2001		42,000	18.10	42,000	29-11-2006
	2002	unconditional	21,000	9.77	21,000	28-11-2010
	2003	unconditional	21,000	10.75	21,000	27-11-2011
	2004	unconditional	21,000	12.21	21,000	26-11-2012
	2004	conditional	42,000	12.21	42,000	26-11-2012
J. van den Belt	2001		35,000	18.10	35,000	29-11-2006
	2002	unconditional	17,500	9.77	17,500	28-11-2010
	2003	unconditional	17,500	10.75	17,500	27-11-2011
	2004	unconditional	17,500	12.21	17,500	26-11-2012
	2004	conditional	35,000	12.21	35,000	26-11-2012
J.F. Dix	2001		35,000	18.10	35,000	29-11-2006
	2002	unconditional	17,500	9.77	17,500	28-11-2010
	2003	unconditional	17,500	10.75	17,500	27-11-2011
	2004	unconditional	17,500	12.21	17,500	26-11-2012
	2004	conditional	35,000	12.21	35,000	26-11-2012

Share Plan In 2004 the option plan for the members of the Board of Executive Directors was replaced by a share plan. The Share plan [of March 1, 2005] comprises the conditional granting of shares in Océ N.V. This grant is conditional on the achievement of certain performance criteria that are fully focused on the creation of shareholder’s value. Each year a three year plan with a conditional granting period starts in which the company’s performance is measured at the end of the relevant period against that of a peer group of companies. The relative ranking that Océ achieves in the peer group determines the definitive number of shares that are granted. This number corresponds to a percentage [at most 60%] of the fixed reference salary divided by the price of the share on the stock market on the first day of the performance period. The shares from this plan thus acquired after three years must be retained by the members of the Board of Executive Directors for a further period of three years.

	Share Plan of year	number of conditionally shares granted	stock price at first day of performance period in euro	conditionally outstanding shares at November 30, 2005	expiration date
R.L. van Iperen	2005	28,685	12.55	28,685	28-02-2008
J. van den Belt	2005	21,514	12.55	21,514	28-02-2008
J.F. Dix	2005	21,514	12.55	21,514	28-02-2008

Notes to the Consolidated Balance Sheet

Net income and Shareholders’ equity based on United States accounting principles

United States generally accepted accounting principles [US GAAP]

Océ’s consolidated financial statements are drawn up on the basis of the accounting principles applied in the Netherlands, which differ in a number of respects from United States generally accepted accounting principles [US GAAP]. The following statements give an approximate indication of the effect that application of US GAAP would have on net income, earnings per share and shareholders’ equity. This information is presented in greater detail in the 20-F statement which will be submitted to the Securities and Exchange Commission and will be available on request by early March 2006.

		2005	2004	x € million
	Net income as reported in the Consolidated Statement of Operations	78.8	78.1
US GAAP adjustments	Amortisation of goodwill	1.8	–2.3
	Costs Imagistics not included in opening balance	–2.8	—
	Release [addition] provision	3.0	–12.4
	Product development costs	0.3	–1.5
	Pension costs	–15.9	–14.2
	Change pension scheme the Netherlands	–68.4	—
	Derivatives/financial instruments	–2.6	4.2
	Option plan	–1.0	–1.3
	Sale lease portfolio	1.8	–13.9
	Deferred income taxes on above adjustments	13.2	22.6

	Net income under US GAAP	8.2	59.3
Earnings per ordinary share of € 0,50 nominal	Based on average number of shares outstanding [basic]	0.07	0.67	euro
	Based on increase upon conversion/options [diluted]	0.08	0.66	euro
	Shareholders’ equity as included in the consolidated balance sheet	780.8	714.1
US GAAP adjustments	Intangible fixed assets	194.3	195.3
	Provisions	25.2	22.2
	Product development costs	–1.2	–1.5
	Pension provision	192.3	274.7
	Additional minimum pension liability	–134.7	–163.8
	Derivatives/financial instruments	10.0	28.9
	Sale lease portfolio	–12.1	–13.9
	Deferred income taxes on above adjustments	–16.2	–28.6

	Shareholders’ equity under US GAAP	1,038.4	1,027.4

Notes to the Consolidated Balance Sheet

Balance sheet items under US GAAP	Under US GAAP the Consolidated Balance Sheet items set out below would be:	2005	2004	x € million
	Intangible fixed assets	745.4	233.6
	Tangible fixed assets	578.8	481.4
	Financial fixed assets	345.2	359.2
	Current assets	1,366.3	1,355.3
	Group equity	1,075.8	1,065.6
	Long term liabilities [provisions]	318.3	247.7
	Long term debt	222.0	438.4
	Current liabilities	1,419.6	677.8

The main differences between the accounting principles applied by Océ [Dutch GAAP] and US GAAP are summarised below:

•       Amortisation of goodwill Goodwill paid has been capitalised by Océ with effect from December 1, 2000. Previously goodwill was charged direct to Shareholders’ equity. US GAAP requires goodwill to be capitalised and following the adoption of FAS 142 as from December 1, 2002 goodwill is no longer allowed to be amortised, rather it is subject to an annual impairment test. Prior to December 1, 2002 goodwill was amortised on a straight-line basis over a period of 10 to 40 years. Goodwill relating to acquisitions made after June 15, 2000 is no longer amortised but is subject to the impairment test as described above.

•       Costs Imagistics not included in opening balance These are costs which under US GAAP are not allowed to be recognised as a liability in the opening balance.

•       Provision Under US GAAP the formation of a provision is subject to more stringent criteria. For this reason certain elements of a provision are often not yet recognised in US GAAP.

•       Product development costs These costs are not allowed to be capitalised under US GAAP.

•       Pension costs Under US GAAP pension costs are calculated according to FAS 87. At the transition to IAS 19 in the 2003 financial year all unrecognised actuarial losses have been charged to Shareholders’ equity, whilst US GAAP requires these unrealised losses to be amortised over the average remaining period of service.

•       Change pension scheme the Netherlands Under IAS 19 this change is a one time result. Under US GAAP this result will be amortised over the average remaining period of service, which will have a positive effect on the US GAAP results in future years.

•       Derivatives/financial instruments Under Dutch GAAP, receivables and liabilities, denominated in a foreign currency, including foreign exchange contracts, should in principle be carried at cost, translated into euros at the exchange rates prevailing at year end. US GAAP requires financial instruments to be included at their fair market value.

•       Option Plan Under US GAAP the Option Plan is subject to ‘variable option plan accounting’, which implies that up to the moment when the entitlement becomes definitive [two or three years] the difference between the fair market value of the share and the exercise price is charged as costs.

•       Sale lease portfolio The assets relating to existing finance lease contracts transferred to a buyer can be split into finance lease receivables and the equipment residual value. US GAAP applies different rules to achieve sales type treatment for these assets, which have not been met for the equipment residual value.

Océ N.V. | Balance Sheet November 30

Before net income appropriation	Assets	2005	2004	x € 1,000
Financial fixed assets	Consolidated companies [29]	647,092	469,272
	Amounts receivable from consolidated companies [30]	969,822	530,406
	Minority interests in associates [31]	1,477	1,467
	Other long term financial assets	871	673

		1,619,262	1,001,818

Current assets	Amounts receivable from consolidated companies	84,095	71,407
	Other amounts receivable	7,241	13,696
	Cash and cash equivalents [32]	108,479	293,826

		199,815	378,929

Total		1,819,077	1,380,747

Océ N.V. | Statement of Operations
		2005	2004	x € 1,000
	Income of consolidated companies	68,653	74,248
	Other net income	10,185	3,828

	Net income	78,838	78,076

Océ N.V. | Balance Sheet November 30

	Liabilities	2005	2004	x € 1,000
Shareholders’ equity	Ordinary shares	43,637	43,634
	Priority shares	2	2
	Financing preference shares	10,000	10,000
	Paid-in capital	511,485	511,445
	Legal reserve	2,255	2,441
	Translation differences	–103,760	–140,391
	Other reserves	238,375	208,863
	Net income	78,838	78,076

		780,832	714,070

Long term liabilities	Provision for deferred income tax liabilities	1,420	1,410

Long term debt	Amounts payable to consolidated companies	34	18,844
	Long term liabilities [33]	135,856	333,382

		135,890	352,226
Current liabilities	Amounts payable to consolidated companies	293,217	296,784
	Short term debt [34]	597,512	8,968
	Other liabilities [35]	4,520	3,555
	Accrued liabilities	5,686	3,734

		900,935	313,041

Total		1,819,077	1,380,747

Océ N.V. | Notes to the Balance Sheet and the Statement of Operations

	Summary of Significant Accounting Principles

	The accounting principles are the same as those used for the consolidated financial statements. The Statement of Operations has been drawn up in accordance with the provisions of Article 402, Book 2, of the Dutch Civil Code.

	Financial fixed assets
Affiliated companies	For a list of companies affiliated to the Group in the Netherlands and elsewhere see pages 127 and 128. Principal affiliated companies are included at the pro rata value of Océ’s share in their net assets value.

		2005	2004	x € 1,000
[29] Consolidated companies	Book value at December 1, 2004/2003	469,272	491,338
	Changes in the value of consolidated companies due to:
	Incorporation and capital increase	147,838	24
	Equity in income	68,653	74,248
	Elimination result on transactions between Group companies	–23,354	–33,378
	Capital decrease	–17,475	–15,080
	Dividend	–34,295	–22,832
	Foreign currency translations	36,453	–25,048

	Book value at November 30	647,092	469,272

	In 2005 Orange Merger Corp. was established. Imagistics International Inc. was acquired via this affiliated company. Following the acquisition Orange Merger Corp. and Imagistics International Inc. were merged.

	Results on Intercompany transactions, related to changes in Group structure, in the Company Financial Statements are eliminated based on the new Dutch GAAP accounting guideline regarding intercompany transactions [RJ 260.3]. The figures of 2004 are for comparability adjusted accordingly.

Océ N.V. | Notes to the Balance Sheet and the Statement of Operations

		2005	2004	x € 1,000
[30] Amounts receivable from consolidated companies	At December 1, 2004/2003	530,406	639,218
	Payment	578,587	14,369
	Repayments	–170,295	–107,606
	Foreign currency translations	31,124	–15,575

	Book value at November 30	969,822	530,406
[31] Minority interests in associates	Book value at December 1, 2004/2003	1,467	2,301
	Changes in the value of minority interests due to:
	Equity in income	66	494
	Dividend	—	–104
	Other	—	–1,144
	Foreign currency translations	–56	–80

	Book value at November 30	1,477	1,467

Océ N.V. | Notes to the Balance Sheet and the Statement of Operations

	Current assets	2005	2004	x € 1,000
[32] Cash and cash equivalents	Cash and bank balances	6,579	12,431
	Time deposits	101,900	281,395

	Total	108,479	293,826

	Shareholders’ equity

	For specification see pages 100 and 101.

	Long term debt

[33] Long term liabilities	Convertible debentures to Company personnel	8,189	10,360
	Loans	127,667	323,022

	Total	135,856	333,382

Convertible debentures to Company personnel

Employees may opt for convertible personnel debentures under the annual profit-sharing scheme. The duration is 6.5 years. The average interest rate is 4.2% [2004: 4.3%] and the average conversion price is € 11.94 [2004: € 14.66].

Loans		principal amount x € 1,000	average interest rate [%] at November 30	redemption	amounts due after more than five years x € 1,000
	Euro debenture loan	123,129	6.25	2007	—
	Euro	4,538	5.84	2013	4,538

	Total	127,667	6.24		4,538

The fixed interest rates of the euro [debenture] loans have been fully swapped into variable interest rates.

The total fair value of the above loans exceeds the principal amount by € 10.4 million [2004: € 26.4 million]

The short term portion of the loans amounting to € 154 million [2004: € 1 million] is shown under ‘Bank borrowings’.

Océ N.V. | Notes to the Balance Sheet and the Statement of Operations

	Current liabilities	2005	2004	x € 1,000
[34] Short term debt	Borrowings under bank lines of credit	5,324	7,711
	Bank borrowings	592,188	1,257

	Total	597,512	8,968

	To finance the acquisition of Imagistics International Inc. Océ took out a bridging loan for a maximum period of nine months. This loan will be converted into a long term financing arrangement in 2006.

[35] Other liabilities	Preference dividend	2,108	3,551
	Other	2,412	4

	Total	4,520	3,555

	Commitments and contingent liabilities not stated in the balance sheet	2005	2004	x €1,000
Other commitments	Bank guarantees for Group companies	38.5	104.5
	Collateral security provided for Group companies	54.5	52.1

	For an explanation of the financial instruments see page 108.

Other information

Proposed net income appropriation	2005	2004	x € 1,000
Preference dividend	2,108	3,551
Cash dividend interim	12,555	12,527
Cash dividend final	35,995	35,913
Added to Retained earnings:
To Retained earnings	28,180	26,085

Total net income	78,838	78,076

Upon adoption of this proposed net income appropriation, the dividend for the 2005 financial year will be: € 2 per priority share of € 50, € 0.11 [rounded] per financing preference share of € 0.50 and € 0.58 per ordinary share of € 0.50. The final dividend per ordinary share for the 2005 financial year will amount to € 0.43, as a distribution of € 0.15 per ordinary share was made on October 26, 2005 on account of the expected dividend. It is proposed to make the final dividend per ordinary share available fully in cash. This proposed net income appropriation is in conformity with Article 36 of the Company’s Articles of Association.

Extract from the Articles of Association relating to net income appropriation The rules for net income appropriation as laid down in the Articles of Association can – where of relevance at the present time – be summarised as follows [for literal text see Article 36 of the Articles of Association]. Where possible, the following dividends shall be distributed in turn from the net income: first, on the protective preference shares: a percentage of the paid-up amount equal to the average three-month EURIBOR percentage, weighted according to the number of days during which it was applicable, increased or reduced where necessary by at most two percentage points; then on the financing preference shares: 3.716% of the paid-up amount including share premium, which percentage was established on December 1, 2004 and will subsequently be adapted each time eight years thereafter; then on the priority shares 4% of the nominal value. Out of the remainder of the net income that is available for distribution, dividend shall be distributed on the ordinary shares. Subsequently, of the net income then remaining, as much shall be reserved as may be deemed necessary by the Board of Executive Directors, subject to approval of the Supervisory Board. In so far as the net income has not been set aside in the form of reserves, it shall be at the disposal of the holders of ordinary shares.

Other information

Authorised capital

The authorised capital amounts to € 175,001,500 and is subdivided into:

•	145,000,000 ordinary shares of € 0.50 each;

•	30 priority shares of € 50 each;

•	30,000,000 cumulative financing preference shares of € 0.50 each; and

•	175,000 cumulative protective preference shares of € 500 each.

Ordinary shares During the financial year the total number of shares outstanding increased by 191,468 to 83,709,588 as at November 30, 2005. The main reason for this increase was the exercise of options in connection with the Stock Option Plan.

Priority shares All priority shares are issued. They are held by Foundation Fort Ginkel, Venlo, the directors of this Foundation are: J.L. Brentjens [chairman], R.L. van Iperen and F.J. de Wit. The Articles of Association grant certain rights to the holders of priority shares, including the following:

•	they determine the number of members of the Supervisory and Executive Boards;

•	they draw up a binding nomination list for shareholders for the appointment of Supervisory and Executive Directors;

•	alteration of the Articles of Association is possible only if proposed by them;

•	their approval is required for the issue of shares as yet not issued.

In any one year not more than € 60 may be distributed as a dividend on all the priority shares together. The Board of Executive Directors of Océ N.V. and the directors of Foundation Fort Ginkel are jointly of the opinion that, as regards the exercise of the voting rights attaching to the priority shares, Foundation Fort Ginkel has complied with the requirements set in respect hereof in Appendix X of Euronext Rulebook, Book 11, General Rules Euronext Amsterdam Stock Market.

Other information

Preference shares Since 1979 the Company has been under the irrevocable obligation to issue protective preference shares to the Lodewijk Foundation, Venlo, on the latter’s first request. As to the nominal value of such issue, the Company’s obligation has since February 1997 related to at most an amount equal to the total nominal value of the ordinary and financing preference shares of the Company issued at the time of the request. The directors of the Lodewijk Foundation are: N.J. Westdijk [chairman], S.D. de Bree, M.W. den Boogert and F.J.G.M. Cremers.

The Board of Executive Directors of Océ N.V. and the directors of the Lodewijk Foundation are jointly of the opinion that, as regards the independence of the directors of the Lodewijk Foundation, the requirements set in respect hereof in Appendix X of Euronext Rulebook, Book 11, General Rules Euronext Amsterdam Stock Market have been complied with. In 1996 5,000,000 financing preference shares were placed with the Foundation ‘Stichting Administratiekantoor Preferente Aandelen Océ’ in return for the issue to a number of institutional investors of registered depositary receipts with limited cancellability. As a result of the share split the number of financing preference shares currently placed amounts to 20,000,000. The directors of the Foundation ‘Stichting Administratiekantoor Preferente Aandelen Océ’ are: H. de Ruiter [chairman], S. Bergsma, J.M. Boll, and L. Traas.

Subsequent events

On December 1, 2005 Océ in Japan acquired the population of high volume, wide format machines from Shacoh. The consideration paid for this acquisition was € o.8 million.

On January 16, 2005 Océ announced a reorganisation in America. Following on from the acquisition of Imagistics International Inc. some 250 jobs will be discontinued in America. The related reorganisation costs will amount to around € 1.7 million.

Signatures to the financial statements and other information set out on pages 79 to 122:

January 27, 2006

The Board of Supervisory Directors

J.L. Brentjens

M. Arentsen

A. Baan

P. Bouw

J.V.H. Pennings

F.J. de Wit

The Board of Executive Directors

R.L. van Iperen

J. van den Belt

J.F. Dix

Other information

To the General Meeting of Shareholders of Océ N.V.

Auditors’ report

Introduction In accordance with your instructions we have audited the financial statements as included in the annual report for the year ended November 30, 2005 of Océ N.V., Venlo. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion In our opinion, the financial statements give a true and fair view of the financial position of the company as at November 30, 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amsterdam, January 27, 2006

PricewaterhouseCoopers Accountants N.V.

Board of Supervisory Directors as at January 27, 2006

J.L. [Joep] Brentjens, chairman [1940], Bloemendaal

Post[s] held former chairman of the Board of Directors of VNU N.V.

Nationality Dutch.

Appointed in 2001.

Current term of office until 2009.

Maximum period of office until 2013.

Supervisory directorships chairman of the Supervisory Board of Heijmans N.V. and member of the Supervisory Board of

VNU N.V., Fortis OBAM N.V. and Holdingmaatschappij P. Bakker Hillegom B.V.

Other posts vice-chairman of Van Leer Group Foundation, chairman of the Board of the Nijmegen Catholic University Foundation and board member of several other foundations.

F.J. [Frank] de Wit, vice-chairman [1939], Bonaire [the Netherlands Antilles]

Post[s] held former chairman of the Board of Directors of N.V. KNP B.T.

Nationality Dutch.

Appointed in 1997.

Current term of office until 2009.

Maximum period of office until 2009.

Supervisory directorships member of the Supervisory Board of PontMeyer N.V.

Other posts member of the Advisory Board of Keyser & Mackay [International] C.V. and board member of several foundations.

M. [Rinus] Arentsen [1939], Reeuwijk

Post[s] held former member of the Board of Executive Directors of CSM N.V.

Nationality Dutch.

Appointed in 2004.

Current term of office until 2008.

Maximum period of office until 2016.

Supervisory directorships chairman of the Supervisory Board of CSM Nederland B.V., Klaverblad Onderlinge Verzekeringsmaatschappij U.A. and Royal Frans Maas Groep N.V. and member of the Supervisory Board of Zuivelcoöperatie Campina U.A., Incotec B.V. and Van der Moolen Holding N.V.

Other posts board member of several foundations.

A. [Adri] Baan [1942], Eindhoven

Post[s] held former member of the Board of Management of Royal Philips Electronics N.V. and a former member of the Group Management Committee of Royal Philips Electronics N.V.

Nationality Dutch.

Appointed in 2003.

Current term of office until 2007.

Maximum period of office until 2015.

Supervisory directorships non-executive director of Imperial Chemical Industries ICI PLC and International Power PLC [London], member of the Supervisory Board of Royal Volker Wessels Stevin N.V., Wolters Kluwer N.V. and Hagemeyer N.V.

Other posts director Port of Singapore Authority Europe and member of the Supervisory Board of the Netherlands Authority for Financial Markets [AFM].

P. [Pieter] Bouw [1941], Amsterdam

Post[s] held former chairman of Koninklijke Luchtvaart Maatschappij N.V. [KLM].

Nationality Dutch.

Appointed in 1998.

Current term of office until 2006.

Maximum period of office until 2010.

Supervisory directorships chairman of the Supervisory Board of CSM N.V. and member of the Supervisory Board of NUON N.V.

Other posts part-time professor in Business Administration at Twente University, chairman of the Board of Trustees of Amsterdam Free Reformed University/Windesheim and VU Medical Centre, chairman of the Banking Council and board member of several foundations.

J.V.H. [Harry] Pennings [1934], Maaseik [Belgium]

Post[s] held former chairman of the Board of Executive Directors of Océ N.V.

Nationality Dutch.

Appointed in 1998.

Current term of office until 2006.

Maximum period of office until 2010.

Supervisory directorships chairman of the Supervisory Board of AZL N.V., Essent N.V. and N.V. Industriebank Liof, vice-chairman of the Supervisory Board of Wolters Kluwer N.V. and member of the Supervisory Board of Berenschot Groep B.V.

Other posts board member of several foundations.

Board of Executive Directors as at January 27, 2006

R.L. [Rokus] van Iperen [1953], Venlo

Post chairman Board of Executive Directors.

Nationality Dutch.

Appointed as member of the Board of Executive Directors in May 1995 and as chairman of the Board of Executive Directors in September 1999.

Functional responsibilities Strategy, Corporate Personnel and Organisation, Research & Development, Manufacturing & Logistics, Secretariat of the Company and Legal Affairs, Corporate Communications.

Geographical The Netherlands, United States [chairman], Germany, Switzerland, Italy, Belgium and Japan.

Other posts member of the Advisory Board Technical University Eindhoven and member of the Advisory Board of Rabobank Nederland.

Post[s] held Employed by Océ since 1978. After several posts within R&D, appointed assistant director in 1986. Since 1989 responsible for the Printing Systems business unit. Managing Director of Océ-Belgium N.V. from 1992 until his appointment as member of the Executive Board.

J. [Jan] van den Belt [1946], Venlo

Post member Board of Executive Directors.

Nationality Dutch.

Appointed March 2001.

Functional responsibilities Finance and Administration, Treasury, Tax, Internal Audit, Information Technology, Investor Relations and financing companies.

Geographical France, Spain and Portugal.

Post[s] held From 1970 employed by Unilever in the Netherlands and the United Kingdom. Since 1977 employed by N.V. Royal Dutch Petroleum Company [Shell]. Until 1997 several management posts with Shell in the field of treasury and controlling and as Chief Financial Officer [CFO] in various countries in Latin America, the United Kingdom and the Netherlands. From 1997 until 2000 [CFO] of Shell in Brazil. Since September 1, 2000 employed by Océ as CFO.

J.F. [Jan] Dix [1946], Schoten [Belgium]

Post member Board of Executive Directors.

Nationality Dutch.

Appointed May 1998.

Functional responsibilities United States [CEO], Direct Export, Emerging Markets and Marketing Communications.

Geographical United States, Canada, Mexico, United Kingdom, Nordic, Australia, Central Europe, Far East and Brazil.

Post[s] held From 1970 until 1972 director of the family business Trappen-fabriek Dix B.V., Utrecht. Joined Douwe Egberts N.V. in 1972; from 1973 until 1977 as director in Denmark. Employed by Océ since March 1, 1977. After several management posts, appointed Managing Director of Océ-Belgium N.V. in 1985. Mr. Dix worked for Océ in the United States from 1988 until 1998, and since 1992 as President of Océ-USA, Inc. until his appointment as member of the Executive Board. He has been a member of the Executive Board of Océ N.V. since 1998 and with effect from September 15, 2004 he was also appointed CEO of Océ-USA Holding, Inc.

S enior Executive Central Services

January 2006

Strategic Business Units	Digital Document Systems	M.J.A. Frequin
	Wide Format Printing Systems	T. Egelund

Digital Document Systems	Corporate Printing	M.W. Drontmann
	Commercial Printing	H. Würges
	Software & Professional Services	K. Sommer
	Océ Business Services	M.C. Kingmans

Wide Format Printing Systems	Technical Document Systems	G. Rongen
	Display Graphics Systems	G.H. van Praag
	Imaging Supplies	A.P. Langendoen

Research and Development [R&D]	Wide Format Systems & Cutsheet Systems	W.H.M. Orbons
	Continuous Feed Systems	P. Feldweg
	Software	M. Pracchi

Manufacturing and Logistics		N.J. Koole

Central Operating Company	Executive Committee	H.J. Blekman, chairman
Venlo		P.H.G.M. Creemers
T. Egelund
P. Hagedoorn
J. Hol
N.J. Koole
W.H.M. Orbons
E.E.C. Vandoninck
G.C. Wilbrink

Central Operating Company	Executive Committee	P. Feldweg
Poing [Germany]		M.J.A. Frequin
M. Meyer

Corporate Staff	Secretariat of the Company, Legal Affairs	Vacancy
	Corporate Personnel and Organisation	P.H.G.M. Creemers
	Group Controlling	E.E.C. Vandoninck
	Chief Information Officer	P. Hagedoorn
	Corporate Finance	P.M. Vincent
	Corporate Communications	J. Hol

Principal group companies and their chief executives *

January 2006

Europe
Belgium	Océ-Belgium N.V. / S.A.	J. van Boerdonk	Brussels	2 7294811
	Océ Software Laboratories Namur S.A.	B. Hucq	Gembloux	81 876710
Denmark	Océ-Nordic Holding ApS	J. Bjørkmann	Copenhagen	43 297000
	Océ-Danmark a/s	H. Risør	Copenhagen	43 297000
Germany	Océ Holding Deutschland	P. Feldweg and	Mülheim/Ruhr	208 48450
	Verwaltungsgesellschaft m.b.H.	S. Landesberger
	Océ-Deutschland G.m.b.H.	S. Landesberger and	Mülheim/Ruhr	208 48450
L. Pouwels
	Océ Printing Systems G.m.b.H.	P. Feldweg,	Poing	8121 724031
M.J.A. Frequin and
M. Meyer
	Océ Document Technologies G.m.b.H.	M. Mertgen	Konstanz	75 31874010
Finland	Océ-Finland Oy	J.P. Koskenmies	Helsinki	9 6859110
France	Océ-France S.A.	N. Debargue	Noisy-le-Grand	1 45925000
	Océ Print Logic Technologies S.A.	R. Balmès	Créteil	1 48988000
Hungary	Océ-Hungária Kft.	G. Németh	Budapest	1 2361040
Ireland	Océ-Ireland Ltd.	N. Kooij	Dublin	1 4039100
Italy	Océ-Italia S.p.A.	G. Seno	Milan	02 927261
Netherlands	Océ-Technologies B.V.	H.J. Blekman	Venlo	77 3592222
	Océ-Nederland B.V.	J.W.C. Verschaeren	‘s-Hertogenbosch	73 6815815
	Arkwright Europe B.V.	J. Heath	Venlo	77 3209020
	Océ-America, Inc.	R.P.M.J. van Loenen	Venlo	77 3592222
and P.M. Vincent
	Océ General Partnership	R.P.M.J. van Loenen	Venlo	77 3592222
and P.M. Vincent
Norway	Océ-Norge A.S.	J. Bjørkmann	Oslo	2 2027000
Austria	Océ-Österreich Ges.m.b.H.	G. Schennet	Vienna	1 86336
Poland	Océ-Poland Ltd. Sp. Z o.o.	M. Kozlowski	Warsaw	22 5002100
Portugal	Océ-Portugal Equipamentos	F. Calvache	Lisbon	21 4125700
Gráficos S.A.
Romania	Océ-Software S.R.L.	M. Mühe	Timisoara	256 200786
Slovakia	Océ-Slovenská republika s.r.o.	I. Konecný	Bratislava	2 44010111
Spain	Océ-Iberia Holding Valores S.L.	I. Esteve	Barcelona	93 4844800
	Océ-España S.A.	I. Esteve	Barcelona	93 4844800
Czech Republic	Océ-Czeska republika s.r.o.	I. Konecný	Prague	2 44010111
United Kingdom	Océ [UK] Limited	N. Kooij	Brentwood	870 6005544
	Océ Imagistics [UK] Limited	B. Curley	Brentwood	870 6005544
Sweden	Océ Svenska AB	J. Bjørkmann	Stockholm	8 7034000
Switzerland	Océ [Schweiz] A.G.	Ph. Convents	Glattbrugg	1 8291111

*  Where holdings are less than 95% of total equity, the percentage of capital held is stated. A list of affiliated companies is available for public inspection at the Commercial Registry, Venlo, in conformity with the provisions of Article 379, Book 2 of the Dutch Civil Code.

Principal group companies and their chief executives

January 2006

North America
United States	Océ-USA Holding, Inc.	J. Dix	Chicago, ILL	773 7143762
	Océ North America, Inc.	P. Chapuis	Chicago, ILL	773 7148500
		and M. Baboyian	Boca Raton, FL	561 9973100
	Océ Imagistics Inc.	J.D. Skzrypczak	Trumbull, CT	203 3657000
	Arkwright, Inc.	J. Heath	Fiskeville, RI	401 8211000
	Océ Business Services, Inc.	J.R. Marciano	New York, NY	212 5022100
Océ Reprographic
	Technologies, Corp.	R. Newson a.i.	Phoenix, AZ	602 7441353
	Onyx Graphics, Inc.	W. Noot	Salt Lake City, UT	801 5689900
Canada	Océ-Canada, Inc.	S. Goodall	Toronto	416 2245600
	Océ Imagistics Canada Inc.	G.E. Clark	Mississauga	905 5640195
Mexico	Océ-Mexico S.A de C.V.	J. Escudero	Mexico City	55 50898710

Asia/Pacific

Australia	Océ-Australia Ltd.	S.J.J. Notermans	Scoresby	3 97303333
China	Océ Office Equipment	M. Sak	Shanghai	21 62729698
[Shanghai] Co., Ltd.
Hong Kong	Océ [Hong Kong China] Ltd.	M. Sak	Hong Kong	25776064
Japan	Océ-Japan Corporation	Y. Yamamoto	Tokyo	3 54026112
Malaysia	Océ Malaysia Sdn. Bhd.	M.A.M.E. van Mierlo	Petaling Jaya	3 79668000
Singapore	Océ [Singapore] Pte. Ltd.	M.A.M.E. van Mierlo	Singapore	6 4701500
Thailand	Océ [Thailand] Ltd.	A.G.F. van Mastrigt	Bangkok	2 2607133

Other countries

Brazil	Océ-Brasil Comércio e Indústria Ltda.	R. Uildriks	São Paulo	11 30535300

Direct Export/Emerging Markets
Netherlands	Océ Direct Export/Emerging Markets	H. Würges	Venlo	77 3592222

Financing companies

Australia	Océ-Australia Finance Pty. Ltd.	S.J.J. Notermans	Scoresby	3 97303333
Belgium	Océ-Interservices N.V. / S.A.	J. van Boerdonk	Brussels	2 7294992
Germany	Océ-Deutschland Financial	L. Pouwels	Mülheim/Ruhr	208 48450
Services G.m.b.H.
France	Océ-France Financement S.A.	Ph. Poulalhon	Saint-Cloud	1 45925055
Spain	Océ-Renting S.A.	E. de Sus	Barcelona	93 4844800
United States	Océ-Financial Services, Inc.	S. Schulein	Boca Raton, FL	1 5619973100

Minority holdings

Cyprus	Heliozid Océ-Reprographic	25%
[Cyprus] Ltd.
Singapore	Datapost Pte. Ltd.	30%

Supplementary information for shareholders

Investor Relations [IR] policy The aim of Océ’s IR policy is to keep [potential] investors informed in good time and in the most effective possible way about developments within the company, the objective being to provide them with a clear picture on which to base their investment decisions with regard to Océ. Not only information about the financial results and prospects is of key importance, but also the provision of information in the broadest sense about the company’s strategic choices and objectives and about social aspects such as sustainable development.

The principal document for the provision of information is the annual report. In addition Océ regularly organises roadshows and other informative meetings for institutional investors and analysts.

When the annual results are published Océ holds a press conference. Following publication of the annual [and six-monthly] results Océ also organises a number of meetings for analysts and after the announcement of the results for the first and the third quarters Océ holds a conference call for analysts. These information sessions can be followed in real time via webcasting.

Océ opts to interact proactively with its shareholders. By maintaining regular and direct contacts with investors Océ is able to form a picture of their wishes and ideas and these dialogues are an extremely useful way of gaining an insight into how Océ is perceived. Twice a year Océ publishes a magazine that is especially focused on private investors who are interested in Océ. This magazine, called Inside Océ, is aimed at giving private investors a better insight into Océ. Every year Océ also organises a day on which the company presents itself to groups of private investors. This is known as the Océ Private Investor Day.

Via the Investor Information link on the Océ website all sorts of relevant information can be found, such as quarterly and annual figures, press releases and background information and links to other sources. On the website it is also possible to take out a subscription to the Inside Océ magazine.

The agenda for the Annual General Meeting of Shareholders is also posted on the Océ website. In that agenda authorisation is requested, inter alia, for the issue of shares and the restriction or preclusion of the pre-emptive right. An explanation is given in the agenda of the objectives and restrictions that the Board of Executive Directors and the Supervisory Board will comply with in the event that they make use of such authorisation.

Investors and/or their advisers are welcome to submit any questions direct to Océ’s Investor Relations department by telephone [+31] [0]77 3592240 or via e-mail [marij.verlinden@oce.com], if desired by mentioning their own telephone number and the times when they can be called back.

Supplementary information for shareholders

Quarterly results [net income]	2005		2004
	x € million	% change on previous year	x € million	% change on previous year
First quarter	9.1	–47	17.2	–19
Second quarter	10.6	–51	21.4	+13
Third quarter	8.9	–37	**14.1	—
Fourth quarter	*50.2	+98	**25.4	–6

Year	78.8	+1	78.1	+27

Quarterly results [basic earnings per ordinary share calculated on the basis of the weighted average number of shares outstanding]	2005		2004
	in euro	% change on previous year	in euro	% change on previous year
First quarter	0.10	–47	0.20	–20
Second quarter	0.12	–51	0.25	+13
Third quarter	0.10	–37	0.15	—
Fourth quarter	0.60	+103	0.29	–6

Year	0.92	+3	0.89	+29

Distribution of ordinary shares as % at end of financial year [indication based on information provided by banks]	2005			2004
	private	institutional	total	private	institutional	total
Netherlands	18	14	32	19	13	32
United Kingdom	—	23	23	—	21	21
Belgium / Luxembourg	1	20	21	1	20	21
United States	—	21	21	—	19	19
Other	—	3	3	1	6	7

Total	19	81	100	21	79	100

*	Net income for the fourth quarter 2005 includes a decrease of the pension provisions of € 48.1 million and reorganisation costs of € 22.6 million [both after taxation].

**	Net income for the third and fourth quarters of 2004 includes impairment of € 4.4 million and € 0.3 million respectively [after taxation] and the release of a net tax provision of € 5.6 million and € 1.4 million respectively.

Supplementary information for shareholders

Important [publication] dates
[subject to modification]

April 4, 2006	first quarter results 2006
April 20, 2006	general meeting of shareholders
July 5, 2006	second quarter / first half year results 2006
October 3, 2006	third quarter / nine months results 2006
January 2007	provisional results for 2006
February 2007	publication of 2006 annual report

Stock exchange listings Ordinary shares in Océ are listed on the stock exchanges in Amsterdam, Düsseldorf, Frankfurt/Main and on the electronic stock exchange [EBS] in Switzerland. They are traded in the United States as American Depositary Receipts [ADRS] via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Large Shareholdings Notification Act On the basis of the Act on the Notification of Large Shareholdings in Publicly Listed Companies [Dutch abbreviation: WMZ] which requires, inter alia, that shareholders must notify any holdings of more than 5% of the ordinary outstanding shares, the following holder of ordinary shares is known: Internationale Nederlanden Groep [6.33%], notification February 28, 1992.

Depositary receipts with limited cancellability for financing preference shares are held by: Rabobank Nederland [6.25%], notification May 31, 1996; Fortis N.V. [5.68%], notification May 10, 1999; and New NIB Partners LP [5.59%], notification December 15, 2005.

The percentages mentioned above are the percentages of the total outstanding share capital held at the time when the notification was made.

Océ 2001 - 2005

Consolidated Statement of Operations	2005	2004	2003	2002	2001	amounts x € million
Total revenues	2,677	2,652	2,769	3,176	3,234
Operating income	110	110	125	226	225
Net income	79	78	61	113	10

Key figures:
Total revenues
Increase/decrease in %	1	–4	–13	–2	—
Expenditure on research and development	193	207	212	215	203
As % of total revenues	7.2	7.8	7.7	6.8	6.3
Operating income
As % of total revenues	4.1	4.2	4.5	7.1	6.9
As % of average balance sheet total	4.8	4.8	4.7	7.5	7.1
Net income
As % of total revenues	2.9	2.9	2.2	3.5	*3.2
As % of average shareholders’ equity	10.7	10.9	8.3	13.1	*10.9
Ordinary net income
As % of average ordinary shareholders’ equity [ROE]***	11.3	11.3	8.5	13.6	*11.2
Net income retained	28	26	10	60	*53
As % of net income	36.7	35.0	16.5	55.5	*51.9
Payroll expenses	1,184	1,228	1,271	1,347	1,310
As % of total revenues	44.2	46.3	45.9	42.4	40.5
Number of employees	24,164	21,315	22,204	22,489	22,472
Per € 0.50 ordinary share [in euro]:
Basic earnings**	0.92	0.89	0.69	1.30	*1.19
Diluted earnings	0.91	0.88	0.69	1.29	*1.18
Free cash flow	–6.06	4.44	3.93	4.02	2.04
Shareholders’ equity	8.65	7.87	7.87	8.55	10.56
Dividend	0.58	0.58	0.58	0.58	0.58

Average number of ordinary shares outstanding [x 1,000]	83,698	83,488	83,409	84,086	85,241
Increase from dilution [x 1,000]	971	1,271	759	693	714

Shareprice [in euro]:
Year’s highest	13.54	16.10	13.70	14.07	18.90
Year’s lowest	10.80	10.60	6.50	6.50	6.15
Year end	12.11	11.25	11.92	11.45	10.20

*	Before extraordinary items.

**	Basic earnings after extraordinary items amount to € 0.08 in 2001.

***	The definition of ROE has changed since 2004.

Océ 2001 - 2005

Consolidated Balance Sheet	2005	2004	2003	2002	2001	amounts x € million
Assets:
Intangible fixed assets	550	37	49	86	44
Tangible fixed assets	579	481	494	578	637
Financial fixed assets	330	360	560	693	751

Fixed assets	1,459	878	1,103	1,357	1,432

Current assets	1,360	1,355	1,318	1,505	1,696

Total	2,819	2,233	2,421	2,862	3,128

Liabilities:
Group equity	818	752	752	811	985
Long term liabilities [provisions]	513	516	596	637	426
Long term debts	227	438	381	756	754
Current liabilities	1,261	527	692	658	963

Total	2,819	2,233	2,421	2,862	3,128

Key figures:

Property, plant and equipment	455	423	431	459	458
Net expenditure	86	74	81	101	106
Depreciation	89	86	94	95	91
Rental equipment	124	58	63	119	179
Net expenditure	49	40	14	30	50
Depreciation	38	43	65	87	103
Finance lease receivables [net] including short term finance leases	343	403	801	1,013	1,153
As % of balance sheet total	12	18	33	35	37
Inventories	364	317	310	346	365
As % of total revenues	14	12	11	11	11
Trade accounts receivables	573	452	503	574	649
As % of total revenues	21	17	18	18	20

Ratio of current assets to current liabilities	1.1	2.6	1.9	2.3	1.8
Group equity as % of balance sheet total	29	34	31	28	31

List of terms and abbreviations

Analogue In relation to copiers: non-digital production of a copy with the aid of a photo-lens; analogue machines cannot communicate with other copying machines [see also digital below].

Application software Software designed to handle specific applications.

Asset recovery The recovery from used equipment of all serviceable materials, parts and components so that they can be made suitable for reuse.

Back service The increase in accrued pension rights under a defined benefit scheme prior to retirement as a result of salary increases or index-linking.

CAD Computer Aided Design: designing with the aid of the computer.

Captive lease company/business An Océ subsidiary which takes over leases and leasing activities from other Océ subsidiary companies. The lease receivables are then sold to external financiers.

CEO Chief Executive Officer.

CFO Chief Financial Officer.

CIO Chief Information Officer.

Competence Centre Used within Océ to mean: knowledge centre within the Océ organisation in which technological expertise and specialisations are concentrated.

Conference call Used within Océ to mean: a telephone meeting convened by Océ with investment analysts to explain the financial results and provide background information.

Continuous feed printing Printing on rolls of paper or on pinfeed forms.

CopyPress printing technique System for producing copies of offset quality, in which the toner is ‘pressed’ into the paper.

Cost of ownership Ongoing fixed and variable costs linked to the use of a product after it has passed into customer ownership.

Cutsheet printing Printing on separate sheets of paper.

DDS The Strategic Business Unit Digital Document Systems.

Design for reuse Making allowance for the reuse of a product, starting in the actual design stage.

DGS The business group Display Graphics Systems.

Digital In relation to printers and copiers: producing a print or copy by means of laser or LED exposure in a computer controlled machine which can also communicate via a network; used here as the opposite to analogue [see above].

Digital print providers Businesses that are specialised in the production of prints for third parties [copy shops and job printers].

Direct Imaging [DI] Technique in which the image is formed in one single pass on a drum before being transferred to the copying material.

Document workflow software Software used for the processing of document flows and all related activities.

Dpi Dots per inch: indicates the resolution of a scan or print, i.e. the number of dots scanned or displayed per inch.

Dutch GAAP Dutch Generally Accepted Accounting Principles.

EBIT Term used to describe the financial results: Earnings Before Interest and Tax.

EDP Electronic Data Processing: the processing of data on a computer.

Embedded software Basic software for controlling Océ products.

ERP Enterprise Resource Planning: standard software that integrates the most important business functions within one complete package [company-wide IT solution].

Finishing In relation to printers: post printing operations such as folding, cutting, stapling, collecting, glueing, franking, bundling etc.

Flatbed printers Wide format printers in which the printing head moves across a flat plate, enabling the printing of large, non-flexible surfaces.

Free cash flow The cash flow before financing activities.

Graphics market Market for [commercial] printed matter in which conventional, non-digital processes are used.

GRI Global Reporting Initiative: organisation that develops basic principles for the reporting of factors relating to sustainable business practices.

Hedging policy Providing cover against foreign exchange risks by means of forward buying or selling of expected physical net outflows and inflows in foreign currencies that are not the functional currency of the reporting unit. Interest risks can also be hedged so as to minimise mismatches between net interest inflows and outflows.

IAC Internal Audit Committee.

ICC Internal Controls Committee.

IFRS International Financial Reporting Standards; standard accounting priciples prescribed in the EU for publicly listed companies.

Imaging supplies All materials required for printing, such as carrier media [paper, plastics, textiles], inks and toners.

Inkjet technology Printing technique in which fine droplets of ink are used to build up the printed image.

Input and output management All activities involved in preparing for and executing print jobs.

IR Investor Relations.

List of terms and abbreviations

MC PAPER Machine-coated paper. Because of its smooth, slightly glossy coating this type of paper is particularly suitable for the printing of clear photos and illustrations. Mainly used for high quality printed advertising matter.

Media In relation to printing: all materials on which a print is produced.

Non recourse basis Used here to mean: the sale of the existing lease portfolio in a manner that cannot be reversed.

Non recurring revenues Income from the sale of machines, software and professional services.

OEM Original Equipment Manufacturer: refers to the producer of a machine that is used in the sales process of another producer or distributor.

OIPS Operating Income Per Share.

One-stop shopping concept Used within Océ to mean: Buying in as many services as possible from one single supplier, e.g. printers, systems, application software, service, support and their financing.

OPC Organic Photoconductor: Light-sensitive and durable photoconductor [drum or belt] for transferring the image onto paper.

Organic growth The development of the results excluding acquisition and exchange rate effects.

Outsourcing Important for Océ in the sense that document processes within a company are contracted out to a specialised external party such as Océ Business Services.

Print-for-use Refers to printing processes that serve to support a company’s primary business processes.

Print-for-pay Refers to printing processes of users whose primary process is commercial printing.

Private label concept Performing activities under a brand name other than the company’s own brand name. In the case of finance leasing the lease partner may use the Océ name to offer its financing facilities to its contract partners.

Process drum Image carrier in the Direct Imaging [DI] process.

Proxy solicitation Giving shareholders the possibility of casting their vote without being physically present at the meeting of shareholders.

Recurring revenues Income from services, materials, rentals interest and business services.

Remanufacturing Restoring machines to an as-new condition again so that they can embark upon a subsequent new life cycle; this involves thorough cleaning, replacement of parts subject to wear and tear and possibly the addition of new functionalities.

R&D Research & Development.

ROA Return on Assets [financial ratio].

ROE Return on Equity: Ordinary net income as % of ordinary shareholders’ equity [financial ratio].

Roll-to-roll Method of [wide format] printing for very long media in which the printed material is directly wound on another roller. Fast drying is needed in this process.

SEC Securities and Exchange Commission; the stock market supervisory authority in the United States.

Solution delivery process Standardised method developed by Océ for customer-specific design and implementation of [complex] printing solutions, comprising the entire process used by the customer.

Stakeholders All those who have an interest in Océ’s activities.

TDS The business group Technical Document Systems.

Thermal inkjet Printing technique in which the ink used in an inkjet printer is heated so that it becomes fluid at the exact moment of printing. As soon as the ink comes into contact with the print medium, the ink sets again.

Transaction print production Production of prints and copies on request in either big or small print runs.

US GAAP United States Generally Accepted Accounting Principles.

Value added resellers Distribution partners who supply their customers not only with machines but also with a range of related services, ranging from primary consultancy to regular service and the delivery of supplies.

Volume segment Internationally accepted industrial standard for classifying the copying and printing markets into segments based on the number of prints or copies produced per machine per month.

WFPS The Strategic Business Unit Wide Format Printing Systems.

Workflow management Used at Océ to mean: managing the quantity of print assignments and the related activities within an organisation.

Forward-looking statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects’, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ [and some of which are beyond Océ’s control]. When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this Annual Report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission. These factors, risks and uncertainties include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of this annual report, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.